UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           Evergreen Bancorp, Inc.
                              (Name of Issuer)

                 Common Stock, $3.33 1/3 par value per share
                       (Title of Class of Securities)

                                  300182102
                               (CUSIP Number)

                              Thomas J. Pruitt
                          Executive Vice President
                            Banknorth Group, Inc.
                             300 Financial Plaza
                           Burlington, VT   05401
                                (802)860-5558
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                JULY 31, 1998
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (6), check the following
box   [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


CUSIP NO. 300182102

1.    NAME OF REPORTING PERSON
      Banknorth Group, Inc.      I.R.S.# 03-0321189

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS         WC, 00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER
      0 (1),(2)  (See Item 5)

8.    SHARED VOTING POWER
      0 (1),(2)  (See Item 5)

9.    SOLE DISPOSITIVE POWER
      0 (1),(2)  (See Item 5)

10.   SHARED DISPOSITIVE POWER
      0 (1),(2)  ( See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1),(2) (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X] (2)

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.9 % (3)

14.   TYPE OF REPORTING PERSON
      Banknorth Group, Inc.:

      HC, CO


--------------------
(1) Banknorth Group, Inc. ("Banknorth") and Evergreen Bancorp, Inc. ("Evergreen") have entered into a Stock Option Agreement pursuant to which Banknorth has the right to purchase, under certain conditions, the lesser of 1,888,923 shares of Evergreen's Common Stock, $3.33 1/3 par value per share (the "Evergreen Common Stock") or 19.9% of such Common Stock issued and outstanding on the date of exercise, at a purchase price of $27.75 per share (the "Option"). The number of shares to which the Option relates and the purchase price are subject to certain anti-dilution adjustments specified in the Stock Option Agreement. Because exercisability of the Option is subject to material contingencies outside the control of Banknorth, Banknorth hereby disclaims beneficial ownership of all of the shares to which the Option relates.

(2) Shares (if any) held in trust accounts, managed accounts or other similar arrangements by one or more subsidiaries of the reporting person are not included. Banknorth disclaims beneficial ownership of such shares.

(3) The Option relates to up to 1,888,923 shares of Evergreen Common Stock, which represents approximately 19.9% of the total shares of Evergreen Common Stock issued and outstanding as of July 28, 1998 or reserved for issuance pursuant to employee plans, without taking into effect the shares issuable under the Option, or approximately 16.6% of the total shares that would be issued and outstanding or reserved for issuance pursuant to employee plans, after taking into effect the shares issuable under the Option.


ITEM 1.  SECURITY AND ISSUER

      This statement relates to certain shares of common stock, $3.33 1/3 par value per share of Evergreen Bancorp, Inc., a corporation organized under the laws of the State of Delaware. The principal executive office of Evergreen is located at 237 Glen Street, Glens Falls, New York 12801.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a)-(c) and (f) The name of the reporting person filing this statement is Banknorth Group, Inc., a corporation organized under the laws of the State of Delaware. The principal executive office of Banknorth is located at 300 Financial Plaza, Burlington, VT 05401.

      Banknorth is registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking. Banknorth through its subsidiaries presently operates banking offices in the states of Vermont, New Hampshire and Massachusetts. Banknorth also owns a trust and investment subsidiary and nonbank subsidiaries that engage in mortgage banking and certain insurance activities.

      The names of the directors and executive officers of Banknorth and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Schedule I to this Schedule 13D and are specifically incorporated herein by reference.

      (d)-(e) During the last five years, neither Banknorth nor, to the best of Banknorth's knowledge, any of the individuals named in Schedule I to this Schedule 13D, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the Stock Option Agreement described in Item 4, Evergreen has granted to Banknorth the option to purchase up to the lesser of 1,888,923 shares of Evergreen Common Stock or 19.9% of the issued and outstanding Common Stock on the date of exercise, at a price of $27.75 per share, exercisable only upon the occurrence of certain events, none of which
has yet occurred (the "Option").   If Banknorth were to purchase shares of
Evergreen Common Stock pursuant to the Option Agreement, Banknorth presently anticipates that such funds would be provided from Banknorth's working capital, from borrowings and from other sources yet to be determined.


ITEM 4.  PURPOSE OF TRANSACTION.

      On July 31, 1998, Banknorth and Evergreen entered into an Affiliation Agreement and Plan of Reorganization filed as Exhibit 1 to this Schedule and incorporated herein by reference (together with the related Agreement and Plan of Merger filed as Exhibit 2 to this Schedule and incorporated herein by reference, the "Merger Agreement") pursuant to which Evergreen will be merged with and into Banknorth (the "Merger"). Banknorth will be the surviving corporation in the Merger and will continue its corporate existence under the laws of the State of Delaware. The Certificate of Incorporation and By-laws of the surviving corporation will be the Certificate of Incorporation and By-laws of Banknorth in effect at the effective time of the Merger.

      Pursuant to the Merger Agreement, each share of Evergreen Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any such shares held directly or indirectly by Banknorth, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and any such shares held as treasury stock by Evergreen), together with that number of associated preferred share purchase rights issued pursuant to Evergreen's Stockholder Rights Agreement, as amended, will become and be converted into .90 shares of the common stock of Banknorth, par value $1.00 per share ("Banknorth Common Stock"), together with that number of associated preferred share purchase rights issued pursuant to Banknorth's Rights Agreement dated as of November 27, 1990, as amended. Banknorth has the right under Section 8.01(f) of the Merger Agreement to increase the number of Banknorth shares issuable to Evergreen's shareholders in the Merger, in the event Evergreen seeks to terminate the Merger Agreement should Banknorth's stock price fall below a specified floor, both in absolute terms and relative to a specified index of bank stocks. A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule and is incorporated herein by reference.

      Consummation of the Merger is subject to certain conditions, including but not limited to approval of Banknorth's and Evergreen's stockholders, receipt of regulatory approvals, the effectiveness of a registration statement relating to the shares of Banknorth Common Stock to be issued to Evergreen's stockholders pursuant to the Merger, the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger and the absence of certain events relating to Evergreen's assets, financial condition, results of operations or prospects.

      In order to facilitate consummation of the Merger, simultaneously with the execution of the Merger Agreement, on July 31, 1998, Banknorth and Evergreen entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is filed as Exhibit 3 to this Schedule and incorporated herein by reference.

      Pursuant to the Stock Option Agreement, Evergreen granted Banknorth an option (the "Option") to purchase from Evergreen the lessor of 1,888,923 shares of Evergreen Common Stock, or 19.9% of the issued and outstanding shares of Evergreen Common Stock at the time of exercise (the "Option Shares"), for an exercise price of $27.75 per share. The Option becomes exercisable in whole or in part, only after the occurrence of both an Initial Triggering Event (as defined) and a Subsequent Triggering Event (as defined), prior to the occurrence of an Exercise Termination Event (as defined).

      An "Initial Triggering Event" is defined in the Stock Option Agreement as the occurrence of any of the following events:

            (i)   Without having received Banknorth's prior written consent,
      (1) Evergreen or any subsidiary of Evergreen, shall have entered into an agreement with any Person (as defined in Section 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder) other than Banknorth or any subsidiary of Banknorth, providing for any of the following: (A) a merger or consolidation, or any similar transaction, with Evergreen or any Significant Subsidiary (as defined below) of Evergreen, or any subsidiary of Evergreen which, after such transaction, would be a Significant Subsidiary of Evergreen, (B) a purchase, lease or other acquisition of all or substantially all of the assets of Evergreen or any Significant Subsidiary of Evergreen or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing ten percent (10%) or more of the voting power of Evergreen or any Significant Subsidiary of Evergreen (each of (A), (B) and (C) being an "Acquisition Transaction"); or (2) the Board of Directors of Evergreen shall have approved an Acquisition Transaction or recommended that the shareholders of Evergreen approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement;

            (ii) The stockholders of Evergreen shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to the termination of the Merger Agreement, or Evergreen's Board of Directors shall have withdrawn or modified in a manner adverse to Banknorth the recommendation of Evergreen's Board of Directors with respect to the Merger Agreement, in each case after; (A) any Person, other than Banknorth or any subsidiary of Banknorth or Evergreen in a fiduciary capacity, and other than a Schedule 13G Investor (as defined in the Stock Option Agreement), shall have acquired beneficial ownership or the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Evergreen Common Stock if such Person owned beneficially less than ten percent (10%) of the outstanding shares of Evergreen Common Stock on the date of the Stock Option Agreement, or any Person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of Evergreen Common Stock if such Person owned beneficially ten percent (10%) or more of the outstanding shares of Evergreen Common Stock on the date of the Stock Option Agreement; (B) any Person, other than
      Banknorth or any subsidiary of Banknorth, shall have made a   bona-
      fide proposal to Evergreen or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; or (C) any Person other than Banknorth or any subsidiary of Banknorth, other than in connection with a transaction to which Banknorth has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

            (iii) After any Person other than Banknorth or any subsidiary of Banknorth has made a proposal to Evergreen or its shareholders to engage in an Acquisition Transaction, Evergreen shall have breached any covenant or obligation contained in the Merger Agreement and such breach (A) would entitle Banknorth to terminate the Merger Agreement and (B) shall not have been remedied prior to the date Banknorth gives notice to Evergreen of its intention to exercise the Option; or

            (iv) Any person (other than Banknorth or any subsidiary of Banknorth) shall have commenced (as such term is defined in Rule 14d-2 under the Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of Evergreen Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Evergreen Common Stock.

      A "Subsequent Triggering Event" is defined in the Stock Option
Agreement as:

            (a) The acquisition by any Person (other than a Schedule 13G Investor) of beneficial ownership of twenty-five percent (25%) or more of the then outstanding Evergreen Common Stock; or

            (b) The occurrence of an Initial Triggering Event of the kind described in paragraph (i) above, except that the percentage referenced in clause (i)(C) thereof shall be twenty-five percent (25%) in lieu of ten percent (10%).

      The Option Agreement contains anti-dilution provisions which provide that the number of shares of Evergreen Common Stock issuable upon exercise of the Option and the purchase price will be adjusted upon the happening of certain events, including payment of stock dividends and changes in the Evergreen Common Stock by means of split up, merger, recapitalization, subdivision, conversion, combination, exchange of shares or similar transaction.

      The Stock Option Agreement also provides that Banknorth may require Evergreen to repurchase the Option or shares acquired upon exercise of the Option under certain circumstances. The Stock Option Agreement specifies the procedures for exercise of the Option and of Banknorth put rights upon the occurrence of such events. For purposes of the Stock Option Agreement, the term "Significant Subsidiary" has the meaning ascribed to such term as in Regulation S-X of the SEC. Evergreen Bank, N.A. is Evergreen's sole Significant Subsidiary.

      The Option will expire upon the first occurrence of an "Exercise Termination Event", which is defined as any of the following:

      (i)    the effective time of the Merger,

      (ii) the termination of the Merger Agreement if termination occurs before an Initial Triggering Event (as defined in the Stock Option Agreement) or

      (iii) twelve months after the Merger Agreement is terminated if such termination follows an Initial Triggering Event.

      As more fully set forth in the Stock Option Agreement, (i) Evergreen has a right of first refusal under specified circumstances with respect to certain proposed dispositions by Banknorth of the Option Shares, (ii) Evergreen has the right to purchase Option Shares held by Banknorth under certain circumstances, and (iii) Banknorth (or a subsequent holder of the Option or Option Shares) has the right under specified circumstances to require Evergreen to repurchase the Option or Option Shares.

      As further detailed in the Option Agreement, Grantee's Total Profit (as defined in the Option Agreement) upon exercise of the Option may not exceed $15,000,000 and the Option may be exercised for no more than that number of shares of Evergreen common stock as would result in a Notional Total Profit (as defined in the Option Agreement) to the Grantee of $15,000,000. In addition, as further detailed in the Option Agreement, upon the occurrence of certain events, at the request of any Holder within the time specified in the Option Agreement, Evergreen shall repurchase the Option from the Holder at a price equal to the greater of (1) $7,500,000 and
(2) the amount by which (A) the market/offer price as defined in the Option Agreement exceeds (B) the Option price, multiplied by the number of shares for which the Option may be then exercised, plus, to the extent not previously reimbursed, the Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of Grantee's rights under, the Merger Agreement, including without limitation, legal, accounting and investment banking fees.

      Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither Banknorth nor, to the best of Banknorth's knowledge, any of the individuals named in Schedule I to this Schedule 13D, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Pursuant to the Option Agreement, Banknorth has the right, exercisable only in certain circumstances, none of which has occurred as of the date hereof, to acquire up to the lesser of 1,888,923 shares of Evergreen Common Stock (subject to adjustment as described in Item 4), or 19.9% of the shares of Evergreen Common Stock issued and outstanding at the time the Option is exercised (without taking into account the shares
issuable upon exercise of the Option).   If Banknorth were to acquire such
shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the Option is exercisable, Banknorth disclaims beneficial ownership of all shares of Evergreen Common Stock to which the Option relates.

      (c) Neither Banknorth nor, to the best of Banknorth's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Evergreen Common Stock during the past 60 days, excepting transactions in a fiduciary capacity.

      (d) So long as Banknorth has not purchased the Evergreen Common Stock subject to the Option, Banknorth does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Evergreen Common Stock.

      (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Simultaneously with the execution of the Merger Agreement and the Stock Option Agreement, on July 31, 1998, Banknorth and each director of Evergreen entered into a letter agreement (the "Voting Agreement"), the form of which is filed as Exhibit 4 to this Schedule 13D, pursuant to which each such director agreed to vote or cause to be voted in favor of the Merger and against competing proposals (if any) all of the shares of Evergreen Common Stock over which he has or acquires sole voting power. Reference is made to the proxy statement of Evergreen dated April 3, 1998 for the 1998 Annual Meeting of Evergreen's shareholders held on May 7, 1998, previously filed with the Commission, for information as to the shareholdings in Evergreen of Evergreen's Directors.

      In addition, the Merger Agreement contains certain customary restrictions on the conduct of the business of Evergreen pending the Merger, including certain customary restrictions relating to the Evergreen Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreement, the Voting Agreement or as set forth herein, neither Banknorth nor, to the best of Banknorth's knowledge, any of the individuals named in
Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Evergreen, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Affiliation Agreement and Plan of Reorganization, dated as of July 31, 1998, between Banknorth Group, Inc. and Evergreen Bancorp, Inc.

      Exhibit 2 Agreement and Plan of Merger dated as of July 31, 1998, between Banknorth Group, Inc. and Evergreen Bancorp, Inc.

      Exhibit 3 Stock Option Agreement, dated as of July 31, 1998, between Banknorth Group, Inc. and Evergreen Bancorp, Inc.

      Exhibit 4 Form of Letter Agreement, dated July 31, 1998, between Banknorth Group, Inc. and each director of Evergreen Bancorp, Inc.


                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                                      BANKNORTH GROUP, INC.


                                      By: /s/ Thomas J. Pruitt
                                      Thomas J. Pruitt
                                      Executive Vice President


Dated: August 10, 1998


                                 SCHEDULE I


                     DIRECTORS AND EXECUTIVE OFFICERS OF
                            BANKNORTH GROUP, INC.


The names, business addresses and present principal occupations of the directors and executive officers of Banknorth Group, Inc. ("Banknorth") are set forth below. If no business address is given, the director's or executive officer's business address is 300 Financial Plaza, P.O. Box 5420, Burlington, Vermont 05401. The business address of each Banknorth director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

I.    DIRECTORS:
                          Present Principal Occupation or Employment
         Name             and Business Address
----------------------    ------------------------------------------

Thomas J. Amidon, Esq.    Attorney at Law
                          Box 1356
                          Stowe, VT   05672

Jacqueline D. Arthur      President and Treasurer
                          American Training Solutions, LLC
                          175 Cabot Street
                          Lowell, MA  01854-3685

Robert A. Carrara         Vice President and Treasurer
                          Joseph P. Carrara & Sons, Inc.
                          North Clarendon, VT  05759

William H. Chadwick       President and Chief Executive Officer
                          BANKNORTH GROUP, INC.

Susan C. Crampton, CPA    Principal
                          The Vermont Partnership
                          127 Tarbox Road
                          Jericho, VT  05465

Luther F. Hackett         President
                          Hackett, Valine & MacDonald, Inc.
                          140 Kennedy Dr., PO Box 2127
                          South Burlington, VT  05407-2127

Kathleen Hoisington       President
                          Hoisington Realty, Inc.
                          489 Main Street
                          Bennington, VT  05201

Douglas G. Hyde           President
                          Green Mountain Energy Resources LLC
                          PO Box 2206 (55 Green Mtn Drive)
                          South Burlington, VT    05407-2206


Richard M. Narkewicz      Retired Physician
                          CHP/Kaiser Permanente Northeast
                          Shelburne, VT

John B. Packard           President
                          U.W. First LLC
                          3 Wentworth Road
                          Rye, NH   03870

R. Allan Paul, Esq.       Of Counsel
                          Paul, Frank & Collins, Inc.
                          PO Box 1307 (One Church St)
                          Burlington, VT  05402-1307

Angelo Pizzagalli         President
                          Pizzagalli Construction Company
                          PO Box 2009
                          South Burlington, VT  05407-2009

Thomas P. Salmon, Esq.    Of Counsel
                          Salmon and Nostrand
                          PO Box 535
                          Bellows Falls, VT  05101-0535

Patrick E. Welch          Chairman and Chief Executive Officer
                          National Life Insurance Company
                          National Life Road
                          Montpelier, VT  05604-0001


II.   EXECUTIVE OFFICERS:

The Business Address for each of the Executive Officers listed below is:
               Banknorth Group, Inc.
               300 Financial Plaza, P.O. Box 5420
               Burlington, VT  05401

William H. Chadwick        President and Chief Executive Officer

Thomas J. Pruitt           Executive Vice President and Chief Financial
                           Officer

Robert M. Gillis           Executive Vice President

Richard J. Fitzpatrick     Executive Vice President and Chief Banking
                           Officer

Owen H. Becker             Executive Vice President -- Administration

John M. Keel               Executive Vice President -- Chief Information
                           Officer

Neal E. Robinson           Senior Vice President, Treasurer and Principal
                           Accounting Officer


INDEX TO EXHIBITS AND SCHEDULES


Exhibit 1 Affiliation Agreement and Plan of Reorganization, dated as of July 31, 1998, between Banknorth Group, Inc. and Evergreen Bancorp, Inc.

Exhibit 2 Agreement and Plan of Merger as of July 31, 1998, between Banknorth Group, Inc. and Evergreen Bancorp, Inc.

Exhibit 3 Stock Option Agreement, dated as of July 31, 1998, between Banknorth Group, Inc. and Evergreen Bancorp, Inc.

Exhibit 4 Form of Letter Agreement, dated July 31, 1998, between Banknorth Group, Inc. and each director of Evergreen Bancorp, Inc.

Schedule I   Information Regarding the Officers and Directors of
             Banknorth Group, Inc.


EXHIBIT 1

===========================================================================

                          AFFILIATION AGREEMENT AND
                           PLAN OF REORGANIZATION


                          dated as of July 31, 1998


                                   between


                            BANKNORTH GROUP, INC.


                                     and


                           EVERGREEN BANCORP, INC.

===========================================================================


                              Table of Contents


                                                                      Page

ARTICLE I - DEFINITIONS                                                 1

ARTICLE II - THE MERGER                                                 6

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE BUYER               6
  3.01 Corporate Organization                                           6
  3.02 Capitalization                                                   7
  3.03 Authority; No Violation                                          8
  3.04 Consents and Approvals                                           9
  3.05 Financial Statements                                             9
  3.06 Absence of Undisclosed Liabilities                              10
  3.07 Broker's Fees                                                   10
  3.08 Absence of Certain Changes or Events                            10
  3.09 Legal Proceedings                                               10
  3.10 Reports                                                         10
  3.11 Buyer Common Stock                                              11
  3.12 Ownership of Seller Common Stock                                11
  3.13 Taxes and Tax Returns                                           11
  3.14 Employees                                                       12
  3.15 Agreements with Banking Authorities                             12
  3.16 Compliance with Applicable Law                                  13
  3.17 Year 2000 Compliance                                            13
  3.18 Environmental Matters                                           13
  3.19 Regulatory Capital                                              15
  3.20 CRA Rating                                                      15
  3.21 Buyer Information                                               15
  3.22 Disclosure                                                      15

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE SELLER              15
  4.01 Corporate Organization                                          15
  4.02 Capitalization                                                  16
  4.03 Authority; No Violation                                         17
  4.04 Consents and Approvals                                          18
  4.05 Financial Statements                                            18
  4.06 Absence of Undisclosed Liabilities                              19
  4.07 Broker's Fees                                                   19
  4.08 Absence of Certain Changes or Events                            19
  4.09 Legal Proceedings                                               19
  4.10 Taxes and Tax Returns                                           19
  4.11 Employees                                                       20
  4.12 Agreements with Banking Authorities                             21
  4.13 Material Agreements                                             22
  4.14 Ownership of Property                                           22
  4.15 Reports                                                         23
  4.16 Compliance with Applicable Law                                  23
  4.17 Year 2000 Compliance                                            23
  4.18 Environmental Matters                                           24
  4.19 Ownership of Buyer Common Stock                                 25
  4.20 Insurance                                                       25
  4.21 Labor                                                           25
  4.22 Material Interests of Certain Persons                           26
  4.23 Absence of Registration Obligations                             26
  4.24 Loans                                                           26
  4.25 Regulatory Capital                                              26
  4.26 CRA Rating                                                      26
  4.27 Seller Information                                              27
  4.28 Disclosure                                                      27

ARTICLE V - COVENANTS OF THE PARTIES                                   27
  5.01 Conduct of the Business of Seller                               27
  5.02 Access to Properties and Records; Confidentiality               30
  5.03 No Solicitation                                                 31
  5.04 Regulatory Matters; Consents                                    31
  5.05 Approval of Stockholders                                        32
  5.06 Agreements of Affiliates; Publication of Combined Financial
        Results                                                        32
  5.07 Further Assurances                                              33
  5.08 Public Announcements                                            33
  5.09 Post-Closing Governance                                         33
  5.10 Tax-Free Reorganization Treatment; Accounting                   34
  5.11 Stock Listing                                                   34
  5.12 Employment and Benefit Matters                                  34
  5.13 Accountants' Letters                                            36
  5.14 Directors' and Officers' Indemnification and Insurance          37
  5.15 Conversion of Seller Stock Options                              37
  5.16 Maintenance of Records                                          37
  5.17 Leases                                                          37
  5.18 Dividends                                                       38
  5.19 Notice of Change                                                38
  5.20 Changes in Accounting                                           38
  5.21 SEC Filings                                                     38
  5.22 Covenants of Buyer                                              38
  5.23 Regulatory Reports                                              39
  5.24 Registration of Shares                                          39

ARTICLE VI - CLOSING CONDITIONS                                        39
  6.01 Conditions to Each Party's Obligations Under This Agreement     39
  6.02 Conditions to the Obligations of the Buyer Under This
        Agreement                                                      40
  6.03 Conditions to the Obligations of the Seller Under This
        Agreement                                                      41

ARTICLE VII - CLOSING                                                  43
  7.01 Time and Place                                                  43
  7.02 Deliveries at the Closing                                       43

ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER                       43
  8.01 Termination                                                     43
  8.02 Effect of Termination                                           45
  8.03 Amendment, Extension and Waiver                                 46

ARTICLE IX - MISCELLANEOUS                                             46
  9.01 Expenses                                                        46
  9.02 Survival                                                        46
  9.03 Notices                                                         47
  9.04 Parties in Interest                                             48
  9.05 Complete Agreement                                              48
  9.06 Counterparts                                                    48
  9.07 Governing Law                                                   48
  9.08 Captions                                                        48
  9.09 Effect of Investigations                                        48
  9.10 Severability                                                    48
  9.11 Specific Enforceability                                         48
  9.12 Alternative Structure                                           49

                           EXHIBITS AND SCHEDULES

Exhibits
--------

Exhibit A         Agreement and Plan of Merger
Exhibit B-1       Buyer Affiliates Agreement
Exhibit B-2       Seller Affiliates Agreement
Exhibit C         Seller Option Agreement
Exhibit D         Stockholder Agreement
Exhibit E         List of Index Companies with Weighted Averages

Schedules
---------

Buyer Disclosure Schedule
Seller Disclosure Schedule


              AFFILIATION AGREEMENT AND PLAN OF REORGANIZATION

      AFFILIATION AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated as of July 31, 1998 between BANKNORTH GROUP, INC., a Delaware corporation (the "Buyer"), and EVERGREEN BANCORP, INC., a Delaware corporation (the "Seller").

      The Boards of Directors of the Buyer and the Seller deem it advisable and in the best interests of their respective stockholders to consummate, and have approved, the business combination transactions provided for herein.

      In consideration of the mutual covenants, representations, warranties and agreements contained herein and in consideration of the Seller Option Agreement (as hereinafter defined), pursuant to which the Seller has on this day granted the Seller Option (as hereinafter defined) and in consideration of the execution and delivery to the Buyer of the Stockholder Agreement (as hereinafter defined), the parties agree as follows:

      ARTICLE I

                                 DEFINITIONS

      Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

      "AMEX" shall mean the American Stock Exchange.

      "Acquisition Transaction" shall have the meaning ascribed thereto in
Section 5.03 hereof.

      "Agreement" shall mean this Affiliation Agreement and Plan of Reorganization by and between the Buyer and the Seller.

      "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

      "Buyer" shall have the meaning ascribed thereto in the introductory paragraph hereof.

      "Buyer Affiliates" shall have the meaning ascribed thereto in Section 5.06(b) hereof.

      "Buyer Affiliates Agreement" shall mean the form of written agreement to be executed and delivered to the Seller prior to the Effective Time by the Buyer Affiliates, substantially in the form attached hereto as Exhibit B-1.

      "Buyer Balance Sheet" shall have the meaning ascribed thereto in
Section 3.05 hereof.

      "Buyer Common Stock" shall have the meaning ascribed thereto in
Section 3.02(a) hereof.

      "Buyer Companies" shall have the meaning ascribed thereto in Section 3.13(a) hereof.

      "Buyer Disclosure Schedule" shall have the meaning ascribed thereto in
Section 3.01(b) hereof

       "Buyer Pension Plans" shall have the meaning ascribed thereto in
Section 3.14(a) hereof.

      "Buyer Reports" shall have the meaning ascribed thereto in Section
3.10 hereof.

      "Buyer Rights Agreement" shall mean that certain Rights Agreement which was adopted by the Buyer on November 27, 1990, as amended February 13, 1996.

      "Closing" shall mean the consummation of the Merger.

      "Closing Date" shall mean the time and date specified pursuant to
Section 7.01 hereof as the time and date on which the parties hereto shall consummate the Merger.

      "CMPs" shall have the meaning ascribed thereto in Section 3.16 hereof.

      "Code" shall mean the Internal Revenue Code of 1986, as amended.

      "Companies" shall have the meaning ascribed thereto in Section 4.10(a) hereof.

      "Confidential Information" shall have the meaning ascribed thereto in
Section 5.02(b) hereof.

      "Confidentiality Agreement" shall mean that certain letter agreement between the Buyer and the Seller dated July 27, 1998.

      "Consents" shall have the meaning ascribed thereto in Section 6.01(b) hereof.

      "DCL" shall mean the Delaware General Corporation Law.

      "Disclosure Schedules" shall mean the Buyer Disclosure Schedule and the Seller Disclosure Schedule, considered together.

      "D&O Insurance" shall have the meaning ascribed thereto in Section
5.14 hereof.

      "Effective Time" shall mean the date and time at which the Merger has become effective pursuant to the applicable laws of the State of Delaware.

      "EPA" shall mean the United States Environmental Protection Agency.

      "Equity Investment" shall have the meaning set forth for such term as of the date hereof in the FDIC's rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. [Section Sign]362.2(k).

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

      "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

      "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

      "FDIC" shall mean the Federal Deposit Insurance Corporation.

      "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System or either of the Federal Reserve Bank of Boston or New York, as applicable.

      "Filed Tax Returns" shall mean, with respect to the Buyer Companies or the Seller Companies, all Tax Returns that were required to be filed by any member of such group of Companies on or prior to the date hereof.

      "GAAP" shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

      "Hazardous Material" shall have the meaning ascribed thereto in
Section 4.18(i) hereof.

      "Injunction" shall have the meaning ascribed thereto in Section 6.01(d) hereof.

      "Joint Proxy Statement" shall have the meaning ascribed thereto in
Section 5.04(a) hereof.

      "Proxy Statement" shall have the meaning ascribed thereto in Section 5.04(a) hereof.

      "IRS" shall mean the United States Internal Revenue Service.

      "Loans" shall have the meaning ascribed thereto in Section 4.24 hereof.

      "Loan Property" shall have the meaning ascribed thereto in Section 4.18(i) hereof.

      "Massachusetts Board" shall mean the Board of Bank Incorporation of the Commonwealth of Massachusetts.

      "Material Adverse Effect" shall mean, with respect to any Person, a material adverse effect on the business, results of operations or financial condition of such Person taken as a whole; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in laws and regulations or interpretations thereof by courts or governmental authorities (including changes in insurance deposit assessment rates and special assessments with respect thereto), (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions, and (e) the direct effects of compliance with this Agreement on the operating performance of the parties including expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement and the expenses associated with the termination of the Seller Benefit Plans as and to the extent contemplated herein.

      "Merger" shall have the meaning ascribed thereto in Article II hereof.

      "NASD" shall mean the National Association of Securities Dealers, Inc.

      "Nasdaq" shall mean the National Association of Securities Dealers Automated Quotation system.

      "NYS Department" shall mean the New York State Banking Department, including, as applicable, the New York State Banking Board and the New York State Banking Superintendent.

      "NYSE" shall mean the New York Stock Exchange.

      "OCC" shall mean the United States Office of the Comptroller of the Currency.

      "PBGC" shall mean the Pension Benefit Guaranty Corporation.

      "Participation Facility" shall have the meaning ascribed thereto in
Section 4.18(i) hereof.

      "Person" shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any governmental agency or political subdivision thereof.

      "Plan of Merger" shall mean that certain Agreement and Plan of Merger to be entered into by and among the Buyer, the Seller and the Merger Subsidiary at or prior to the Effective Time, substantially in the form attached hereto as Exhibit A.

      "Public Announcement" shall mean a written press release, public announcement or public information disclosure by the Seller or the Buyer or any of their subsidiaries relating to the Merger or the other transactions contemplated hereby.

      "Records" means all records and original documents in the Seller's possession which pertain to and are utilized by the Seller or any of its Significant Subsidiaries to administer, reflect, monitor, evidence or record information respecting its business and operations, including but not limited to all records and documents relating to (a) corporate, regulatory, supervisory and litigation matters, (b) Tax planning and payment of Taxes,
(c) personnel and employment matters, and (d) the business or conduct of the business of the Seller or any of its Significant Subsidiaries.

      "Representative(s)" shall have the meaning ascribed thereto in Section 5.02(b) hereof.

      "Requisite Regulatory Approvals" shall have the meaning ascribed thereto in Section 6.01(b) hereof.

      "SEC" shall mean the Securities and Exchange Commission.

      "S-4" shall have the meaning ascribed thereto in Section 5.04(a) hereof.

      "Securities Act" shall mean the Securities Act of 1933, as amended.

      "Seller" shall have the meaning ascribed thereto in the preamble to this Agreement and, in addition, shall mean throughout this Agreement, unless the context contemplates otherwise, the Seller and each of its subsidiaries, considered separately and on a consolidated basis.

      "Seller Affiliates" shall have the meaning ascribed thereto in Section 5.06(a) hereof.

      "Seller Affiliates Agreement" shall mean the form of written agreement to be executed and delivered to the Buyer prior to the Effective Time by the Seller Affiliates, substantially in the form attached hereto as Exhibit B-2.

      "Seller Balance Sheet" shall have the meaning ascribed thereto in
Section 4.05 hereof.

      "Seller Benefit Plans" shall have the meaning ascribed thereto in
Section 4.11(a) hereof.

      "Seller Common Stock" shall have the meaning ascribed thereto in
Section 4.02(a) hereof.

      "Seller Companies" shall have the meaning ascribed thereto in Section 4.10(a) hereof.

      "Seller Disclosure Schedule" shall have the meaning ascribed thereto in Section 4.01(a) hereof.

      "Seller Option" shall mean the option granted to the Buyer pursuant to the Seller Option Agreement.

      "Seller Option Agreement" shall mean that certain Stock Option Agreement of even date herewith by and between the Seller and the Buyer in the form attached hereto as Exhibit C.

      "Seller Other Plans" shall have the meaning ascribed thereto in
Section 4.11(a) hereof.

      "Seller Pension Plans" shall have the meaning ascribed thereto in
Section 4.11(a) hereof.

      "Seller Reports" shall have the meaning ascribed thereto in Section
4.15 hereof.

      "Seller Rights Agreement" shall mean that certain rights agreement which was adopted by Seller on April 17, 1998 and amended on July 31, 1998.

      "Stockholders Agreement" shall mean that certain Stockholders Agreement dated as of the date hereof between the Buyer and the directors of the Seller substantially in the form attached hereto as Exhibit D.

      "Significant Subsidiary" shall mean, when used with reference to a party, any "significant subsidiary" of such party as such term is defined in Regulation S-X of the SEC, and with respect to the Seller, the term "Significant Subsidiary" shall also mean Evergreen Bank, N.A.

      "subsidiaries" shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

      "Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing.

      "Tax Return" means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

      "Termination Date" shall have the meaning ascribed thereto in Section 8.01(b) hereof.

      "Transaction Documents" shall mean this Agreement, the Confidentiality Agreement, the Plan of Merger, the Seller Option Agreement, the Stockholders Agreement, and each other agreement, document or instrument executed in connection herewith or therewith.

      "Transferred Employee" shall have the meaning ascribed thereto in
Section 5.13(a) hereof.

      "Trust Account Shares" shall have the meaning ascribed thereto in
Section 3.12 hereof.

      ARTICLE II

                                 THE MERGER

      Subject to the terms and conditions of this Agreement and the Plan of Merger, the Seller will merge with and into the Buyer (the "Merger"), with the Buyer being the surviving corporation, pursuant to the provisions of, and with the effect provided in, the DCL. The Plan of Merger provides for the terms and conditions of the Merger, including but not limited to the conversion and exchange of Seller Common Stock for Buyer Common Stock, all of which are incorporated herein and made a part of this Agreement by reference whether or not the Plan of Merger is executed on or subsequent to the date hereof.

      ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE BUYER

      The Buyer hereby represents and warrants to the Seller as follows:

      3.01 Corporate Organization.

            (a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Buyer is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in, with respect to the Buyer, a Material Adverse Effect. The Buyer is a bank holding company registered with the Federal Reserve Board under the BHCA.

            (b) Except as set forth in Section 3.01 of the disclosure schedule which is being delivered to the Seller together herewith (the "Buyer Disclosure Schedule"), the Buyer has no subsidiaries and no Equity Investments (other than its investments in such subsidiaries).

            (c) Each Significant Subsidiary of the Buyer is duly organized, validly existing and in corporate good standing under the laws of the jurisdiction of its incorporation. Each Significant Subsidiary of the Buyer has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each Significant Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would neither individually nor in the aggregate result in any Material Adverse Effect on the Buyer or such Significant Subsidiary.

      3.02 Capitalization.

            (a) The authorized capital stock of the Buyer consists of 70,000,000 shares of common stock, par value $1.00 per share ("Buyer Common Stock") and 500,000 shares of Preferred Stock, par value $0.01 per share ("Buyer Preferred Stock"). As of the close of business on July 28, 1998, there were 15,239,296 shares of Buyer Common Stock issued and outstanding. In addition, as of the close of business on July 28, 1998, there were 903,351 shares of Buyer Common Stock reserved for issuance upon exercise of outstanding stock options under the Buyer's 1997 Equity Compensation Plan and 148,772 shares reserved for issuance under the Buyer's Amended and Restated 1994 Deferred Compensation Plan for Directors and Selected Executives of Banknorth Group and Participating Affiliates. All issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for rights issuable in accordance with the Buyer Rights Agreement or as referred to in this Section 3.02 or reflected in Section 3.02(a) of the Buyer Disclosure Schedule, the Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Buyer to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Buyer Common Stock or any other equity security of the Buyer or any subsidiary of the Buyer or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Buyer Common Stock or any other equity security of the Buyer or any subsidiary of the Buyer or obligating the Buyer to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or agreements. As of the date hereof there are no outstanding contractual obligations of the Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of the Buyer or any subsidiary of the Buyer.

             (b) Section 3.02(b) of the Buyer Disclosure Schedule lists each of the Significant Subsidiaries of the Buyer on the date of this Agreement and indicates for each such subsidiary as of such date: (i) the percentage and type of equity securities owned or controlled by the Buyer; (ii) the jurisdiction of incorporation; and (iii) if the subsidiary is a depository institution, whether it is a member of the Federal Reserve System. Each of the subsidiaries of the Buyer that is a depository institution is an "insured depository institution" as defined in the FDIA and applicable regulations thereunder, and the deposits of each such depository institution are insured by the Bank Insurance Fund and the Savings Association Insurance Fund of the FDIC in accordance with the FDIA, and each such depository institution has paid all assessments and filed all reports required by the FDIA. As of the date hereof, no proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Buyer, threatened. No subsidiary of the Buyer has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for a subsidiary of the Buyer to issue, deliver or sell, or cause to be issued, delivered or sold any equity security of the Buyer or of any subsidiary of the Buyer or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating a subsidiary of the Buyer to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof, there are no outstanding contractual obligations of any subsidiary of the Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of the Buyer or any subsidiary of the Buyer. Except as may be provided under applicable law in the case of any subsidiary of the Buyer that is a bank, all of the shares of capital stock of each of the subsidiaries of the Buyer held by the Buyer are fully paid and nonassessable and owned by the Buyer free and clear of any claim, lien, encumbrance or agreement with respect thereto.

      3.03 Authority; No Violation.

            (a) The Buyer has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of the Buyer. The Board of Directors of the Buyer has directed that this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby be submitted to the stockholders of the Buyer for approval at a meeting of such stockholders, and except for the adoption of this Agreement and the Plan of Merger by the Buyer's stockholders, no other corporate proceedings on the part of the Buyer are necessary to consummate any of the transactions so contemplated by the Transaction Documents.
      This Agreement and the Seller Option Agreement have been, and the Plan of Merger and the other Transaction Documents to be executed by the Buyer will be, duly and validly executed and delivered by the Buyer and (assuming due authorization, execution and delivery by the Seller) the Agreement constitutes and the Plan of Merger and such other Transaction Documents will constitute at the Closing, the valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

            (b) Neither the execution and delivery of any of the Transaction Documents by the Buyer nor the consummation by the Buyer of the transactions contemplated thereby, nor compliance by the Buyer with any of the terms or provisions thereof, will (i) assuming that the consents and approvals referred to in Section 3.04 hereof are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Buyer or any of its subsidiaries or any of their respective properties or assets, or (ii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of the Buyer or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the Certificate of Incorporation or other charter document of like nature or By-Laws of the Buyer, or such subsidiary, as the case may be, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Buyer or any of its subsidiaries is a party as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B) above, for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not result, with respect to the Buyer or any Significant Subsidiary of the Buyer, in a Material Adverse Effect.

      3.04 Consents and Approvals. Except for consents, waivers or approvals of, or filings or registrations with, the Federal Reserve Board, the NYS Department, the Massachusetts Board, the SEC, Nasdaq, the Secretary of State of the State of Delaware, certain state "Blue Sky" or securities commissioners and the stockholders of the Buyer, and except as set forth in
Section 3.04 of the Buyer Disclosure Schedule, no consents, waivers or approvals of or filings or registrations with any public body or authority are necessary, and no consents or approvals of any third parties (which term does not include the Board of Directors of the Buyer) are necessary, in connection with (a) the execution and delivery by the Buyer of the Transaction Documents to which it is a party or (b) the consummation by the Buyer of the transactions contemplated by said agreements. The affirmative vote of holders of a majority of the outstanding shares of Buyer Common Stock taken at a meeting called for the purpose of voting in the Plan of Merger is the only vote of the holders of any class or series of capital stock or other securities of the Buyer necessary to approve of the Transaction Documents and the transactions contemplated thereby. Other than as publicly disclosed, the Buyer has no knowledge of any fact or circumstance relating to the Buyer or its subsidiaries that is reasonably likely to materially impede or delay receipt of any Consents of regulatory or governmental authorities or result in the imposition of a restriction or condition of the type referenced in Section 6.02(g) herein.

      3.05 Financial Statements. The Buyer has made available to the Seller copies of (a) the consolidated balance sheets of the Buyer and its subsidiaries as of December 31 for the fiscal years 1995 through 1997, inclusive, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1995 through 1997, inclusive, as reported in the Annual Reports of the Buyer on Form 10-K for each of the three fiscal years ended December 31, 1995 through December 31, 1997 which were filed with the SEC under the Exchange Act in each case accompanied by the audit report of KPMG Peat Marwick LLP independent accountants for the Buyer, and (b) the unaudited consolidated balance sheets of the Buyer and its subsidiaries as of March 31, 1998 and March 31, 1997, the related unaudited consolidated statements of income and changes in stockholders' equity for the three months ended March 31, 1998 and March 31, 1997 and the related unaudited consolidated statements of cash flows for the three months ended March 31, 1998 and March 31, 1997, all as reported in the Buyer's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 filed with the SEC under the Exchange Act. The December 31, 1997 consolidated balance sheet (the "Buyer Balance Sheet") of the Buyer (including the related notes, where applicable) and the other financial statements referred to herein (including the related notes, where applicable) fairly present in all material respects, and the financial statements to be included in any reports or statements (including reports on Forms 10-Q and 10-K) to be filed by the Buyer with the SEC after the date hereof will fairly present in all material respects, the consolidated financial position and results of the consolidated operations and cash flows and changes in shareholders' equity of the Buyer and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). Except as set forth in Section
3.05 of the Buyer Disclosure Schedule, the books and records of the Buyer and its subsidiaries have been, and are being, maintained in accordance with GAAP in all material respects and applicable legal and regulatory requirements.

      3.06 Absence of Undisclosed Liabilities. None of the Buyer or any of its subsidiaries has any obligation or liability (contingent or otherwise) that is material on a consolidated basis to the Buyer, or that when combined with all similar obligations or liabilities would be material on a consolidated basis to the Buyer or any of its Significant Subsidiaries, except as disclosed or reflected in the Buyer Balance Sheet or any of the other financial statements of the Buyer described in Section 3.05 above.

      3.07 Broker's Fees. Neither the Buyer nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for the fees incurred in connection with the engagement of Sandler O'Neill & Partners L.P. and for legal, accounting and other professional fees payable in connection with the Merger. The Buyer will be responsible for the payment of all such fees.

      3.08 Absence of Certain Changes or Events. Except as disclosed in the Buyer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 or in any Current Reports of the Buyer on Form 8-K filed prior to the date of this Agreement, since December 31, 1997, the Buyer and its subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change in the business, assets, financial condition or results of operations of the Buyer or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Buyer or any Significant Subsidiary of the Buyer.

      3.09 Legal Proceedings. There is no suit, action or proceeding pending or, to the best knowledge of the Buyer, threatened, against the Buyer or any subsidiary of the Buyer or challenging the validity or propriety of the transactions contemplated by this Agreement or the Plan of Merger, as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Buyer or any Significant Subsidiary of the Buyer or otherwise materially adversely affect the Buyer's ability to perform its obligations under this Agreement, nor is there any judgment, decree, injunction, rule or order of any legal or administrative body or arbitrator outstanding against the Buyer or any subsidiary of the Buyer having, or which insofar as reasonably can be foreseen, in the future could have, any such effect.

      3.10 Reports. Since January 1, 1995, the Buyer and its subsidiaries have filed, and subsequent to the date hereof will file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (a) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (and all such reports, registrations and statements have been or will be delivered by the Buyer to the Seller), (b) the Federal Reserve Board, (c) the FDIC, and (d) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports and statements are collectively referred to herein as the "Buyer Reports"). As of their respective dates, the Buyer Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      3.11 Buyer Common Stock. The Buyer Common Stock to be issued pursuant to the Plan of Merger is duly authorized and, when issued at the Effective Time, will be validly issued, fully paid and nonassessable and not subject to preemptive rights, with no personal liability attaching thereto.

      3.12 Ownership of Seller Common Stock. Neither the Buyer nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act) (a) beneficially own, directly or indirectly, or (b) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Seller (other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties (any such shares, "Trust Account Shares") and shares acquired in satisfaction of any debt previously contracted (any such shares, "DPC Seller Shares")), which in the aggregate represent five percent (5%) or more of the outstanding shares of capital stock of the Seller entitled to vote generally in the election of directors.

      3.13 Taxes and Tax Returns.

            (a) Except where the failure to do so would not have a Material Adverse Effect, the Buyer and each of its subsidiaries (referred to for purposes of this Section 3.13, collectively, as the "Buyer Companies") have, since December 31, 1991, timely filed in substantially correct form all Filed Tax Returns.

            (b) Except as set forth in Section 3.13(b) of the Buyer Disclosure Schedule, the Buyer Companies have paid all Taxes shown as being due on the Filed Tax Returns.

            (c) Except as set forth in Section 3.13(c) of the Buyer Disclosure Schedule, no assessment that has not been settled or otherwise resolved has been made with respect to Taxes not shown on the Filed Tax Returns, other than such additional Taxes as are being contested in good faith and which if determined adversely to the Buyer Companies would not have a Material Adverse Effect. No deficiency in Taxes or other proposed adjustment that has not been settled or otherwise resolved has been asserted in writing by any taxing authority against any of the Buyer Companies, which if determined adversely to the Buyer Companies would have a Material Adverse Effect. No Tax Return of any of the Buyer Companies is now under examination by any applicable taxing authority. There are no material liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of any Buyer Company.

            (d) Adequate provision has been made on the Buyer Balance Sheet for all Taxes of the Buyer Companies in respect of all periods through the date hereof.

            (e) Except with respect to intra-Buyer Company agreements made or required under the federal banking, bank holding company or consolidated tax return regulations, and except as set forth in
      Section 3.13(e) of the Buyer Disclosure Schedule, none of the Buyer Companies is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any person or entity or has any current or potential contractual obligation to indemnify any other person or entity with respect to Taxes.

            (f) Except as set forth in Section 3.13(f) of the Buyer Disclosure Schedule, none of the Buyer Companies has filed or been included in a combined, consolidated or unitary income Tax Return (including any consolidated federal income Tax Return) other than one of which one of the Buyer Companies was the parent.

            (g) Except as set forth in Section 3.13(g) of the Buyer Disclosure Schedule, none of the Buyer Companies has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will not be deductible under Code Section 280G.

      3.14 Employees.

            (a) To the best knowledge of the Buyer, the current value of the assets of each of the "employee pension benefit plans," as such term is defined in Section 3 of ERISA, which is maintained or contributed to by the Buyer (each a "Buyer Pension Plan"), and which is subject to Title IV of ERISA, exceeds that plan's "Benefit Liabilities" as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if that plan terminated in accordance with all applicable legal requirements.

            (b) To the best knowledge of the Buyer, each of the Buyer Pension Plans and each of the "employee welfare benefit plans" (the "Buyer Benefit Plans"), as such term is defined in Section 3 of ERISA, which is maintained or contributed to by the Buyer, has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable laws, except to the extent that non-compliance would not have a Material Adverse Effect on the Buyer, taken as a whole.

            (c) To the best knowledge of the Buyer, there has been no reportable event within the meaning of Section 4043(b) of ERISA or any waived funding deficiency within the meaning of Section 412(d)(3) (or any predecessor section) of the Code with respect to any Buyer Pension Plan.

            (d) To the best knowledge of the Buyer, each of the Buyer Pension Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code is so qualified, and the Buyer is not aware of any fact or circumstance which would adversely affect the qualified status of any such plan.

      3.15 Agreements with Banking Authorities. Neither the Buyer nor any of its subsidiaries is a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding or order to cease and desist with any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness or such entity's ability to perform its obligations hereunder, and neither the Buyer nor any of its subsidiaries has received written notification from any such federal or state governmental entity that any such Person may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order.

      3.16 Compliance with Applicable Law. Each of the Buyer and each Significant Subsidiary thereof holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and each of the Buyer and each Significant Subsidiary thereof has complied with, and is not in violation of or default in any respect under any, applicable law, statute, order, rule, regulation or policy of, or agreement with, any federal, state or local governmental agency or authority relating to the Buyer or such Significant Subsidiary (other than where such default or noncompliance will not result in, or create the possibility of resulting in, a material limitation on the conduct of the business of the Buyer, will not cause, or create the possibility of causing, the Buyer or any Significant Subsidiary thereof to incur any financial penalty in excess of $20,000 (including but not limited to any civil money penalty or other monetary sanction under Section 8(i)(2) of the FDIA, 12 U.S.C. [Section Sign] 1818(i)(2), or under any applicable state law ("CMPs")), and will not otherwise result, or create the possibility of resulting in, any Material Adverse Effect on the Buyer or any Significant Subsidiary of the Buyer), and neither the Buyer nor any Significant Subsidiary of the Buyer has received any notice of any violation of any such law, statute, order, rule, regulation, policy or agreement, or the commencement of any proceeding in connection with any such violation (including but not limited to any hearing or investigation relating to the imposition or contemplated imposition of CMPs), and does not know of any violation of, any such law, statute, order, rule, regulation, policy or agreement which would have such a result.

      3.17 Year 2000 Compliance. The Buyer and the Buyer's subsidiaries have taken all reasonable steps necessary to address the software, accounting and record keeping issues raised in order for the data processing systems used in the business conducted by the Buyer and its subsidiaries to be substantially Year 2000 compliant on or before the end of 1999 and in conformity with applicable guidance from federal and state regulatory agencies except to the extent that noncompliance therewith does not and is not likely to result in a Material Adverse Effect with respect to Buyer or any of its Significant Subsidiaries.

      3.18 Environmental Matters.

            (a) Except as set forth in Section 3.18(a) of the Buyer Disclosure Schedule, the Buyer, each of its Significant Subsidiaries and the Participation Facilities (as such term is hereinafter defined) are and have been in material compliance with all applicable laws, rules, regulations, standards and requirements of the EPA and of state and local agencies with jurisdiction over pollution or protection of the environment.

            (b) Except as set forth in Section 3.18(b) of the Buyer Disclosure Schedule, there is no suit, claim, action or proceeding now pending or, to the best knowledge of the Buyer, threatened, before any court, governmental agency or board or other forum in which the Buyer, any of its Significant Subsidiaries or any Participation Facility has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor), with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as hereinafter defined) whether or not occurring at or on a site owned, leased or operated by the Buyer, any of its Significant Subsidiaries or any Participation Facility.

            (c) Except as set forth in Section 3.18(c) of the Buyer Disclosure Schedule, to the best knowledge of the Buyer, there is no suit, claim, action or proceeding pending, or threatened, before any court, governmental agency or board or other forum in which any Loan Property (as hereinafter defined) has been or, with respect to threatened proceedings, may be, named as a defendant or involved (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material whether or not occurring at or on a site owned, leased, operated or involving a Loan Property.

            (d) Except as set forth in Sections 3.18(a), (b) and (c) of the Buyer Disclosure Schedule, to the best knowledge of the Buyer's management, there is no reasonable basis for any suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 3.18.

            (e) Except as set forth in Section 3.18(e) of the Buyer Disclosure Schedule, during and, to the best knowledge of the Buyer, prior to the period of (i) the ownership or operation by the Buyer or any of its Significant Subsidiaries of any of their current properties, or (ii) the participation by the Buyer or any of its Significant Subsidiaries in the management of any Participation Facility, there has been no release of Hazardous Material in, on, under or affecting such properties, that would subject the Buyer or such Significant Subsidiary to any liability which would result in a Material Adverse Effect with respect to the Buyer or such Significant Subsidiary. Except as set forth in Section 3.18(e) of the Buyer Disclosure Schedule, to the best knowledge of the Buyer, none of the branch offices of any subsidiary or any other real property owned, operated or leased by the Buyer was at any time the site of any gas station, manufacturing plant or industrial business or activity or was at any time a site on which any Hazardous Material, was stored, produced or otherwise located.

            (f) The Buyer and its Significant Subsidiaries have asked for representations from borrowers and/or have conducted due diligence with respect to each of the Loan Properties in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Loan Property was granted as security, and in the course thereof, or subsequent thereto, nothing has come to the attention of the Buyer or any of its Significant Subsidiaries which could be reasonably likely to prevent the Buyer or such Significant Subsidiary from exercising its right to foreclose on its security interest therein.

            (g) To the best knowledge of the Buyer, none of the disclosures set forth in Section 3.18 of the Buyer Disclosure Schedule is reasonably likely to result in the closure of any of the branch offices of any of the Significant Subsidiaries of the Buyer or in a Material Adverse Effect with respect to the Buyer or any Significant Subsidiary.

            (h) To the best knowledge of the Buyer, the transactions contemplated herein are not subject to the provisions of any applicable environmental restrictive transfer law.

            (i) The following definitions apply for purposes of this Section 3.18: (i) "Loan Property" means any property in which the Buyer or any of its Significant Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; (ii) "Participation Facility" means any facility in which the Buyer or any of its Significant Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property; (iii) "Hazardous Material" means any pollutant, contaminant, hazardous material, hazardous waste, or hazardous substance as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. [Section Sign]9601 et seq., or the Resource Conservation and Recovery Act, 42 U.S.C. [Double Section Sign] 6901 et seq., the Clean Water Act, 33 U.S.C. [Section Sign]1321, et seq., or any other federal, state or local law relating to safety, health, or environmental protection or any regulations promulgated under any of the foregoing, and specifically includes oil and any other petroleum derived products, asbestos, polychlorinated biphenyls (PCB's) and, with respect to any residential property, lead paint and radon.

      3.19 Regulatory Capital. As of the date hereof, without giving effect to the transactions contemplated hereby, the subsidiaries of the Buyer which are "insured depository institutions" (a) are "well capitalized," as defined in the FDIA, and (b) meet all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over such Persons. No such regulator has indicated that it will condition any of the regulatory approvals upon an increase in any such Person's capital or compliance with any special capital requirement, standard or ratio.

      3.20 CRA Rating. Each subsidiary of the Buyer which is an "insured depository institution" was rated "Satisfactory" or better following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither the Buyer nor any of such subsidiaries has received any notice of and none of such Persons has any knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

      3.21 Buyer Information. The information relating to the Buyer and its subsidiaries to be contained in the Joint Proxy Statement and the S-4, as described in Section 5.04 hereof, and any other documents filed with the SEC or any regulatory agency in connection herewith, to the extent such information is provided in writing by the Buyer, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading.

      3.22 Disclosure. To the best knowledge of the Buyer, all information material to the Merger and the transactions contemplated by this Agreement, or which is necessary to make the representations and warranties herein contained, taken as a whole, not misleading, has been disclosed in writing to the Seller.

      ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE SELLER

      The Seller hereby represents and warrants to the Buyer as follows:

      4.01 Corporate Organization.

            (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Seller is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in, with respect to the Seller, any Material Adverse Effect. The Seller is a bank holding company registered with the Federal Reserve Board under the BHCA.

            (b) Except as set forth in Section 4.01 of the disclosure schedule delivered to the Buyer together herewith (the "Seller Disclosure Schedule"), the Seller has no subsidiaries and no Equity Investments (other than its investments in such subsidiaries).

            (c) Each Significant Subsidiary of the Seller is duly organized, validly existing and in corporate good standing under the laws of the jurisdiction of its incorporation. Each Significant Subsidiary of the Seller has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each Significant Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would, neither individually nor in the aggregate, result in any Material Adverse Effect on the Seller or such Significant Subsidiary.

            (d) The minute books of the Seller contain complete and accurate records of all corporate actions taken since January 1, 1996 to date by the stockholders and Board of Directors of the Seller.

      4.02 Capitalization.

            (a) The authorized capital stock of the Seller consists of 20,000,000 shares of common stock, par value $3.33 1/3 per share ("Seller Common Stock"). As of the close of business on July 28, 1998, there were 8,784,976 shares of Seller Common Stock issued and outstanding. In addition, as of the close of business on July 28, 1998, there were 553,925 shares of Seller Common Stock reserved for issuance upon the exercise of outstanding stock options and incentive plans and 150,000 shares of Seller Common Stock reserved for issuance under the Seller's Employee Stock Purchase Plan. All issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for rights issuable in accordance with the Seller Rights Agreement, the Seller Option Agreement, or as referred to in this Section 4.02, the Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Seller to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Seller Common Stock or any other equity security of the Seller or any subsidiary of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Seller Common Stock or any other equity security of the Seller or any subsidiary of the Seller or obligating the Seller to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or agreements. As of the date hereof, there are no outstanding contractual obligations of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of the Seller or any subsidiary of the Seller. In addition, Section 4.02(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, the number of shares of Seller Common Stock subject to outstanding stock options, the various dates on which such options were granted, the various exercise prices for such options, the number of shares subject to such options that are currently vested and the vesting schedule for the balance of shares subject to such options that are not currently vested.

            (b) Section 4.02(b) of the Seller Disclosure Schedule lists each of the Significant Subsidiaries of the Seller as of the date of this Agreement and indicates for each such subsidiary as of such date: (i) the percentage and type of equity securities owned or controlled by the Seller; (ii) the jurisdiction of incorporation; and (iii) if the subsidiary is a depository institution, whether it is a member of the Federal Reserve System. Each of the subsidiaries of the Seller that is a depository institution is an "insured depository institution" as defined in the FDIA and applicable regulations thereunder, and the deposits of each such depository institution are insured by the Bank Insurance Fund of the FDIC in accordance with the FDIA. Each such depository institution has paid all assessments and filed all reports required by the FDIA. As of the date hereof no proceedings for the revocation or termination of such deposit insurance are pending or to the knowledge of the Seller, threatened. Except as to the 12% Series A Preferred Stock of Evergreen Realty Funding Corp., a subsidiary of Evergreen Bank, N.A., no subsidiary of the Seller has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for a subsidiary of the Seller to issue, deliver or sell, or cause to be issued, delivered or sold, any equity security of the Seller or of any subsidiary of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating a subsidiary of the Seller to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof, there are no outstanding contractual obligations of any subsidiary of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of the Seller or any subsidiary of the Seller. Except as may be provided under applicable law in the case of any subsidiary of the Seller that is a bank, all of the shares of capital stock of each of the subsidiaries held by the Seller are fully paid and nonassessable and owned by the Seller free and clear of any claim, lien, encumbrance or agreement with respect thereto.

      4.03 Authority; No Violation.

            (a) The Seller has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of the Seller. The Board of Directors of the Seller has directed that this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby be submitted to the stockholders of the Seller for approval at a meeting of such stockholders and, except for the adoption of this Agreement and the Plan of Merger by its stockholders, no other corporate proceedings on the part of the Seller are necessary to consummate any of the transactions so contemplated by the Transaction Documents. This Agreement and the Seller Option Agreement have been, and the Plan of Merger and the other Transaction Documents to be executed by the Seller will be, prior to the Closing Date, duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery by the Buyer) the Agreement constitutes and the Plan of Merger and such other Transaction Documents will constitute at the Closing, the valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

            (b) Neither the execution and delivery of any of the Transaction Documents by the Seller, nor the consummation by the Seller of the transactions contemplated thereby, nor compliance by the Seller with any of the terms or provisions thereof, will (i) assuming that the consents and approvals referred to in Section 4.04 are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Seller or any of its subsidiaries or any of their respective properties or assets, or (ii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of the Seller or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the Certificate of Incorporation or other charter document of like nature or By-Laws of the Seller or such subsidiary, as the case may be, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller or any of its subsidiaries is a party as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B) above, for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not result, with respect to the Seller or any Significant Subsidiary of the Seller, in any Material Adverse Effect.

      4.04 Consents and Approvals. Except as set forth in Section 4.04 of the Seller Disclosure Schedule and except for consents, waivers, approvals of, or filings or registrations with, the Federal Reserve Board, the NYS Department, the SEC, the Secretary of State of the State of Delaware, Nasdaq, certain state "Blue Sky" or securities commissioners and the stockholders of the Seller, and except as set forth in Section 4.04 of the Seller Disclosure Schedule, no consents, waivers or approvals of or filings or registrations with any public body or authority are necessary, and no consents or approvals of any third parties (which term does not include the Board of Directors of the Seller or any subsidiary of the Seller) are necessary, in connection with (a) the execution and delivery by the Seller of the Transaction Documents to which it is a party or (b) the consummation by the Seller of the transactions contemplated by such agreements. The affirmative vote of holders of a majority of the outstanding shares of Seller Common Stock taken at a meeting called for the purpose of voting on the Plan of Merger is the only vote of the holders of any class or series of capital stock or other securities of the Seller necessary to approve of the Transaction Documents and the transactions contemplated thereby. Other than as publicly disclosed, the Seller has no knowledge of any fact or circumstance relating to the Seller or its subsidiaries that is reasonably likely to materially impede or delay receipt of any Consents of regulatory or governmental authorities or result in the imposition of a restriction or condition of the type referenced in Section 6.02(g) herein.

      4.05 Financial Statements. The Seller has made available to the Buyer copies of (a) the consolidated balance sheets of the Seller and its subsidiaries as of December 31 for the fiscal years 1995 through 1997, inclusive, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal years 1995 through 1997, inclusive, as reported in the Annual Reports of the Seller on Form 10-K for each of the three fiscal years ended December 31, 1995 through December 31, 1997 which were filed with the SEC under the Exchange Act, in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent accountants for the Seller, and (b) the unaudited consolidated balance sheets of the Seller and its subsidiaries as of March 31, 1998, the related unaudited consolidated statements of operations and changes in stockholders' equity for the three months ended March 31, 1998 and March 31, 1997 and the related unaudited consolidated statements of cash flows for the three months ended March 31, 1998 and March 31, 1997, all as reported in the Seller's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 filed with the SEC under the Exchange Act. The December 31, 1997 consolidated balance sheet (the "Seller Balance Sheet") of the Seller (including the related notes, where applicable) and the other financial statements referred to herein (including the related notes, where applicable) fairly present, and the financial statements to be included in any reports or statements (including reports in all material respects on Forms 10-Q and 10-K) to be filed by the Seller with the SEC after the date hereof will fairly present, the consolidated financial position and results of the consolidated operations and cash flows and changes in shareholders' equity of the Seller and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP in all material respects during the periods involved, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). Except as set forth in Section
4.05 of the Seller Disclosure Schedule, the books and records of the Seller and its subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements.

      4.06 Absence of Undisclosed Liabilities. None of the Seller or any of its subsidiaries has any obligation or liability (contingent or otherwise) that is material on a consolidated basis to the Seller, or that when combined with all similar obligations or liabilities would be material on a consolidated basis to the Seller or any of its Significant Subsidiaries, except as disclosed or reflected in the Seller Balance Sheet or any of the other financial statements described in Section 4.05 above.

      4.07 Broker's Fees. Neither the Seller nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for the fees incurred in connection with the engagement of Keefe Bruyette & Woods, Inc. and except for legal, accounting and other professional fees payable in connection with the Merger. The Seller will be responsible for the payment of all such fees.

      4.08 Absence of Certain Changes or Events. Except as disclosed in the Seller's Quarterly Report on Form 10-Q for the three (3) months ended March 31, 1998 or in any Current Reports of the Seller on Form 8-K filed prior to the date of this Agreement, since December 31, 1997, the Seller and its subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change in the business, assets, financial condition or results of operations of the Seller or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Seller or any Significant Subsidiary of the Seller.

      4.09 Legal Proceedings. Except as set forth in Section 4.09 of the Seller Disclosure Schedule, there is no suit, action or proceeding pending or, to the best knowledge of the Seller, threatened, against the Seller or any subsidiary of the Seller or challenging the validity or propriety of the transactions contemplated by this Agreement or the Plan of Merger, as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Seller or any Significant Subsidiary of the Seller or otherwise materially adversely affect the Seller's ability to perform its obligations under this Agreement, nor is there any judgment, decree, injunction, rule or order of any legal or administrative body or arbitrator outstanding against the Seller or any subsidiary of the Seller having, or which insofar as reasonably can be foreseen, in the future could have, any such effect.

      4.10 Taxes and Tax Returns.

            (a) Except where the failure to do so would not have a Material Adverse Effect, the Seller and each of its subsidiaries (referred to for purposes of this Section 4.10, collectively, as the "Seller Companies") have, since December 31, 1991, timely filed in substantially correct form all Filed Tax Returns.

            (b) The Seller Companies have paid all Taxes shown as being due on the Filed Tax Returns.

            (c) No assessment that has not been settled or otherwise resolved has been made with respect to Taxes not shown on the Filed Tax Returns, other than such additional Taxes as are being contested in good faith and which if determined adversely to the Seller Companies would not have a Material Adverse Effect. No deficiency in Taxes or other proposed adjustment that has not been settled or otherwise resolved has been asserted in writing by any taxing authority against any of the Seller Companies, which if determined adversely to the Seller Companies would have a Material Adverse Effect. Except as set forth in Section 4.10(c) of the Seller Disclosure Schedule, no Tax Return of any of the Seller Companies is now under examination by any applicable taxing authority. There are no material liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of any Seller Company.

            (d) Adequate provision has been made on the Seller Balance Sheet for all Taxes of the Seller Companies in respect of all periods through the date hereof.

            (e)Except with respect to intra-Seller Company agreements made or required under the federal banking, bank holding company, or consolidated tax return regulations, none of the Seller Companies is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any person or entity or has any current or potential contractual obligation to indemnify any other person or entity with respect to Taxes.

            (f) None of the Seller Companies has filed or been included in a combined, consolidated or unitary income Tax Return (including any consolidated federal income Tax Return) other than one of which one of the Seller Companies was the parent.

            (g) Except as set forth in Section 4.10(g) of the Seller Disclosure Schedule, none of the Seller Companies has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will not be deductible under Code
      Section 280G.

      4.11 Employees.

            (a) Except as set forth in Section 4.11(a) of the Seller Disclosure Schedule, neither the Seller nor any of its subsidiaries maintains or contributes to any "employee pension benefit plan," as such term is defined in Section 3 of ERISA (the "Seller Pension Plans"), "employee welfare benefit plan," as such term is defined in Section 3 of ERISA (the "Seller Benefit Plans"), stock option plan, stock purchase plan, deferred compensation plan, other employee benefit plan for employees of the Seller or any subsidiary thereof, or any other plan, program or arrangement of the same or similar nature that provides benefits to non-employee directors of the Seller or any subsidiary thereof (collectively, the "Seller Other Plans").

            (b) Prior to the date hereof, the Seller has made available to the Buyer a complete and accurate copy of each of the following with respect to each of the Seller Pension Plans, the Seller Benefit Plans and the Seller Other Plans: (i) plan document; (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter, if any;
      (iv) most recent actuarial report, if any; and (v) most recent annual report on Form 5500.

            (c) To the best knowledge of the Seller, the value of the assets of each of the Seller Pension Plans subject to Title IV of ERISA will exceed as of the Effective Time that plan's "Benefit Liabilities" as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors used in the most recent actuarial valuation for each such plan.

            (d) To the best knowledge of the Seller, each of the Seller Pension Plans and each of the Seller Benefit Plans has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable laws, except to the extent that non-compliance would not have a Material Adverse Effect on the Seller, taken as a whole.

            (e) To the best knowledge of the Seller, there has been no reportable event within the meaning of Section 4043(b) of ERISA or any waived funding deficiency within the meaning of Section 412(d)(3) (or any predecessor section) of the Code with respect to any Seller Pension Plan. The Seller and its subsidiaries have made or provided for all contributions to the Seller Pension Plans required thereunder or by
      Section 412 of the Code.

            (f) Other than as set forth in Section 4.11(g) of the Seller Disclosure Schedule, neither the Seller nor any of its subsidiaries contributes or has contributed to any multiple employer pension plan, any plan described in Section 4063(a) of ERISA, or to any "Multiemployer Plan," as such term is defined in Section 3(37) of ERISA.

            (g) To the best knowledge of the Seller, each of the Seller Pension Plans which is intended to be a qualified plan within the meaning of
      Section 401(a) of the Code is so qualified, and the Seller is not aware of any fact or circumstance which would adversely affect the qualified status of any such plan.

            (h) Except as set forth in Section 4.11(i) of the Seller Disclosure Schedule, neither the Seller nor any of its subsidiaries is party to or maintains any contract or other arrangement with any employee or group of employees, providing severance payments, stock or stock-equivalent payments or post- employment benefits of any kind or providing that any otherwise disclosed plan, program or arrangement will irrevocably continue, with respect to any or all of its participants, for any period of time.

      4.12 Agreements with Banking Authorities. Neither the Seller nor any of its subsidiaries is a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding or order to cease and desist with any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness or such entity's ability to perform its obligations hereunder, and neither the Seller nor any of its subsidiaries has received written notification from any such federal or state governmental entity that any such Person may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order.

      4.13 Material Agreements. Except as set forth in any of the Seller Disclosure Schedules or the index of exhibits in the Seller's Annual Report on Form 10-K for the year ended December 31, 1997, as of the date of this Agreement, except for this Agreement and the other Transaction Documents, neither the Seller nor any of its subsidiaries is a party to or is bound by (a) any agreement, arrangement, or commitment that is material to the financial condition, results of operations or business of the Seller or any Significant Subsidiary of the Seller, except those entered into in the ordinary course of business; (b) any written (or oral, if material) agreement, arrangement, or commitment relating to the employment of any person or the election or retention in office or severance of any present or former director or officer of the Seller or any of its subsidiaries; (c) any contract, agreement, or understanding with any labor union; (d) any agreement by and among the Seller, its subsidiaries and/or any affiliate thereof, or (e) any contract or agreement or amendment thereto that would be required to be filed as an Exhibit to a Form 10-K filed by the Seller as of the date hereof that has not been filed as an Exhibit to the Form 10-K filed by it for 1997.

      4.14 Ownership of Property. Section 4.14 of the Seller Disclosure Schedule sets forth a true and complete list of all real property owned, leased or operated by the Seller or its subsidiaries (including all of the branches of the Seller's subsidiary bank and all of the Seller's properties acquired by foreclosure proceedings in the ordinary course of business but excluding any specific listing of any real property carried at nominal value, for which only a generic description will be included on such schedule) as of the date hereof. The Seller directly or indirectly through its subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including, without limitation, the capital stock of its subsidiaries and all other assets and properties reflected in its consolidated balance sheet as of March 31, 1998, or acquired subsequent thereto subject to no encumbrances, customary utility easements, liens, mortgages, security interests or pledges, except (a) those items that secure liabilities that are reflected in said balance sheet or the notes thereto or incurred in the ordinary course of business after the date of such balance sheet and not otherwise prohibited by the terms hereof, (b) dispositions for adequate consideration in the ordinary course of business or as expressly permitted by the terms hereof, (c) statutory liens for amounts not yet delinquent or which are being contested in good faith, (d) those items that secure public or statutory obligations or any discount with, borrowing from, or other obligations to, any Federal Reserve Bank or Federal Home Loan Bank, inter-bank credit facilities, or any transaction by a subsidiary acting in a fiduciary capacity, and (e) such encumbrances, liens, mortgages, security interests, and pledges that are not material in character, amount or extent. Neither the Seller nor any of its subsidiaries has received any notice of violation of any applicable zoning or environmental regulation, ordinance or other law, order, regulation, or requirement relating to its properties, except as set forth in
Section 4.14 of the Seller Disclosure Schedule. The Seller and its subsidiaries as lessees have the right under valid and existing leases to occupy, use, possess and control all property leased by the Seller and its subsidiaries as presently occupied, used, possessed and controlled by the Seller and its subsidiaries. Neither the Seller nor any of its subsidiaries is in default, and there has not occurred any event that with the lapse of time or giving of notice or both would constitute a default, under any leases pursuant to which the Seller or any of its subsidiaries leases any real property, except for such defaults which, individually or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by any such lease or would not result in a material liability to the Seller or any Significant Subsidiary of the Seller which is not reflected on the consolidated balance sheet of the Seller dated as of June 30, 1998. All such leases constitute legal, valid and binding obligations of the Seller or its subsidiaries and, to the knowledge of the Seller, the other party thereto, enforceable by the Seller or such subsidiary in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies. Section 4.14 of the Seller Disclosure Schedule sets forth the expiration date and renewal terms of each such lease. Neither the Seller nor any of its subsidiaries has received notice of, or made a claim with respect to, any breach or default under any leases pursuant to which the Seller or any of its subsidiaries lease any real property.

      4.15 Reports. Since January 1, 1995, the Seller and its subsidiaries have filed, and subsequent to the date hereof will file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (a) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (and all such reports, registrations and statements have been or will be delivered by the Seller to the Buyer), (b) the Federal Reserve Board, (c) the FDIC or OCC, as applicable, and (d) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports and statements are collectively referred to herein as the "Seller Reports"). As of their respective dates, the Seller Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact.

      4.16 Compliance with Applicable Law. Each of the Seller and each Significant Subsidiary thereof holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and each of the Seller and each Significant Subsidiary thereof has complied with, and is not in violation of or default in any respect under any, applicable law, statute, order, rule, regulation or policy of, or agreement with, any federal, state or local governmental agency or authority relating to the Seller or such Significant Subsidiary (other than where such default or noncompliance will not result in, or create the possibility of resulting in, a material limitation on the conduct of the business of the Seller) will not cause, or create the possibility of causing, or create the possibility of resulting in any Material Adverse Effect on the Seller or any Significant Subsidiary of the Seller), and neither the Seller nor any Significant Subsidiary of the Seller has received any notice of any violation of any such law, statute, order, rule, regulation, policy or agreement, or the commencement of any proceeding in connection with any such violation (including but not limited to any hearing or investigation relating to the imposition or contemplated imposition of CMPs), and does not know of any violation of, any such law, statute, order, rule, regulation, policy or agreement which would have such a result.

      4.17 Year 2000 Compliance. The Seller and the Seller's subsidiaries have taken all reasonable steps necessary to address the software, accounting and record keeping issues raised in order for the data processing systems used in the business conducted by the Seller and its subsidiaries to be substantially Year 2000 compliant on or before the end of 1999 and in conformity with applicable guidance from federal and state regulatory agencies except to the extent that noncompliance therewith does not and is not likely to result in a Material Adverse Effect with respect to Seller or any of its Significant Subsidiaries.

4.18 Environmental Matters.

            (a) Except as set forth in Section 4.18(a) of the Seller Disclosure Schedule, the Seller, each of its Significant Subsidiaries and the Participation Facilities (as such term is hereinafter defined) are and have been in material compliance with all applicable laws, rules, regulations, standards and requirements of the EPA and of state and local agencies with jurisdiction over pollution or protection of the environment.

            (b) Except as set forth in Section 4.18(b) of the Seller Disclosure Schedule, there is no suit, claim, action or proceeding now pending or, to the best knowledge of the Seller, threatened, before any court, governmental agency or board or other forum in which the Seller, any of its Significant Subsidiaries or any Participation Facility has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor), with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as hereinafter defined) whether or not occurring at or on a site owned, leased or operated by the Seller, any of its Significant Subsidiaries or any Participation Facility.

            (c) Except as set forth in Section 4.18(c) of the Seller Disclosure Schedule, to the best knowledge of the Seller, there is no suit, claim, action or proceeding pending, or threatened, before any court, governmental agency or board or other forum in which any Loan Property (as hereinafter defined) has been or, with respect to threatened proceedings, may be, named as a defendant or involved (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material whether or not occurring at or on a site owned, leased, operated or involving a Loan Property.

            (d) Except as set forth in Sections 4.18(a), (b) and (c) of the Seller Disclosure Schedule, to the best knowledge of the Seller's management, there is no reasonable basis for any suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 4.18.

            (e) Except as set forth in Section 4.18(e) of the Seller Disclosure Schedule, during and, to the best knowledge of the Seller, prior to the period of (i) the ownership or operation by the Seller or any of its Significant Subsidiaries of any of their current properties, or (ii) the participation by the Seller or any of its Significant Subsidiaries in the management of any Participation Facility, there has been no release of Hazardous Material in, on, under or affecting such properties, that would subject the Seller or such Significant Subsidiary to any liability which would result in a Material Adverse Effect with respect to the Seller or such Significant Subsidiary. Except as set forth in Section 4.18(e) of the Seller Disclosure Schedule, to the best knowledge of the Seller, none of the branch offices of any subsidiary or any other real property owned, operated or leased by the Seller was at any time the site of any gas station, manufacturing plant or industrial business or activity or was at any time a site on which any Hazardous Material, was stored, produced or otherwise located.

            (f) The Seller and its Significant Subsidiaries have asked for representations from borrowers and/or have conducted due diligence with respect to each of the Loan Properties in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Loan Property was granted as security, and in the course thereof, or subsequent thereto, nothing has come to the attention of the Seller or any of its Significant Subsidiaries which could be reasonably likely to prevent the Seller or such Significant Subsidiary from exercising its right to foreclose on its security interest therein.

            (g) To the best knowledge of the Seller, none of the disclosures set forth in Section 4.18 of the Seller Disclosure Schedule is reasonably likely to result in the closure of any of the branch offices of any of the Significant Subsidiaries of the Seller or in a Material Adverse Effect with respect to the Seller or any Significant Subsidiary.

            (h) To the best knowledge of the Seller, the transactions contemplated herein are not subject to the provisions of any applicable environmental restrictive transfer law.

            (i) The following definitions apply for purposes of this Section 4.18: (i) "Loan Property" means any property in which the Seller or any of its Significant Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; (ii) "Participation Facility" means any facility in which the Seller or any of its Significant Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property; (iii) "Hazardous Material" means any pollutant, contaminant, hazardous material, hazardous waste, or hazardous substance as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. [Section Sign] 9601 et seq., or the Resource Conservation and Recovery Act, 42 U.S.C. [Double Section Sign] 6901 et seq., the Clean Water Act, 33 U.S.C. [Section Sign] 1321, et seq., or any other federal, state or local law relating to safety, health, or environmental protection or any regulations promulgated under any of the foregoing, and specifically includes oil and any other petroleum derived products, asbestos, polychlorinated biphenyls (PCB's) and, with respect to any residential property, lead paint and radon.

      4.19 Ownership of Buyer Common Stock. As of the date hereof, neither the Seller nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (a) beneficially own, directly or indirectly, or (b) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Buyer (other than Trust Account Shares and shares acquired in satisfaction of any debt previously contracted (any such shares, "DPC Buyer Shares")), which in the aggregate represent five percent (5%) or more of the outstanding shares of capital stock of the Buyer entitled to vote generally in the election of directors.

      4.20 Insurance. The Seller and its subsidiaries maintain the insurance coverages set forth in Section 4.20 of the Seller Disclosure Schedule. The Seller has made available to the Buyer copies of policies relating to insurance maintained by the Seller or its subsidiaries with respect to their properties and the conduct of their respective businesses.

      4.21 Labor. No work stoppage involving the Seller or any of its subsidiaries is pending or, to the best knowledge of the Seller, threatened. Neither the Seller nor any of its subsidiaries is involved in, or, to the best knowledge of the Seller, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters which might reasonably be expected to result in a Material Adverse Effect with respect to the Seller or any of its Significant Subsidiaries. No employees of the Seller or any of its subsidiaries are represented by any labor union, and, to the best knowledge of the Seller, no labor union is attempting to organize employees of the Seller or any of its subsidiaries.

      4.22 Material Interests of Certain Persons. Except as disclosed in
Section 4.22 of the Seller Disclosure Schedule, no officer or director of the Seller, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Seller or any of its subsidiaries.

      4.23 Absence of Registration Obligations. Neither the Seller nor any of its subsidiaries is under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act which will survive the Merger.

      4.24 Loans. All currently outstanding loans of, or current extensions of credit by, the Seller or any of its Significant Subsidiaries (individually, a "Loan," and collectively, the "Loans") were solicited, originated and currently exist in material compliance with all applicable requirements of federal and state law and regulations promulgated thereunder and applicable loan policies of the Person extending the same, except for such changes to the circumstances of the obligor thereunder or the collateral occurring subsequent to the origination thereof and over which the Seller or such subsidiary had no control, and except where noncompliance would not result in a Material Adverse Effect with respect to Seller or any of its Significant Subsidiaries. The Loans are adequately documented and, to the best knowledge of the Seller, each note evidencing a Loan or loan or credit agreement or security instrument related to the Loans constitutes a valid, legal and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except where the failure thereof, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Seller or any of its Significant Subsidiaries. There are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in the records of the Seller or such subsidiary, and no claims of defense as to the enforcement of any Loan has been asserted and the Seller is aware of no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense, except where such modifications, amendments, additional agreements, claims of defense, or acts or omissions would not have, either individually or in the aggregate, a Material Adverse Effect with respect to the Seller or any of its Significant Subsidiaries. The Seller and its Significant Subsidiaries currently maintain, and shall continue to maintain, an allowance for loan losses allocable to the Loans which, in Seller's reasonable judgment, is adequate to provide for all known and reasonably estimable losses, net of any recoveries relating to such extensions of credit previously charged off, on the Loans, such allowance for loan losses complying in all material respects with all applicable loan loss reserve requirements established in accordance with GAAP and by any governmental authorities having jurisdiction with respect to the Seller or any such subsidiary. Except as set forth in
Section 4.24 of the Seller Disclosure Schedule, none of the Loans are presently serviced by third parties and, other than pursuant to obligations in accordance with sales contracts entered into in the ordinary course of business and consistent with past practice, there is no obligation which could result in any Loan becoming subject to any third party servicing.

      4.25 Capitalization. As of the date hereof, without giving effect to the transactions contemplated hereby, the subsidiaries of the Seller which are "insured depository institutions" (a) are "well capitalized," as defined in the FDIA, and (b) meet all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over such Persons. No such regulator has indicated that it will condition any of the regulatory approvals upon an increase in any such Person's capital or compliance with any special capital requirement, standard or ratio.

      4.26 CRA Rating. Each subsidiary of the Seller which is an "insured depository institution" was rated "Satisfactory" or better following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither the Seller nor any of such subsidiaries has received any notice of and none of such Persons has any knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

      4.27 Seller Information. The information relating to the Seller and its subsidiaries to be contained in the Joint Proxy Statement as described in
Section 5.04 hereof, and any other documents filed with the SEC or any regulatory agency in connection herewith, to the extent such information is provided in writing by the Seller, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading.

      4.28 Disclosure. To the best knowledge of the Seller, all information material to the Merger and the transactions contemplated by this Agreement, or which is necessary to make the representations and warranties herein contained, taken as a whole, not misleading, has been disclosed in writing to the Buyer.

      ARTICLE V

                           COVENANTS OF THE PARTIES

5.01 Conduct of the Business of
Seller. During the period from the date of this Agreement to the earlier of the Effective Time or the date of termination of this Agreement, the Seller:

            (a) shall, and shall cause each of its subsidiaries to, conduct its business and engage in transactions, only in the ordinary and usual course of business consistent with past practices, which shall mean (i) conducting its banking and other business in the ordinary and usual course, (ii) refraining from any of the activities described in Section 5.01(b) below, (iii) not entering into any material transactions except in the ordinary and usual course of business consistent with past practices and (iv) complying with the following covenants:

            (A) maintaining its corporate existence and good standing, except where any failure to maintain such good standing does not or would not have a Material Adverse Effect on the Seller or any of its Significant Subsidiaries;

            (B) using reasonable efforts to maintain and keep its properties in as good repair and condition in all material respects as they presently exist, except for ordinary wear and tear and damage due to casualty;

            (C) using reasonable efforts to maintain in full force and effect insurance generally comparable in amount and in scope of coverage to that now maintained by it;

            (D) complying with and performing in all material respects its obligations and duties (y) under contracts, leases and documents relating to or affecting its assets, properties and business and (z) imposed upon it by all federal, state and local laws and all rules, regulations and orders imposed by federal, state or local governmental authorities, judicial orders, judgments, decrees and similar determinations; and

            (E) using reasonable efforts to preserve its business organization intact and the goodwill of those having business relationships with the Seller or any of the Seller's subsidiaries, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with borrowers, depositors, other customers and others having business relationships with it;

            (b) shall not and shall not permit any of its subsidiaries to, without the prior written consent of the Buyer, which shall not unreasonably be withheld:

                  (i) engage or participate in any material transaction or
            incur or sustain any material obligation or liability except in the ordinary, regular and usual course of its businesses consistent with past practices;

                  (ii) offer an interest rate with respect to any deposit that would constitute such deposit a "brokered deposit" under C.F.R. [Section Sign]337.6(a)(1)(ii);

                  (iii) except in the ordinary, regular and usual course of
            business consistent with past practices, sell, lease, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to lease, transfer, assign, encumber or dispose of any of its assets; provided that the Seller and its subsidiaries may acquire and dispose of loans and investment securities in the ordinary course of business consistent with past practice;

                  (iv) file any application to open, close or relocate any
            branch office;

                  (v) open, close, relocate, or give any notice (written or
            verbal) to customers or governmental authorities or agencies to open, close or relocate the operations of any branch office; or

                  (vi) waive any material right, whether in equity or at law, that it has with respect to any asset except in the ordinary, regular and usual course of business consistent with past practice;

            (c) shall, at the Buyer's request and expense, use its reasonable best efforts to cooperate with the Buyer with respect to preparation for the combination and integration as of the Effective Time of the businesses, systems and operations of the Buyer and the Seller, and shall confer on a regular and frequent basis with one or more representatives of the Buyer to report on operational and related matters;

            (d) shall not declare or pay any dividends on or make any other distributions in respect of Seller Common Stock, except for regular quarterly cash dividends on Seller Common Stock at a rate not in excess of the Seller's current dividend rate and subject to the terms of Section
      5.18 hereof;

            (e) from and after June 30, 1998, shall not have adopted or amended (other than amendments required by applicable law or amendments that reduce amounts payable by it or its subsidiaries) in any material respect any Seller Pension Plan, any Seller Benefit Plan or any Seller Other Plan or entered (or permitted any of its subsidiaries to enter) into any employment, retention, severance or similar contract with any person (including, without limitation, contracts with management which might require that payments be made upon the consummation of the transactions contemplated hereby) or amended any such existing agreements, plans or contracts to increase any amounts payable thereunder or benefits provided thereunder, or granted or permitted any increase in compensation to its or its subsidiaries' employees as a class or paid any bonus except as provided in Section 5.12(f) hereof;

            (f) except as permitted in Section 5.01(b)(iii), shall not, with respect to itself or any of its subsidiaries, authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement with respect to, any merger, consolidation, purchase and assumption transaction or business combination (other than the Merger), any acquisition of a material amount of assets or securities or assumption of liabilities (including deposit liabilities), any disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights;

            (g) shall not propose or adopt amendments to its or any of its subsidiaries' Certificates of Incorporation or By-Laws;

            (h) shall not issue, deliver or sell any shares (whether original issuance or from treasury shares) of its capital stock or securities convertible into or exercisable for shares of its capital stock (or permit any of its subsidiaries to issue, deliver or sell any shares of such subsidiaries' capital stock or securities convertible into or exercisable for shares of such subsidiaries' capital stock), except for the sale of up to 50,000 shares of Seller Common Stock pursuant to the Seller's Employee Stock Purchase Plan and except upon exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, dividend reinvestment plans, or the terms of convertible securities, all to the extent outstanding or in existence on the date hereof, and except upon exercise of the Seller Option, as applicable, or effect any stock split, reverse stock split, recapitalization, reclassification or similar transaction or otherwise change its equity capitalization as it existed on June 30, 1998;

            (i) shall not grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date hereof, to acquire any shares of its capital stock;

            (j) shall not purchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except in a fiduciary capacity or in satisfaction of debts previously contracted;

            (k) shall not impose, or suffer the imposition, on any share of capital stock held by it or by any of its subsidiaries of any material lien, charge, or encumbrance, or permit any such lien, charge, or encumbrance to exist;

            (l) shall not incur, or permit any of its subsidiaries to incur, any additional debt obligation or other obligation for borrowed money, or to guaranty any additional debt obligation or other obligation for borrowed money, except in the ordinary course of business consistent with past practices, which shall include but not necessarily be limited to creation of deposit liabilities, Federal Home Loan Bank advances, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements or other similar arrangements commonly employed by banks;

            (m) except as set forth in Section 5.01(m) of the Seller Disclosure Schedule, shall not incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than capital expenditures and such related obligations or liabilities incurred or committed to in the ordinary and usual course of business consistent with past practices, and, in all cases, the Seller agrees to consult with the Buyer with respect to capital expenditures that individually exceed $50,000 or cumulatively exceed $200,000;

            (n) shall not, except as expressly contemplated hereby, enter into any contract with any affiliate except normal banking services and continuations of existing contractual relationships which have been disclosed to Buyer;

            (o) shall not, except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any changes in any of its material leases or contracts, other than renewals of contracts for less than a two (2) year period and, subject to the provisions of Section 5.17 hereof, leases without material adverse change of terms;

            (p) shall not, other than in prior consultation with the other party to this Agreement or except in the ordinary course of business and consistent with past practice, restructure or materially change its investment securities portfolio or its "gap position" through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

            (q) shall not agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any of its representations or warranties contained herein untrue or incorrect in any material respect.

      5.02 Access to Properties and Records; Confidentiality. The Seller shall permit the Buyer reasonable access to its properties and those of its subsidiaries, and shall disclose and make available to the Buyer all Records, including all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of the Seller and its subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors and stockholders meetings, organizational documents, By-Laws, material contracts and agreements, filings with any regulatory authority, accountants' work papers (to the extent consent from such accountants is obtained), litigation files, plans affecting employees, and any other business activities or prospects in which the Buyer may reasonably have an interest in light of the transactions contemplated hereby. The Seller shall make arrangements with each third party provider of services to the Seller to permit the Buyer reasonable access to all of the Seller's Records held by each such third party. The Buyer shall permit the Seller reasonable access to such properties and records of the Buyer and/or its subsidiaries in which the Seller may reasonably have an interest in light of the transactions contemplated hereby. Neither the Buyer nor the Seller nor any of their respective subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would jeopardize the attorney-client privilege of the institution in possession or control of such information, or would contravene any law, rule, regulation, order, judgment, decree or binding agreement or, in the event of any litigation or threatened litigation between the parties over the terms of this Agreement where access to information may be adverse to the interests of such party. The parties will use all reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply and both parties hereunder shall continue to be subject to the provisions of the Confidentiality Agreement.

      5.03 No Solicitation. Unless and until this Agreement shall have been properly terminated by either party pursuant to Section 8.01 hereof, neither the Seller nor any of its subsidiaries shall (and the Seller and each of its subsidiaries shall use its best efforts to cause its Representatives, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in any discussions or negotiations with, or, subject to the fiduciary obligations of the Seller's Board of Directors (as determined in good faith in consultation with outside counsel), provide any information to, any corporation, partnership, person or other entity or group (other than the Buyer and its affiliates or Representatives) concerning any merger, tender offer, sale of substantial assets, sale of shares of capital stock or debt securities or similar transaction involving the Seller or any of its subsidiaries (an "Acquisition Transaction"), provided that in accordance with the fiduciary obligations of the Seller's Board of Directors, the Seller may participate in discussions in the event that the Seller did not solicit or initiate such discussions with respect to Acquisition Transactions. Notwithstanding the foregoing, nothing contained in this Section 5.03 shall prohibit the Seller or its Board of Directors from taking and disclosing to the Seller's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Seller's stockholders which, in the judgment of the Board of Directors determined in good faith in consultation with outside counsel, may be required under applicable law. The Seller will immediately communicate to the Buyer the terms of any proposal, discussion, negotiation or inquiry relating to an Acquisition Transaction and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction (which shall mean that any such communication shall be delivered no less promptly than by telephone within 24 hours of the Seller's receipt of any such proposal or inquiry) or its receipt of any request for information from the Federal Reserve Board, the OCC, the NYS Department, or any other governmental agency or authority with respect to a proposed Acquisition Transaction.

      5.04 Regulatory Matters; Consents.

            (a) The Buyer and the Seller shall cooperate in the prompt preparation and filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Buyer's and the Seller's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Joint Proxy Statement") and the Buyer shall promptly prepare and file with the SEC a registration statement on Form S-4 (the "S-4") in which the Joint Proxy Statement will be included as a prospectus. Each of the Buyer and the Seller shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Buyer and the Seller shall thereafter mail the Joint Proxy Statement to their respective stockholders. The Buyer shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Buyer and the Seller shall each furnish to the other all information concerning itself and the holders of its Common Stock as may be reasonably requested in connection with any such action.

            (b) The Seller and the Buyer shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Seller or the Buyer, as the case may be, and any of their respective subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any government regulatory body, department, agency or authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and government regulatory bodies, departments, agencies or authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

            (c) The Buyer and the Seller shall, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of the Buyer, the Seller or any of their respective subsidiaries to any governmental regulatory body, department, agency or authority in connection with the Merger and the other transactions contemplated by this Agreement.

            (d) The Seller and the Buyer shall promptly advise each other upon receiving any communication from any government regulatory body, department, agency or authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that such requisite approval will not be obtained or that the receipt of such approval will be materially delayed.

            (e) Each of the Seller and the Buyer will cooperate with the other and use all reasonable efforts to prepare all necessary documentation, to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement.

            (f) The Buyer shall prepare and file as soon as practicable and the Seller shall cooperate in the preparation and, where appropriate, filing of, applications requesting the Consents (as contemplated in Section 6.01(b) herein), from all required governmental or regulatory authorities or agencies. The Buyer shall provide the Seller and its counsel with copies of such applications for comment prior to the filing thereof. The parties shall immediately upon receipt deliver to each other copies of all filings, correspondence and orders to and from such governmental or regulatory authorities or agencies transmitted or received in connection with the transactions contemplated hereby.

      5.05 Approval of Stockholders. Each party hereto will (a) as promptly as practicable, take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving this Agreement and the Merger, and for such other purposes as may be necessary or desirable,
(b) recommend to its stockholders the approval of the aforementioned matters to be submitted by it to its stockholders (subject to compliance with their fiduciary duties as determined in good faith in consultation with outside counsel), and (c) cooperate and consult with the other with respect to each of the foregoing matters.

      5.06 Agreements of Affiliates; Publication of Combined Financial Results.

            (a) The Seller shall identify in a letter to the Buyer, after consultation with counsel, all Persons who, at the time of the meeting of its stockholders referred to in Section 5.05 hereof, it believes may be deemed to be "affiliates" of the Seller, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act and SEC Accounting Series Releases 130 and 135 (the "Seller Affiliates"). The Seller shall use all reasonable efforts to cause each Person who is identified as a Seller Affiliate in the letter referred to above to deliver to the Buyer at least forty (40) days prior to the Effective Time an executed copy of the Seller Affiliates Agreement. Prior to the Effective Time, the Seller shall amend and supplement such letter and use all reasonable efforts to cause each additional person who is identified as a Seller Affiliate to execute a copy of the Seller Affiliates Agreement.

            (b) The Buyer shall identify in a letter to the Seller, after consultation with counsel, all Persons who, at the time of the meeting of its stockholders referred to in Section 5.05 hereof, it believes may be deemed to be "affiliates" of the Buyer, as that term is defined for purposes of SEC Accounting Series Releases 130 and 135 (the "Buyer Affiliates"). The Buyer shall use all reasonable efforts to cause each Person who is identified as a Buyer Affiliate in the letter referred to above to deliver to the Seller at least forty (40) days prior to the Effective Time an executed copy of the Buyer Affiliates Agreement. Prior to the Effective Time, the Buyer shall amend and supplement such letter and use all reasonable efforts to cause each additional person who is identified as a Buyer Affiliate to execute a copy of the Buyer Affiliates Agreement.

            (c) The Buyer shall use its best efforts to publish, no later than thirty (30) days after the end of the first month after the Effective Time in which there are at least thirty (30) days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

      5.07 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to, as promptly as practicable, take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement or to vest the Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of the Seller. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of the Seller, the proper officers and directors of each party to this Agreement shall take all such necessary action.

      5.08 Public Announcements. From the date of this Agreement to the Closing Date, neither of the parties hereto shall make or send a Public Announcement unless the other party shall have first been afforded reasonable opportunity to review and comment on the text of such Public Announcement prior to the delivery of the same; provided, however, that nothing in this Section shall prohibit any party hereto from making any Public Announcement which its legal counsel deems necessary under law, if it makes a good faith effort to obtain the other party's comments on the text of the Public Announcement before making it public.

      5.09 Post-Closing Governance. From and after the Effective Time, the Board of Directors of the Buyer shall be expanded by three members and Mr. George W. Dougan and two (2) additional individuals selected by the Seller and approved of by the Buyer in its reasonable business judgment prior to the Effective Time shall be appointed as directors of the Buyer and shall resign any offices they may hold at any subsidiary of the Seller. The directors selected by the Seller to serve as directors of the Buyer shall be divided equally among the three classes of directors of the Buyer, with Mr. Dougan to be appointed vice chairman of the Board and to serve in the class of directors whose term comes up for reelection in the year 2001. At the Effective Time, the Board of Directors of the subsidiary of the Seller which is a depository institution shall consist of those pre-existing directors of such subsidiary who are not appointed directors of Buyer under this Section subsidiary which the Buyer has selected to serve as directors of such subsidiary and such additional persons as shall be designated by the Buyer prior to the Effective Time. At the Effective Time, the President and Chief Executive Officer of such subsidiary shall be a person selected by the Seller and approved by the Buyer in its reasonable business judgment from among the senior executive officers of such subsidiary and such person shall become a member of the Board of Directors of such subsidiary and of the Buyer's Presidents' Council. At such time, the Chairman of the Board of Directors of such subsidiary shall be an outside director designated by the Buyer.

      5.10 Tax-Free Reorganization Treatment; Accounting.

            (a) Neither the Buyer nor the Seller shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code; provided, however, that nothing herein shall limit the ability of the Buyer to exercise its rights under the Seller Option Agreement.

            (b) Neither the Buyer nor the Seller shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would prevent the Merger from qualifying for pooling of interests accounting treatment.

      5.11 Stock Listing. Buyer shall use all reasonable efforts to cause the shares of Buyer Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as of or prior to the Effective Time.

      5.12 Employment and Benefit Matters.

            (a) Service Credit. With respect to each employee of the Seller or its affiliates who becomes an employee of the Buyer or any affiliate of the Buyer (each such employee, a "Transferred Employee"), the Buyer shall cause each employee benefit plan, program or arrangement maintained or contributed to by the Buyer or its affiliates that is applicable to the Transferred Employee to treat the prior service of such Transferred Employee with the Seller or its affiliates as service rendered to the Buyer or its affiliate, as the case may be, for purposes of eligibility to participate and vesting under such plan, program or arrangement of the Buyer, and for purposes of determining the amount of vacation and severance benefits to which the Transferred Employee is entitled, but not for purposes of benefit accrual. From and after the Effective Time, the Buyer will provide the Transferred Employees with the types and levels of employee benefits maintained by the Buyer for similarly situated employees of the Buyer and will provide the directors and employees of subsidiaries of Seller the levels and types of benefits maintained by Buyer for persons holding equivalent positions at other subsidiaries of the Buyer of comparable size and category. The Buyer shall cause its medical, dental and other welfare benefit plans and policies applicable to the Transferred Employees after the Closing to (i) waive with respect to the Transferred Employees any waiting periods and restrictions and limitations for preexisting conditions or insurability, and (ii) credit the Transferred Employees with any deductible, co-payment, co-insurance, or maximum out-of-pocket payments made by such Transferred Employees under the Seller's medical, dental, and other welfare benefit plans and policies so as to reduce the amount of any deductible, co-payment, co-insurance, or maximum out-of-pocket payments payable by the Transferred Employees under the Buyer's medical, dental, and other welfare benefit plans and policies.

            (b) Severance Obligations. For a period of one (1) year after the Closing Date, the Buyer will provide Transferred Employees a severance plan with provisions which are at least as favorable in the aggregate to any terminating Transferred Employee as the severance plan maintained as of June 30, 1998 by the Seller for such employee. Unless otherwise required by law, Transferred Employees who are eligible for benefits under the Seller's change-in-control plan and whose employment is terminated within one (1) year after the Effective Time, may elect to receive benefits under either the change-in-control plan of the Seller or the severance plan provided by the Buyer under this section, but not both. Any employee of the Seller or its affiliates who is not a Transferred Employee whose position is terminated on or prior to the Effective Time shall be entitled to severance benefits in accordance with the severance plan, if any, maintained by the Seller for such employee on June 30, 1998.

            (c) Terminated Plans. The Seller shall take such actions as may reasonably be requested by the Buyer to cause any of the Seller Benefit Plans to terminate effective as of the Effective Time.

            (d) Employment Agreement. As of the Effective Time, the existing Employment Agreement between the Seller and Mr. Dougan shall be terminated and Mr. Dougan shall, subject to the provisions thereof, be entitled to the payment and benefits determined pursuant to Section 13(c) of such agreement as in effect on June 30, 1998, such payments to be made no later than the Effective Time. From and after the Effective Time, the Buyer shall honor the Supplemental Executive Retirement Plan of the Seller with respect to Mr. Dougan.

            (e) For purposes of any employment benefit and compensation plans, agreements and arrangements (including, but not limited to, any severance agreements or arrangements) of the Seller, the Buyer acknowledges that the consummation of the Merger will constitute a "change in control" of the Seller.

            (f) As reflected in the Seller Disclosure Schedule, Seller and its subsidiaries maintain an annual bonus plan (the "Bonus Plan") pursuant to which certain employees of Seller and its subsidiaries would be granted cash bonus awards for 1998 in the ordinary course. The Seller and its subsidiaries will maintain the Bonus Plan through the Effective Time. If the Effective Time is prior to January 1, 1999, the Seller and its subsidiaries will pay cash bonus awards for 1998 in the ordinary course and consistent with its past practice and the Bonus Plan, including any performance criteria thereof, but without regard under such criteria to expenses properly allocable to the Merger, not more than three business days before the Effective Time, and such cash bonus awards for 1998 under the Bonus Plan shall in the aggregate not exceed an amount equal to $600,000 multiplied by a fraction, the numerator of which is the number of days in 1998 prior to the Effective Time and the denominator of which is 365. If the Effective Time is after December 31, 1998, the Seller and the subsidiaries may pay the cash bonus amounts for 1998 described in the preceding sentence and continue the Bonus Plan through the Effective Time and pay cash bonus awards for 1999 thereunder not more than three business days before the Effective Time, in the ordinary course and consistent with its past practice and the Plan, including any performance criteria thereof, but without regard under such criteria to expenses properly allocable to the Merger, in an aggregate amount which shall not in any event exceed an amount equal to $600,000 multiplied by a fraction, the numerator of which is the number of days in 1999 prior to the Effective Time and the denominator of which is 365.

            (g) If the Effective Time is before January 1, 1999, the Seller and its subsidiaries in the ordinary course and consistent with past practice and the Employees' Profit Sharing and Salary Reduction Plan of the Seller (the "Seller Profit Sharing Plan"), may make a profit sharing contribution for 1998 to the Seller Profit Sharing Plan not more than three business days before the Effective Time, for the benefit of eligible participants thereunder, not to exceed an aggregate amount equal to $300,000 multiplied by a fraction, the numerator of which is the number of days in 1998 prior to the Effective Time and the denominator of which is 365. If the Effective Time is after December 31, 1998, Seller and its Subsidiaries may make such profit sharing contribution for 1998 and, in the ordinary course and consistent with past practice and the Seller Profit Sharing Plan, make a profit sharing contribution to the Seller Profit Sharing Plan for 1999 not more than three business days before the Effective Time, for the benefit of eligible participants thereunder, in an aggregate amount not to exceed $300,000 multiplied by a fraction, the numerator of which is the number of days in 1999 prior to the Effective Time and the denominator of which is 365.

            (h) Prior to the Effective Time, the Seller shall take all such actions as may be necessary or appropriate so as to cause each Eligible Window Employee (defined as those individuals listed in Section 5.12(h) of the Seller Disclosure Schedule) who terminates employment within the one year period beginning as of the Effective Time to be treated, as of the date of the Eligible Window Employee's termination of employment and for all purposes under the Employees' Retirement Plan of Evergreen Bancorp, Inc. (the "Evergreen Retirement Plan"), as having the age and years of service and credited service under the Evergreen Retirement Plan as such Eligible Window Employee would have had upon termination of employment if he terminated employment with the Buyer and its affiliates (or any successors thereto) five years after the employee's actual date of termination of employment, assuming the continuation of the Evergreen Retirement Plan during such period.

      5.13 Accountants' Letters.

            (a) Comfort Letters. Each of the Buyer and the Seller (each, in such capacity, the "Client") shall use all reasonable efforts to cause to be delivered to the other party (each, in such capacity, the "Recipient") a letter from KPMG Peat Marwick LLP, in form and substance reasonably acceptable to the Recipient, stating that (a) they are independent public accountants with respect to Client within the meaning of the 1933 Act and the published rules and regulations thereunder, (b) in their opinion the consolidated financial statements of Client included in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder, and (c) a reading of the latest available unaudited consolidated financial statements of Client and its subsidiaries and inquiries of certain officials of Client and its subsidiaries responsible for financial and accounting matters as to transactions and events since the date of the most recent consolidated statement of condition included in their most recent audit report with respect to Client did not cause them to believe that (i) such latest available unaudited consolidated financial statements of Client are not stated on a basis consistent with that followed in Client's audited consolidated financial statements; or (ii) except as disclosed in the letter, at a specified date not more than five business days prior to the date of such letter, there was any change in Client's capital stock or any change in consolidated long-term debt or any decrease in the consolidated net assets of Client or the consolidated allowance for loan and lease losses of Client as compared with the respective amounts shown in the most recent Client audited consolidated financial statements. Each such letter shall also cover such other matters pertaining to Client's and its subsidiaries' financial data and statistical information included in the Registration Statement as may be reasonably requested by Recipient and as are customarily covered in such letters in transactions of the type contemplated hereby..

            (b) Pooling Letters. Each of the Buyer and the Seller (each, in such capacity, the "Client") shall use all reasonable efforts to cause to be delivered to such Client a letter from KPMG Peat Marwick LLP, in form and substance reasonably acceptable to the Buyer, dated the date of or shortly prior to each of the mailing date of the proxy statement (the "Proxy Statement") and other proxy materials to the shareholders of the Buyer, and the Effective Time, stating the opinion of KPMG that the reorganization contemplated by this Agreement shall qualify for pooling-of-interest accounting treatment (provided, that the Pooling Letter delivered at the date of mailing of the Proxy Statement may assume no changes in relevant facts between the date of such letter and an assumed Effective Time.

      5.14 Directors' and Officers' Indemnification and Insurance.

            (a) After the Effective Time, the Buyer shall honor the indemnification provisions for officers and directors currently set forth in the Certificate of Incorporation (or charter or other organizational documents) and By-Laws of the Seller and its subsidiaries with respect to acts and omissions taken prior to the Effective Time by such officers and directors, but only to the extent permitted by federal and Delaware law and regulations.

            (b) The Buyer shall maintain the Seller's (including its subsidiaries') existing directors' and officers' liability insurance (the "D&O Insurance") covering persons who are currently covered by the Seller's D&O Insurance for a period of six (6) years after the Effective Time on terms no less favorable than those in effect on the date hereof, provided, however, that the Buyer may substitute therefor policies providing at least comparable coverage and containing terms and conditions no less favorable than those in effect on the date hereof.

      5.15 Conversion of Seller Stock Options. At the Effective Time, all rights with respect to Seller Common Stock pursuant to stock options granted by the Seller under any currently existing stock option plans of the Seller shall be converted into corresponding rights to purchase shares of Buyer Common Stock in accordance with the applicable provisions of the Plan of Merger.

      5.16 Maintenance of Records. Through the Effective Time, each of the Buyer and the Seller will maintain the Records in the same manner and with the same care that the Records have been maintained prior to the execution of this Agreement. The Buyer may, at its own expense, make such copies of and excerpts from the Records as it may deem desirable. All Records, whether held by the Buyer or the Seller, shall be maintained for such periods as are required by law, unless the parties shall, applicable law permitting, agree in writing to a different period. From and after the Effective Time, the Buyer shall be solely responsible for continuing maintenance of the Records.

      5.17 Leases. The Seller shall use all reasonable efforts to renew or extend on a month-to-month basis or for such term as requested by the Buyer, any lease of a branch office of any subsidiary, other lease of real property or lease relating to furniture, fixtures or equipment that is currently in effect but that would otherwise expire on or prior to the Effective Time. The Seller shall not cancel, terminate or take other action that is likely to result in any cancellation or termination of any such lease without prior written notice to the Buyer.

      5.18 Dividends. After the date of this Agreement, each of the Seller and the Buyer shall coordinate with the other the declaration of any dividends in respect of Seller Common Stock and Buyer Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Seller Common Stock or Buyer Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Seller Common Stock and/or Buyer Common Stock and any share of Buyer Common Stock any such holder received in exchange therefor in the Merger.

      5.19 Notice of Change. Each of the parties hereto shall, subject to any restrictions under applicable law or regulation, promptly notify the other of any emergency or other change in the normal course of its or its subsidiaries' businesses or in the operation of its or its subsidiaries' properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material to the business, results of operations, financial condition or prospects of such Person on a consolidated basis or any of its Significant Subsidiaries considered independently. Further, each party agrees to give written notice promptly to the other party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its subsidiaries which
(i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

      5.20 Changes in Accounting. Except with the prior consent of the other party which shall not be unreasonably withheld, between the date hereof and the Closing Date, neither of the parties hereto shall change its methods of accounting as in effect at December 31, 1997, except as may be required by changes in GAAP, tax, or regulatory accounting requirements, as concurred in by such party's independent auditors, nor shall they change their respective fiscal years.

      5.21 SEC Filings. Each of the parties hereto shall file all reports, applications and other documents required to be filed by it with the SEC or any other governmental entity between the date of this Agreement and the Effective Time and shall make available to the other copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with applicable securities laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      5.22 Covenants of Buyer. From the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement, the Buyer covenants and agrees that it shall take no action which would (a) materially adversely affect the ability of any party to obtain any Consents required for consummation of the transactions contemplated hereby without the imposition of a condition or restriction of the type referred to in Section 6.02(g) of this Agreement, (b) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement, or (c) result in the Buyer entering into an agreement with respect to an acquisition proposed with a third party which would result in the Merger not being consummated. Nothing in this Agreement shall prevent the Buyer from issuing or reissuing to third parties such number of shares of Buyer Common Stock at or prior to the Effective Time as the Buyer may reasonably determine to be necessary to qualify the transactions contemplated herein for "pooling of interests" accounting treatment

      5.23 Regulatory Reports. Each party and its subsidiaries shall file all reports required to be filed by it with regulatory authorities between the date of this Agreement and the Effective Time and, to the extent permitted by law, shall deliver to the other party copies of all such reports promptly after the same are filed.

      5.24 Registration of Shares. On or prior to the Effective Time, the Buyer shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate form), with respect to the shares of Buyer Common Stock subject to the stock options of the Seller to be assumed by the Buyer pursuant to Section 2.04 of the Plan of Merger and the Buyer shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

      ARTICLE VI

                              CLOSING CONDITIONS

      6.01 Conditions to Each Party's Obligations Under This Agreement. The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, none of which may be waived:

            (a) Stockholders' Approval. This Agreement and the Plan of Merger and the transactions contemplated hereby and thereby shall have been approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Seller Common Stock and at least a majority of the outstanding shares of Buyer Common Stock, in each case in accordance with applicable law.

            (b) Governmental Consents. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental or regulatory authority or agency (all of the foregoing being referred to as "Consents") which are necessary for the consummation of the Merger, other than Consents the failure of which to obtain would neither make it impossible to consummate the Merger nor result in a Material Adverse Effect on the Buyer (on a consolidated basis with the Seller) after the Merger, shall have been filed, occurred or been obtained (all such authorizations, orders, declarations, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. In addition, the Buyer shall have received all state securities or blue sky permits and other authorizations necessary to issue Buyer Common Stock pursuant to the Merger in accordance with all applicable state securities or Blue Sky laws.

            (c) S-4. The S-4 shall have become effective under the Securities Act and shall not be subject to a stop order or a threatened stop order.

            (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect.

            (e) Accounting Treatment. The Buyer and the Seller shall each have received letters (the "Pooling Letters") from KPMG Peat Marwick LLP, the independent auditing firm of each of them, dated the date of or shortly prior to each of the mailing date of the proxy statement (the "Proxy Statement") and other proxy materials to the shareholders of the Buyer, and the Effective Time, stating the opinion of KPMG that the reorganization contemplated by this Agreement shall qualify for pooling-of-interest accounting treatment (provided, that the Pooling Letter delivered at the date of mailing of the Proxy Statement may assume no changes in relevant facts between the date of such letter and an assumed Effective Time); provided, that such delivery of the Pooling Letters shall not be a condition to the obligations of a party hereunder if KPMG is unable to deliver the Pooling Letters as a result of (a) any affirmative act on the part of such party or any of its affiliates, or
      (b) any event or circumstance or failure to act which constitutes a breach by such party of any of its representations, warranties, covenants or agreements under this Agreement.

      6.02 Conditions to the Obligations of the Buyer Under This Agreement. The obligations of the Buyer under this Agreement shall be further subject to the satisfaction or waiver by the Buyer, at or prior to the Effective Time, of the following conditions:

            (a) Absence of Material Adverse Changes. There shall not have occurred any change in the business, assets, financial condition, or results of operations of the Seller or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Seller taken as a whole.

            (b) Representations and Warranties; Performance of Obligations. (i) The obligations of the Seller required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and (ii) the representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as otherwise specifically contemplated by this Agreement and except as to any representation or warranty which specifically relates to an earlier date); provided, however, that for purposes of determining the satisfaction of the conditions contained in clause (ii) of this paragraph (b), no effect shall be given to any exception in such representations and warranties relating to materiality or the existence of a Material Adverse Effect and, provided further, however, that for purposes of clause (ii) of this paragraph (b), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, represents a material adverse change in the business, assets, financial condition or results of operations of the Seller on a consolidated basis. The Buyer shall have received a certificate to the foregoing effect signed by the chairman or president and the chief financial officer or chief accounting officer of the Seller.

            (c) Third-Party Approvals. Any and all permits, consents, waivers, clearances, approvals and authorizations of all non-governmental and non-regulatory third parties which are necessary in connection with the consummation of the transactions contemplated by this Agreement and are required to be received or obtained by the Seller, shall have been obtained by the Seller, other than permits, consents, waivers, clearances, approvals and authorizations the failure of which to obtain would neither make it impossible to consummate the Merger nor result in any Material Adverse Effect with respect to the Buyer (on a consolidated basis with the Seller).

            (d) Tax Opinion. The Buyer shall have received an opinion, dated the date of the Closing from its tax advisor, KPMG Peat Marwick LLP, or other tax advisor acceptable to the Buyer and the Seller, substantially to the effect that, on the basis of facts and representations set forth therein, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger constitutes a reorganization as described in Section 368(a) of the Code and addressing such other substantial federal income tax effects of the Merger as the Buyer may reasonably require and which are customary in transactions of a like character. In rendering any such opinion, such counsel may rely, to the extent they deem necessary or appropriate, upon opinions of other counsel and upon representations of an officer or officers of the Seller and the Buyer or any of their affiliates.

            (e) Seller Affiliates Agreements. The Seller shall have delivered to the Buyer the letter pertaining to the Seller Affiliates, as contemplated under Section 5.06 above, and each of the executed Seller Affiliates Agreements that have been received by the Seller as of the Effective Time.

            (f) Termination of Certain Benefit Plans. If and to the extent reasonably requested by the Buyer, the Seller shall have terminated one or more of the Seller Benefit Plans effective prior to or as of the Closing.

            (g) Burdensome Condition. There shall not be any action taken by any federal or state governmental agency or authority which, in connection with the granting of any Consent or Requisite Regulatory Approval necessary to consummate the Merger or otherwise, imposes any condition or restriction upon the Buyer, any subsidiary of the Buyer or the Seller after the Merger (including, without limitation, requirements relating to the disposition of assets or limitations on interest rates), which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable in the reasonable judgment of the Buyer the consummation of the Merger.

      6.03 Conditions to the Obligations of the Seller Under This Agreement. The obligations of the Seller under this Agreement shall be further subject to the satisfaction or waiver by the Seller, at or prior to the Effective Time, of the following conditions:

            (a) Absence of Material Adverse Changes. There shall not have occurred any change in the business, assets, financial condition or results of operations of the Buyer or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Buyer taken as a whole with its subsidiaries.

            (b) Representations and Warranties; Performance of Obligations. (i) The obligations of the Buyer required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and (ii) the representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as otherwise specifically contemplated by this Agreement and except as to any representation or warranty which specifically relates to an earlier date); provided, however, that for purposes of determining the satisfaction of the conditions contained in clause (ii) of this paragraph (b), no effect shall be given to any exception in such representations and warranties relating to materiality or the existence of a Material Adverse Effect and, provided further, however, that for purposes of clause (ii) of this paragraph (b), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, represents a material adverse change in the business, assets, financial condition or results of operations of the Buyer on a consolidated basis. The Seller shall have received a certificate to the foregoing effect signed by the chairman or president and the chief financial officer or chief accounting officer of the Buyer.

            (c) Third-Party Approvals. Any and all permits, consents, waivers, clearances, approvals and authorizations of all non-governmental and non-regulatory third parties which are necessary in connection with the consummation of the transactions contemplated by this Agreement and are required to be received or obtained by the Buyer, shall have been obtained by the Buyer, other than permits, consents, waivers, clearances, approvals and authorizations the failure of which to obtain would neither make it impossible to consummate the Merger nor result in a Material Adverse Effect on the Buyer (on a consolidated basis with the Seller) after the Merger.

            (d) Tax Opinion. The Seller shall have received an opinion, dated the dates of the Proxy Statement and the Closing from its tax advisor, Arnold & Porter, or other tax advisor acceptable to the Buyer and the Seller, substantially to the effect that, on the basis of facts and representations set forth therein, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger constitutes a reorganization as described in Section 368(a) of the Code and that no gain or loss will be recognized by the stockholders of the Seller upon the receipt, pursuant to this Agreement, of Buyer Common Stock solely in exchange for Seller Common Stock (it being understood that such opinion will not extend to cash received in lieu of fractional share interests or cash received by dissenters, if any) and in respect of such other substantial federal income tax effects of the Merger as the Seller may reasonably require and which are customary in transactions of a like character. In rendering any such opinion, such advisor may rely, to the extent they deem necessary or appropriate, upon opinions of other advisors and upon representations of an officer or officers of the Seller and the Buyer or any of their affiliates.

            (e) Buyer Affiliates Agreements. The Buyer shall have delivered to the Seller the letter pertaining to the Buyer Affiliates, as contemplated under Section 5.06 above, and each of the executed Buyer Affiliates Agreements that have been received by the Buyer as of the Effective Time.

            (f) Nasdaq Listing. The shares of Buyer Common Stock issuable to Seller's stockholders pursuant to this Agreement and the Plan of Merger shall have been authorized for listing on the Nasdaq upon official notice of issuance.

            (g) Exchange Agent Certification. The Exchange Agent (as defined in the Plan of Merger) shall have delivered to the Seller a certificate, dated as of the Effective Time, to the effect that the Exchange Agent has received from the Buyer appropriate instructions and authorization for the Exchange Agent to issue a sufficient number of shares of Buyer Common Stock in exchange for all outstanding shares of Seller Common Stock and has deposited with the Exchange Agent sufficient funds to pay a reasonable estimate of the cash payments necessary to pay for fractional share interests.

      ARTICLE VII

                                    CLOSING

      7.01 Time and Place. Subject to the provisions of Articles VI and VIII hereof, the Closing of the transactions contemplated hereby shall take place at the Boston, Massachusetts offices of the law firm of Peabody & Brown, at 10:00 A.M., local time, on the first business day after the date on which all of the conditions contained in Sections 6.01(a), (b) and (c) hereof are satisfied or waived; or at such other place, at such other time, or on such other date as the Seller and the Buyer may mutually agree upon for the Closing to take place.

      7.02 Deliveries at the Closing. Subject to the provisions of Articles VI and VIII hereof, at the Closing there shall be delivered to the Seller and the Buyer, the opinions, certificates, and other documents and instruments required to be delivered under Article VI hereof.

      ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

      8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby by the Seller's and the Buyer's stockholders:

            (a) by mutual written consent of the Seller and the Buyer authorized by their respective Boards of Directors; or

            (b) by the Seller or the Buyer if the Effective Time shall not have occurred on or prior to May 31, 1999 (the "Termination Date") or such later date as shall have been agreed to in writing by the Buyer and the Seller; or

            (c) by the Buyer or the Seller if any governmental or regulatory authority or agency, or court of competent jurisdiction, shall have issued a final permanent order or Injunction enjoining, denying approval of, or otherwise prohibiting the consummation of the Merger and the time for appeal or petition for reconsideration of such order or Injunction shall have expired without such appeal or petition being granted; or

            (d) by the Buyer or the Seller (provided that the terminating party is not then in material breach of any representation, warranty or covenant or other agreement contained herein or in the Seller Option Agreement) if the approval of such Person's stockholders specified in
      Section 5.05 shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment thereof; or

            (e) by the Buyer or the Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein pursuant to the standard set forth in
      Section 6.02(b) or 6.03(b), as may be applicable or in the Seller Option Agreement), in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained herein pursuant to the standard set forth in Section 6.02(b) or 6.03(b), as may be applicable or in the Seller Option Agreement which breach is not cured after forty-five (45) days written notice thereof is given to the party committing such breach; or

            (f) by the Seller, by action of its Board of Directors, whether before or after approval of the Merger by the stockholders of the Seller, by giving written notice of such election to the Buyer in the event that both of the following conditions are satisfied:

                  (i) the average per share last sale prices of Buyer Common
            Stock as reported on Nasdaq over the ten (10) consecutive trading day period immediately preceding the date of the last Requisite Regulatory Approval to be received, in this case without regard to any waiting period attached to the effectiveness thereof (such period being hereinafter referred to as the "Determination Period," and the price so obtained being referred to as, the "Closing Price") is less than $29.46; and

                  (ii) the number obtained by dividing the Closing Price by
            $36.84 is less than the number obtained by subtracting (A) 0.15 from (B) the quotient obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below).

            For the purposes hereof the following terms shall have the following meanings:

            "Final Index Price" shall mean the Weighted Average of the average of the closing prices of the Index Companies as reported on the NYSE, Nasdaq or AMEX for the Determination Period.

            "Index Companies" shall mean the companies listed on Exhibit E hereto.

            "Initial Index" shall mean the Weighted Average of the closing prices of the Index Companies as reported on the NYSE, Nasdaq or AMEX on the trading day immediately preceding execution of this Agreement.

            "Weighted Average" shall mean the average determined by giving the average of the closing prices for each of the Index Companies the corresponding weight listed on Exhibit E hereto.

      If the Buyer or any company listed on Exhibit E declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, or subdivision of its common stock between the trading day immediately preceding execution of this Agreement and the date of the last Requisite Regulatory Approval to be received (without regard to any waiting period attached to the effectiveness thereof), the closing prices for such common stock shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date immediately preceding execution of this Agreement. There shall be excluded from the list of companies on Exhibit E any company as to which there is pending at any time during the Determination Period any publicly announced proposal for such company to be acquired by another company in exchange for its stock.

      Notwithstanding the foregoing, during the ten (10) business day period commencing with the Buyer's receipt of the Seller's notice of termination pursuant to this Section 8.01(f), the Buyer shall have the option to increase the consideration to be received by the holders of Seller Common Stock under the Plan of Merger by adjusting the Conversion Number (hereinafter, as such term is defined in the Plan of Merger) to equal the lesser of (i) a number (calculated to the nearest one-thousandth) obtained by dividing (x) $29.46 by (y) the Closing Price or (ii) a number obtained by dividing (x) said Conversion Number by (y) the number obtained by subtracting (A) 0.15 from (B) the quotient obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below). If the Buyer so elects within such ten-day period, it shall give prompt written notice to the Seller of such election and the revised Conversion Number, whereupon no termination shall have occurred pursuant to this Section 8.01(f) and the Agreement shall remain in effect in accordance with its terms (except as the Conversion Number shall have been so modified); or

            (g) By either party (provided that the terminating party is not then in breach of any representation or warranty, covenant or other agreement contained in this Agreement or in the Seller Option Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 8.01(b) of this Agreement.

            (h) By the Seller upon the execution of a definitive agreement relating to a proposal of the type contemplated by Section 5.03 hereof, provided that (i) the Seller shall have complied with its obligations under Section 5.03 hereof, (ii) the Board of Directors of the Seller shall have determined, after having received the advice of outside legal counsel to the Seller and the advice of the Seller's financial advisor, that such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law and
      (iii) concurrent with its notification of termination, the Seller shall have made an irrevocable and unconditional offer to the Buyer in writing to repurchase the Option, as defined in the Seller Option Agreement, from the Buyer at any time, within 30 days following the date of such offer, at a price equal to the amount by which (A) the Market/Offer Price (as defined below) exceeds (B) the Option Price (as defined in the Seller Option Agreement, multiplied by the number of shares for which the Option may then be exercised (subject to the limitation set forth in Section 15 of the Seller Option Agreement), with an undertaking to effect such purchase by wire transfer of immediately available funds to an account designated by the Buyer within two business days following receipt of written notice from the Buyer pursuant to this paragraph (h) of its intention to tender the Option to the Seller for repurchase and the applicable repurchase price. The term "Market/Offer Price" shall mean the highest of (i) the price per share of the Seller Common Stock at which a tender has been, (ii) the price per share of the Seller Common Stock to be paid by any third party pursuant to an agreement with the Seller,
      (iii) the highest closing price for shares of the Seller Common Stock within the six- month period immediately preceding the date the Buyer gives notice of the required repurchase in accordance with this paragraph
      (h), or (iv) in the event of a sale of all or a substantial portion of the Seller's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Seller as determined by a nationally recognized investment banking firm selected by the Buyer, and reasonably acceptable to the Seller, divided by the number of shares of the Seller Common Stock outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Buyer and reasonably acceptable to the Seller.

      8.02 Effect of Termination. In the event of termination of this Agreement by either the Seller or the Buyer as provided above, this Agreement shall forthwith become null and void (other than Section 9.01 hereof, which shall remain in full force and effect) and there shall be no further liability on the part of the Seller or the Buyer or their respective officers or directors to the other, except (i) any liability of the Seller and the Buyer under said
Section 9.01, (ii) that the Seller Option Agreement shall be governed by its own terms as to termination, (iii) the Confidentiality Agreement shall survive in accordance with its terms and (iv) in the event of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, in which case, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys' fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with the enforcement of its rights hereunder.

      8.03 Amendment, Extension and Waiver. Subject to applicable law and as may be authorized by their respective Boards of Directors, at any time prior to the consummation of the transactions contemplated by this Agreement or termination of this Agreement in accordance with the provisions of Section 8.01 hereof, whether before or after approval thereof by the stockholders of the Seller and the Buyer, the Buyer and the Seller may, (a) amend this Agreement,
(b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles V and VI (other than Section 6.01) hereof, provided, however, that after any approval of the transactions contemplated by this Agreement by the Seller's or the Buyer's stockholders, respectively, there may not be, without further approval of such stockholders, any amendment, extension or waiver of this Agreement which (1) alters or changes the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such corporation, (2) alters or changes any term of the certificate of incorporation of the surviving corporation to be effected by the merger or consolidation, or
(3) alters or changes any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holder of any class or series thereof of such corporation. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      ARTICLE IX

                                 MISCELLANEOUS

      9.01 Expenses. Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses; provided, however, that all such costs and expenses incurred in connection with the printing and mailing of the S-4 and the Proxy Statement shall be borne equally by the Buyer and the Seller.

      9.02 Survival. None of the representations, warranties, covenants and agreements of the Seller or the Buyer shall survive after the Effective Time, except for the agreements and covenants contained or referred to in Article II,
Section 5.02(b), the last sentence of Section 5.07, and Sections 5.09, 5.10,
5.12 and 5.14 hereof, and the agreements of the "affiliates" of the Seller delivered pursuant to Section 5.06, which agreements and covenants shall survive the Effective Time.

      9.03 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by prepaid registered or certified mail (return receipt requested) or by telecopy, cable, telegram or telex addressed as follows:

            (a) If to the Seller, to:
                            Evergreen Bancorp, Inc.
                            237 Glen Street
                            Glens Falls, NY 12801
                            Attention: Mr. George W.Dougan,
                                       Chairman and Chief Executive Officer
                            Facsimile No. (518) 792-4837

                with a required copy to:
                            Evergreen Bancorp, Inc.
                            237 Glen Street
                            Glens Falls, NY 12801
                            Attention: Paul A. Cardinal, Esq.,
                                       General Counsel
                            Facsimile No.: (518) 792-4837

                and
                            Arnold & Porter
                            555 Twelfth Street, N.W.
                            Washington, D.C. 20004
                            Attention: Steven Kaplan, Esq.
                            Facsimile No. (202) 942-5999

             (b) If to the Buyer, to:
                            Banknorth Group, Inc.
                            300 Financial Plaza
                            P. O. Box 5420
                            Burlington, VT 05401
                            Attention: Mr. William H. Chadwick,
                                       President and Chief Executive Officer
                            Facsimile No.: (802) 860-5437

                 with a required copy to:
                            Peabody & Brown
                            101 Federal Street
                            Boston, Massachusetts 02110
                            Attention: Kevin J. Handly, Esq.
                            Facsimile No.:  (617) 345-1300

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

      9.04 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties, and that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement except as reflected in Sections 5.09, 5.12(d) and 5.14.

      9.05 Complete Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, including the Confidentiality Agreement, the Plan of Merger, the Stock Option Agreement and the other Transaction Documents, contains the entire agreement and understanding of the parties with respect to its subject matter. Except as set forth in the Transaction Documents or in the Disclosure Schedules, there are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements (other than the Confidentiality Agreement) and understandings between the parties, both written and oral, with respect to its subject matter.

      9.06 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed to be an original and shall become effective when a counterpart has been signed by each of the parties and delivered to each of the other parties.

      9.07 Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

      9.08 Captions. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      9.09 Effect of Investigations. No investigation by the parties hereto made heretofore or hereafter, whether pursuant to this Agreement or otherwise shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation, subject, however, to Section 9.02 hereof.

      9.10 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the purposes and intents of this Agreement.

      9.11 Specific Enforceability. The parties recognize and hereby acknowledge that it is impossible to measure in money the damages that would result to a party by reason of the failure of either of the parties to perform any of the obligations imposed on it by this Agreement. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof, each party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists.

      9.12 Alternative Structure. Notwithstanding any provision of this Agreement to the contrary, the Buyer may, with the written consent of the Seller, which shall not be unreasonably withheld, elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the acquisition of the Seller and its subsidiaries set forth herein provided that (i) the federal income tax consequences of any transactions created by such modification shall not be other than those set forth in Section 6.02(d) hereof, (ii) any such modification will not jeopardize pooling of interests accounting treatment,
(iii) the consideration to be paid to the holders of the Seller Common Stock is not thereby changed in kind or reduced in amount as a result of such modification and(iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals or any other condition to the obligations of the Buyer set forth in Sections 6.01 and 6.02 hereof.

      IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

                                    BANKNORTH GROUP, INC.



                                   By: /s/ WILLIAM H. CHADWICK
                                       ----------------------------------------
                                   Name:   William H. Chadwick
                                         --------------------------------------
                                   Title: President and Chief Executive Officer

                                   [SEAL]


                                   EVERGREEN BANCORP, INC.


                                   By: /s/ GEORGE W. DOUGAN
                                       ----------------------------------------
                                   Name: George W. Dougan
                                         --------------------------------------
                                   Title: Chairman of the Board,
                                   President and Chief Executive Officer

                                    [SEAL]


EXHIBIT A

                         AGREEMENT AND PLAN OF MERGER


      AGREEMENT AND PLAN OF MERGER, dated as of July 31, 1998 (this "Plan of Merger") by and among BANKNORTH GROUP, INC., a Delaware corporation (the "Buyer"), and EVERGREEN BANCORP, INC., a Delaware corporation (the "Seller").

      This Plan of Merger is being entered into pursuant to an Affiliation Agreement and Plan of Reorganization, dated as of July 31,, 1998 (as amended and in effect from time to time, the "Agreement"), between the Buyer and the Seller.

      All capitalized terms used herein without definition are used with the meanings ascribed thereto in the Agreement.

      In consideration of the premises, and the mutual covenants and agreements herein contained, the parties hereto agree as follows:


                                   ARTICLE I

                                  THE MERGER
                                  ----------

      1.01 Surviving Corporation. In accordance with the provisions of this Plan of Merger and the Delaware General Corporation Law ("DCL"), at the Effective Time (as hereinafter defined), the Seller shall be merged with and into the Buyer (the "Merger"), and the separate corporate existence of the Seller shall cease. The Buyer shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware.

      1.02 Purposes of Surviving Corporation. As of the Effective Time, the purposes of the Surviving Corporation shall be as stated in the Certificate of Incorporation of the Buyer immediately prior to the Effective Time.

      1.03 Authorized Capital Stock of Surviving Corporation. As of the Effective Time, the Surviving Corporation shall be authorized to issue that number of shares of $1.00 par value voting common stock which the Buyer is authorized to issue immediately prior to the Effective Time.

      1.04 Description of Classes of Stock. As of the Effective Time, each class or series of capital stock of the Surviving Corporation shall have the same preferences, voting powers, qualifications, special or relative rights or privileges as such class or series of capital stock of the Buyer possessed immediately prior to the Effective Time.

      1.05  Effect of the Merger.

            (a) Upon the Effective Time, the separate existence of the Seller shall cease and the Seller shall be merged into the Surviving Corporation, and the Surviving Corporation shall thenceforth possess all the rights, privileges, powers and franchises as well of a public as of a private nature, and shall be subject to all the restrictions, disabilities and duties of each of the Buyer and the Seller; and all and singular, the rights, privileges, power and franchises of each of the Buyer and the Seller, and all property, real, personal and mixed, and all debts due to either the Buyer or the Seller on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Buyer and the Seller shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Buyer or the Seller, and the title to any real estate vested by deed or otherwise in either of the Buyer or the Seller shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of either of the Buyer or the Seller shall be preserved unimpaired, and all debts, liabilities and duties of each of the Buyer and the Seller respectively shall thenceforth attach to the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

            (b) Upon the Effective Time, any action or proceeding, whether civil, criminal or administrative, pending by or against the Buyer of the Seller shall be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in such action or proceeding.

      1.06 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Seller acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or to otherwise carry out this Plan of Merger, the officers and directors of the Surviving Corporation shall and will be authorized to execute and deliver, in the name and on behalf of the Seller or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Seller or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or to otherwise carry out this Plan of Merger.

      1.07 Certificate of Incorporation.. At the Effective Time, the Certificate of Incorporation of the Buyer, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation and the By-Laws of the Buyer, as in effect at the Effective Time, shall be the By-Laws of the Surviving Corporation and shall thereafter continue to be its Certificate of Incorporation and By-Laws until amended as provided therein or by law.

      1.08 Directors and Officers. At the Effective Time, the Board of Directors of the Surviving Corporation shall consist of those persons comprising the Board of Directors of the Buyer prior to the Effective Time and those individuals named in Section 5.09 of the Agreement, each to hold office in accordance with Section 5.09 of the Agreement and the Certificate of Incorporation and By-Laws of the Surviving Corporation. The officers of the Buyer immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

      1.09 Effective Time; Conditions. If all of the conditions precedent set forth in Article VI of the Agreement have been satisfied or waived, and this Plan of Merger is not terminated under Section 3.01 hereof, Certificate of Merger with respect to the Merger shall be prepared by the Buyer and the Seller and filed and recorded pursuant to Section 251 of the DCL (the "Certificate of Merger"). The Merger shall become effective at, and the Effective Time shall be, the date and time specified in the Certificate of Merger which shall be not later than the next business day after the filing of the Certificate of Merger (such date and time is herein referred to as the "Effective Time").


                                  ARTICLE II

                             CONVERSION OF SHARES
                             --------------------

      2.01  Effect on Outstanding Shares.

            (a) Seller Common Stock. (i) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of common stock of the Seller, par value $3.33 1/3 per share ("Seller Common Stock"), issued and outstanding immediately prior to the Effective Time (other than any such shares held directly or indirectly by the Buyer, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and any such shares held as treasury stock by the Seller) together with that number of Seller rights issued pursuant to the Seller Rights Agreement associated therewith, shall become and be converted into 0.90 shares of the common stock of the Buyer, par value $1.00 per share ("Buyer Common Stock"), together with that number of Buyer rights issued pursuant to the Buyer Rights Agreement associated therewith; provided, however, that in the event that the Buyer has exercised its option to deliver additional shares of its Common Stock pursuant to the last paragraph of Section 8.01(f) of the Agreement, Seller's Common Stock shall be converted into such number of shares of the Common Stock of the Buyer, par value $1.00 per share, as provided in said Section of the Agreement. The number of shares of Buyer Common Stock into which each share of Seller Common Stock shall be converted is hereinafter called the "Conversion Number."

            (ii) As of the Effective Time, each share of Seller Common Stock held either directly or indirectly by the Buyer (other than in a fiduciary capacity) or as treasury stock of the Seller shall be cancelled, retired and cease to exist, and no payment shall be made with respect thereto. Each certificate which immediately prior to the Effective Time represented outstanding shares of Seller Common Stock shall on and after the Effective Time be deemed for all purposes to represent the number of shares of Buyer Common Stock into which the shares of Seller Common Stock represented by such certificate shall have been converted pursuant to this Section 2.01.

      2.02 Anti-Dilution. In the event that, subsequent to the date of this Plan of Merger but prior to the Effective Time, the outstanding shares of Buyer Common Stock or Seller Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in the Buyer's or the Seller's capitalization, other than pursuant to the Agreement, as the case may be (a "Recapitalization"), then an appropriate and proportionate adjustment shall be made to the Conversion Number so that each holder of Seller Common Stock shall receive under Section 2.01 hereof the number of shares of Buyer Common Stock (except for fractional shares) that such holder would have held immediately following the Recapitalization if the Merger had occurred immediately prior to the Recapitalization or the record date therefor, as applicable. For purposes of this Section 2.02, in no event shall the issuance of shares or securities by the Buyer in connection with the Buyer acquiring directly or indirectly the stock or assets of any corporation, bank or other entity be deemed to be a "Recapitalization. "

      2.03  Procedures.

            (a) Certificates which represent shares of Seller Common Stock that are outstanding immediately prior to the Effective Time (a "Certificate") and are converted into shares of Buyer Common Stock pursuant to this Article II shall, after the Effective Time, be deemed to represent shares of Buyer Common Stock into which such shares have been converted and shall be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for new certificates representing the shares of Buyer Common Stock into which such shares have been converted.

            (b) As promptly as practicable after the Effective Time, the Exchange Agent shall send to each holder of record of shares of Seller Common Stock outstanding at the Effective Time transmittal materials (which shall be reviewed with the Seller's counsel prior to the Effective
      Time) for use in exchanging the Certificates for such shares for certificates for shares of Buyer Common Stock into which such shares of Seller Common Stock have been converted pursuant to this Article II. Upon surrender of a Certificate, together with a duly executed letter of transmittal and any other required documents, the holder of such Certificate shall be entitled to receive, in exchange therefor, a certificate for the number of Shares of Buyer Common Stock to which such holder is entitled pursuant to Section 2.01(b) hereof, and such Certificate shall forthwith be cancelled. No dividend or other distribution payable after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate, at which time such holder shall receive all dividends and distributions, without interest thereon, previously payable but withheld from such holder pursuant hereto. After the Effective Time, there shall be no transfers on the stock transfer books of the Seller of shares of Seller Common Stock which were issued and outstanding at the Effective Time and converted pursuant to the provisions of this Article II. If, after the Effective Time, Certificates are presented for transfer to the Seller, they shall be cancelled and exchanged for the shares of Buyer Common Stock deliverable in respect thereof as determined in accordance with the provisions and procedures set forth in this Article II.

            (c) In lieu of the issuance of fractional shares of Buyer Common Stock pursuant to Sections 2.01 of this Plan of Merger, cash adjustments, without interest, will be paid to the holders of Seller Common Stock in respect of any fractional share that would otherwise be issuable and the amount of such cash adjustment shall be equal to an amount in cash determined by multiplying such holder's fractional interest by the "Average Price" of a share of Buyer Common Stock (rounded up to the nearest cent). The "Average Price" of a share of Buyer Common Stock shall be the average of the last sale prices thereof as reported on the National Association of Securities Dealers Automated Quotation system over the ten (10) consecutive trading day period immediately preceding the date on which the Effective Time occurs. For purposes of determining whether, and in what amounts, a particular holder of Seller Common Stock would be entitled to receive cash adjustments under this Section 2.03(c), shares of record held by such holder and represented by two or more Certificates shall be aggregated.

            (d) After the Effective Time, holders of Certificates of Seller Common Stock shall cease to be, and shall have no rights as, stockholders of the Seller, other than to receive shares of Buyer Common Stock into which such shares have been converted and, if applicable, fractional share payments pursuant to the provisions hereof.

            (e) Notwithstanding the foregoing, neither the Buyer nor the Seller nor any other person shall be liable to any former holder of shares of Seller Common Stock for any shares or any dividends or distributions with respect thereto properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

            (f) In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed, and the receipt by the Buyer of appropriate and customary indemnification, the Buyer will issue in exchange for such lost, stolen or destroyed Certificate shares of Buyer Common Stock and the fractional share payment, if any, deliverable in respect thereof as determined in accordance with this Article II.

            (g) If any certificate representing shares of Buyer Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered; it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer (including, but not limited to, that the signature of the transferor shall be properly guaranteed by a commercial bank, trust company, member firm of the NASD or other eligible guarantor institution), and that the person requesting such exchange shall pay to the Exchange Agent (as such term is defined in Section 4.01 hereof) in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      2.04 Conversion of Options. Each stock option (other than the Seller Option) issued by the Seller to a third party, whether or not currently exercisable, which entitles such third party to purchase Seller Common Stock, and which is outstanding and unexercised immediately prior to the Effective Time, shall be converted into an option to purchase shares of Buyer Common Stock, and the Buyer shall assume each such option in accordance with the terms of the Seller stock option plan under which it was granted and the stock option or other agreement by which it is evidenced, with the following terms:

            (a) The number of shares of Buyer Common Stock shall be equal to the product of the number of shares of Seller Common Stock previously subject thereto and the Conversion Number, rounded down to the nearest whole share; and

            (b) The exercise price per share of Buyer Common Stock shall be equal to the exercise price per share of Seller Common Stock previously subject thereto divided by the Conversion Number, rounded up to the nearest cent; and

            (c) The duration and other terms of such Stock Option shall be unchanged except that all references to the Seller shall be deemed to be references to the Buyer; and

            (d) The Buyer shall assume the option as contemplated by Section 424(a) of the Code; and

            (e) With respect to any stock option on Seller's Common Stock which is an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the Buyer shall take such actions (other than delaying the date the options on Buyer Common Stock become exercisable beyond the date on which such options would otherwise become exercisable pursuant to the relevant Seller Stock Plan) as may be necessary or appropriate to cause such option, upon being converted to an option on Buyer Common Stock, to remain such an incentive stock option.


                                  ARTICLE III

                           AMENDMENT AND TERMINATION
                           -------------------------

      3.01 Termination. Notwithstanding the approval and adoption of this Plan of Merger by the stockholders of the Seller, the Buyer and the Merger Subsidiary, this Plan of Merger shall terminate forthwith in the event that the Agreement shall be terminated as therein provided. In the event of the termination of this Plan of Merger as provided above, this Plan of Merger shall forthwith become null and void and there shall be no liability on the part of any of the parties hereto except as otherwise provided in the Agreement.

      3.02 Amendment. This Plan of Merger shall not be amended except by an instrument in writing signed on behalf of each of the parties hereto pursuant to an amendment to the Agreement approved in the manner therein provided. If any such amendment to the Agreement is so approved, any amendment to this Plan of Merger required by such amendment to the Agreement shall be effected by the parties hereto by action taken by their respective Boards of Directors.


                                  ARTICLE IV

                                 MISCELLANEOUS
                                 -------------

      4.01 Exchange Agent. Prior to the Effective Time, the Buyer shall appoint an agent for the purpose of exchanging certificates representing shares of Buyer Common Stock for Certificates representing shares of Seller Common Stock (the "Exchange Agent"), and the Buyer shall issue and deliver to the Exchange Agent certificates representing shares of Buyer Common Stock and shall pay to the Exchange Agent such amounts of cash as shall be required to be delivered to holders of shares of Seller Common Stock in lieu of fractional shares of Buyer Common Stock, pursuant to Article II of this Plan of Merger.

      4.02 Counterparts. This Plan of Merger may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties.

      4.03 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

      IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be duly executed and delivered as a sealed instrument as of the date first above written.


                                       BANKNORTH GROUP, INC.


                                       By:
                                           ------------------------------------
                                           President


                                       By:
                                           ------------------------------------
                                           Treasurer


                                       EVERGREEN BANCORP, INC.


                                       By:
                                           ------------------------------------
                                           President


                                       By:
                                           ------------------------------------
                                           Treasurer


EXHIBIT B-1


             Form of Buyer Affiliate Letter Addressed to Seller



                                        July 31, 1998

Evergreen Bancorp, Inc.
237 Glen Street
Glens Falls, NY 12801

Ladies and Gentlemen:

      I have been advised that as of the date hereof I may be deemed to be an "affiliate" of BANKNORTH GROUP, INC., a Delaware corporation ("Buyer"), as the term "affiliate" is used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Securities and Exchange Commission (the "Commission"). I have been further advised that pursuant to the terms of the Affiliation Agreement and Plan of Reorganization and Agreement and Plan of Merger dated as of July 31, 1998 (together, the "Merger Agreement"), between Buyer and EVERGREEN BANCORP, INC., a Delaware corporation ("Seller"), Seller will be merged with and into Buyer.

      I represent to and covenant with Buyer that from the date that is thirty (30) days prior to the Effective Time (as defined in the Merger Agreement) I will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, shares of Buyer Common Stock (as defined in the Merger Agreement) held by me until after such time as results covering at least thirty (30) days of combined operations of Buyer and Seller have been published by Buyer, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes the results of at least 30 days of combined operations.

                                        Very truly yours,


                                        By:
                                            ----------------------------------
                                            Name:

Accepted this ____ day of
____________, 199__, by


EVERGREEN BANCORP, INC.


By:
    --------------------------------
    Name:
    Title:


EXHIBIT B-2


             Form of Seller Affiliate Letter Addressed to Buyer


                                                                 July 31, 1998


Banknorth Group, Inc.
300 Financial Plaza
Burlington, VT 05401

Ladies and Gentlemen:

      I have been advised that as of the date hereof I may be deemed to be an "affiliate" of EVERGREEN BANCORP, INC., a Delaware corporation ("Seller"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. I have been further advised that pursuant to the terms of the Affiliation Agreement and Plan of Reorganization and Agreement and Plan of Merger dated as of July 31, 1998 (together, the "Merger Agreement"), between BANKNORTH GROUP, INC., a Delaware corporation ("Buyer") and Seller, Seller will be merged with and into Buyer (the "Merger"), and that as a result of the Merger, I may receive shares of Buyer Common Stock (as defined in the Merger Agreement) in exchange for shares of Seller Common Stock (as defined in the Merger Agreement), owned by me.

      I represent, warrant and covenant to Buyer that in the event I receive any Buyer Common Stock pursuant to the Merger:

      1. I shall not make any sale, transfer or other disposition of the Buyer Common Stock in violation of the Act or the Rules and Regulations.

      2. I have carefully read this letter and the Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Buyer Common Stock to the extent I believed necessary, with my counsel or counsel for Seller.

      3. I have been advised that the issuance of Buyer Common Stock to me pursuant to the Merger has been or will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, at the time the Merger is or was submitted for a vote of the stockholders of Buyer, I may be deemed to be or to have been an affiliate of Seller and the distribution by me of the Buyer Common Stock will not have been registered under the Act. I agree that I will not sell, transfer or otherwise dispose of Buyer Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Buyer, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

      4. I understand that Buyer is under no obligation to register the sale, transfer or other disposition of the Buyer Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

      5. I also understand that stop transfer instructions will be given to Buyer's transfer agents with respect to the Buyer Common Stock and that there will be placed on the certificates for the Buyer Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

          "The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may be sold or otherwise transferred only in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration."

      6. I also understand that unless the transfer by me of my Buyer Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Buyer reserves the right to put the following legend on the certificates issued to my transferee:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

      It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the legend set forth in paragraphs 5 or 6, as the case may be, above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer of restrictions shall be lifted forthwith, if (i) any such shares of Buyer Common Stock shall have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Buyer Common Stock are sold in accordance with the provisions of paragraphs (c),
(e), (f) and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time an affiliate of Buyer and have been the beneficial owner of the Buyer Common Stock for at least two years (or such other period as may be prescribed by the Securities Act and the rules and regulations promulgated thereunder), and Buyer has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of Buyer and have been the beneficial owner of the Buyer Common Stock for at least three years (or such period as may be prescribed by the Securities Act and the rules and regulations promulgated thereunder), or (v) Buyer shall have received a letter from the staff of the Commission, or an opinion of counsel reasonably acceptable to Buyer, to the effect that the stock transfer restrictions and the legend are not required.

      I further represent to and covenant with Buyer that from the date that is thirty (30) days prior to the Effective Time (as defined in the Merger Agreement) I will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, shares of Seller Common Stock held by me and that I will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, any shares of Buyer Common Stock received by me in the Merger or other shares of Buyer Common Stock until after such time as results covering at least thirty (30) days of combined operations of Buyer and Seller have been published by Buyer, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes the results of at least 30 days of combined operations.

                                       Very truly yours,



                                       By:
                                           ----------------------------------
                                           Name:


Accepted this ___ day of

________________, 199__, by


BANKNORTH GROUP, INC.



By:
    --------------------------------
    Name:
    Title:


EXHIBIT C


                            STOCK OPTION AGREEMENT


      STOCK OPTION AGREEMENT, dated as of July 31, 1998, between EVERGREEN BANCORP, INC., a Delaware corporation (the "Issuer") and BANKNORTH GROUP, INC., a Delaware corporation (the "Grantee").

      WHEREAS, the Grantee and the Issuer are entering into an Affiliation Agreement and Plan of Reorganization of even date herewith (as amended and in effect from time to time, the "Acquisition Agreement"), which agreement is being executed by the parties thereto simultaneously with this Agreement; and

      WHEREAS, as a condition to the Grantee's entry into the Acquisition Agreement and in consideration for such entry, the Issuer has agreed to grant the Grantee the Option (as hereinafter defined);

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Acquisition Agreement, the parties hereto agree as follows:

      1. (a) The Issuer hereby grants to the Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 1,888,923 fully paid and nonassessable shares (the "Option Shares") of common stock, par value $3.33 1/3 per share, of the Issuer ("Common Stock") at a price of $27.75 per share (the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth provided that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock (without giving effect to any shares of Common Stock issued pursuant to the Option) less the number of shares previously issued pursuant to exercise of the Option.

      (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to exercise of the Option pursuant to this Agreement or as contemplated by Section 5(a) of this Agreement), including, without limitation, pursuant to stock option or other employee plans or as a result of the exercise of conversion rights, the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section l(b) or elsewhere in this Agreement shall be deemed to authorize the Issuer or the Grantee to breach any provision of the Acquisition Agreement.

      2. (a) The Holder (as such term is defined in paragraph (c) below) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as defined in paragraph (e) below) and a Subsequent Triggering Event (as defined in paragraph (f) below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined in paragraph (b) below), provided that the Holder shall have sent the written notice of such exercise (as provided in paragraph (h) of this Section 2) within thirty (30) days following such Subsequent Triggering Event and prior to the Exercise Termination Event.

      (b)  The term "Exercise Termination Event" shall mean the earliest of
(i) the Effective Time of the Merger, (ii) any termination of the Acquisition Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, and (iii) in the event of any termination of the Acquisition Agreement in accordance with the provisions thereof after the occurrence of an Initial Triggering Event, the passage of twelve (12) months after such termination. Notwithstanding the termination of the Option, the Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in whole or in part prior to the termination of the Option.

      (c)  The term "Holder" shall mean the holder or holders of the Option.

      (d) The term "Schedule 13G Investor" shall mean any person holding voting securities of the Issuer eligible to report the beneficial ownership of such securities on Schedule 13G pursuant to the provisions of Rule 13d-1 under the Exchange Act.

      (e) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

            (i) The Issuer or any subsidiary of the Issuer, without having received the Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any Person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than the Grantee or any subsidiary of the Grantee, or, without the consent of the Grantee the Board of Directors of the Issuer shall have approved an Acquisition Transaction or recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than as contemplated by the Acquisition Agreement. For purposes of this Agreement, the term "Acquisition Transaction" shall mean (A) a merger or consolidation, or any similar transaction, with the Issuer or any Significant Subsidiary of the Issuer, or any subsidiary of the Issuer which, after such transaction, would be a Significant Subsidiary of the Issuer, (B) a purchase, lease or other acquisition of all or substantially all of the assets of the Issuer or any Significant Subsidiary of the Issuer or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing ten percent (10%) or more of the voting power of the Issuer or any Significant Subsidiary of the Issuer;

            (ii) The stockholders of the Issuer shall not have approved the Acquisition Agreement at the meeting of such stockholders held for the purpose of voting on the Acquisition Agreement, such meeting shall not have been held or shall have been canceled prior to the termination of the Acquisition Agreement, or the Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to the Grantee the recommendation of the Issuer's Board of Directors with respect to the Acquisition Agreement, in each case after (A), any Person, other than the Grantee or any subsidiary of the Grantee or the Issuer in a fiduciary capacity, and other than a Schedule 13G Investor, shall have acquired beneficial ownership (as hereinafter defined) or the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock if such Person owned beneficially less than ten percent (10%) of the outstanding shares of Common Stock on the date of this Agreement, or any Person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of Common Stock if such Person owned beneficially ten percent (10%) or more of the outstanding shares of Common Stock on the date of this Agreement (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and in the rules and regulations thereunder); (B), any Person, other than the Grantee or any subsidiary of the Grantee, shall have made a bona-fide proposal to the Issuer or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; or (C), any Person other than the Grantee or any Subsidiary of the Grantee, other than in connection with a transaction to which the Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

            (iii) After any Person other than the Grantee or any subsidiary of the Grantee has made a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction, the Issuer shall have breached any covenant or obligation contained in the Acquisition Agreement and such breach (A) would entitle the Grantee to terminate the Acquisition Agreement and (B) shall not have been remedied prior to the Notice Date (as defined in paragraph (h) below); or

            (iv) Any person (other than Grantee or any Subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively).

      (f) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

            (i) The acquisition by any Person (other than a Schedule 13G Investor) of beneficial ownership of twenty-five percent (25%) or more of the then outstanding Common Stock; or

            (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) of paragraph (e) of this Section 2, except that the percentage referenced in clause (C) thereof shall be twenty-five percent (25%) in lieu of ten percent (10%).

      (g) The Issuer shall notify the Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by the Issuer shall not be a condition to the right of the Holder to exercise the Option.

      (h) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to the Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three (3) business days nor later than sixty
(60) business days from the Notice Date for the closing of such purchase (the "Closing"); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. The term "business day" for purposes of this Agreement means any day, excluding Saturdays, Sundays and any other day that is a legal holiday in the State of New York or a day on which banking institutions in the State of New York are authorized by law or executive order to close.

      (i) At the Closing, the Holder shall pay to the Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by the Issuer, provided that failure or refusal of the Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

      (j) At such Closing, simultaneously with the delivery of immediately available funds as provided in paragraph (i) above, the Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to the Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

      (k) Certificates for the Common Stock delivered at a Closing hereunder may (in the sole discretion of the Issuer) be endorsed with a restrictive legend that shall read substantially as follows:

           "THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTION PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF JULY 31, 1998 A COPY OF WHICH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificates without such legend if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such legend. In addition, such certificates shall bear any other legend as may be required by law.

      (l) Upon the giving by the Holder to the Issuer of the written notice of exercise of the Option provided for under paragraph (h) above, the tender of the applicable purchase price in immediately available funds and the tender of a copy of this Agreement to the Issuer, such Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Issuer shall pay any and all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

      3. The Issuer agrees (a) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without requiring the Issuer's stockholders to approve an increase in the number of authorized shares of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock, (b) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, (c) promptly to take all action as may from time to time be required (including without limitation (A) complying with all premerger notification, reporting and waiting period requirements and (B) cooperating fully with any Holders in preparing any applications or notices required under the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978, as amended, or any state banking law), in order to permit such Holders to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto, and (d) promptly to take all action provided herein to protect the rights of any Holders against dilution.

      4. This Agreement (and the Option granted hereby) is exchangeable, without expense, at the option of each Holder, upon presentation and surrender of this Agreement at the principal office of the Issuer, for other Agreements providing for Options of different denominations entitling the Holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute for all purposes and under all circumstances a contractual obligation on the part of the Issuer, whether or not this Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

      5. In addition to the adjustment in the number of Option Shares pursuant to Section 1 of this Agreement, the number of Option Shares shall be subject to adjustment from time to time as provided in this Section 5.

            (a) (i) In the event of any change in the shares of Common Stock by reason of stock dividend, split up, merger, recapitalization, subdivision, conversion, combination, exchange of shares or similar transaction, the type and number of Option Shares, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that the Grantee shall receive upon exercise of the Option the number and class of shares or other securities or property that the Grantee would have held immediately after such event if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

            (ii) The Issuer may make such increases in the number of Option Shares, in addition to those required under subparagraph (a)(i) above, as shall be determined by its Board of Directors to be advisable in order to avoid taxation, so far as practicable, of any dividend of stock or stock rights or any event treated as such for federal income tax purposes to the recipients.

            (b) Whenever the number of Option Shares (or other securities) purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of Option Shares prior to the adjustment and the denominator of which is equal to the number of Option Shares (or other securities) purchasable after the adjustment.

      6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within thirty (30) days of such Subsequent Triggering Event (whether on the Grantor's own behalf or on the behalf of any subsequent Holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current, with respect to the Option and the Option Shares, a "shelf" registration statement under Rule 415 of the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares under any applicable state securities laws. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect sales or other dispositions of Option Shares. Grantee shall have the right to demand two such registrations. Any registration statement prepared and filed under this Section 6, and any sales covered thereby, shall be at Issuer's expense, except for underwriting discounts or commissions, broker's fees and expenses and the fees and disbursements of Grantee's counsel related thereto. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Option or Option Shares would interfere with the successful marketing of the shares represented by the Option the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that if such reduction occurs, the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer.

      7. (a) Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, (i) at the request of any Holder, delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the greater of
(1) $7,500,000 and (2) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised, plus, to the extent not previously reimbursed, the Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of the Grantee's rights under, the Acquisition Agreement, including without limitation legal, accounting and investment banking fees (the "Grantee's Out-of-Pocket Expenses"), and (ii) at the request of any owner of Option Shares from time to time (the "Owner"), delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase such number of the Option Shares from such Owner as the Owner shall designate at a price per share ("Option Share Repurchase Price") equal to the greater of
(A) the market/offer price and (B) the average exercise price per share paid by the Owner for the Option Shares so designated, plus, to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses. The term "market/offer price" shall mean the highest of (w) the price per share of the Common Stock at which a tender offer or exchange offer therefor has been made,
(x) the price per share of the Common Stock to be paid by any Person, other than the Grantee or a subsidiary of the Grantee, pursuant to an agreement with the Issuer, (y) the highest closing price for shares of Common Stock within the six (6) month period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (z) in the event of a sale of all or substantially all of the Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of the Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer.

      (b) Each Holder and Owner, as the case may be, may exercise its right to require the Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to the Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that such Holder or Owner elects to require the Issuer to repurchase this Option and/or Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within ten (10) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, the Issuer shall deliver or cause to be delivered to each Holder the Option Repurchase Price and/or to each Owner the Option Share Repurchase Price therefor or the portion thereof that the Issuer is not then prohibited under applicable law and regulation from so delivering.

      (c) To the extent that the Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Option and/or the Option Shares in full, the Issuer shall immediately so notify each Holder and/or each Owner and thereafter deliver or cause to be delivered, from time to time, to such Holder and/or Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within ten (10) business days after the date on which the Issuer is no longer so prohibited; provided, however, that if the Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to any Holder and/or Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in part or in full (and the Issuer hereby undertakes to use its best efforts to receive any required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), such Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon the Issuer shall promptly (i) deliver to such Holder and/or Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that the Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to such Holder, a new Stock Option Agreement evidencing the right of such Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to such Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

      8. (a) In the event that prior to an Exercise Termination Event, the Issuer shall enter into an agreement (i) to consolidate with or merge into any Person, other than the Grantee or one of the Grantee's subsidiaries, and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than the Grantee or one of its subsidiaries, to merge into the Issuer and the Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or the then outstanding shares of Common Stock shall, after such merger, represent less than fifty percent (50%) of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than the Grantee or one of the Grantee's subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (A) the Acquiring Corporation (as defined in paragraph (b) below) or (B) any Person that controls the Acquiring Corporation.

      (b) The following terms have the meanings indicated:

            (i) The term "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with the Issuer (if other than the Issuer), (B) the Issuer in a merger in which the Issuer is the continuing or surviving Person, and (C) the transferee of all or substantially all of the Issuer's assets.

            (ii) The term "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

            (iii) The term "Assigned Value" shall mean the "market/offer price," as defined in paragraph (a) of Section 7 hereof.

            (iv) The term "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one (1) year period immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale, provided that if the Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Person merging into the Issuer or by any company which controls such Person, as the Holder may elect.

      (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall, to the extent legally permissible, be as similar as possible to, and in no event less advantageous to the Holder than, the terms of the Option. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

      (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock as is equal to (i) the product of (A) the Assigned Value and (B) the number of shares of Common Stock for which the Option is then exercisable, divided by (ii) the Average Price. The exercise price of the Substitute Option per share of the Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of Option Shares and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

      (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option (without giving effect to any shares of Substitute Common Stock issued pursuant to the Substitute Option) less the number of shares previously issued pursuant to the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this paragraph
(e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to the Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this paragraph (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this paragraph (e). The difference in value shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be.

      (f) The Issuer shall not enter into any transaction described in paragraph (a) of this Section 8 unless the Acquiring Corporation and any Person that controls the Acquiring Corporation shall have assumed in writing all the obligations of the Issuer hereunder.

      9. (a) At the written request of the holder of the Substitute Option (the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of the Substitute Common Stock for which the Substitute Option may then be exercised, plus to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses, and at the request of each owner (the "Substitute Share Owner") of shares of the Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price per share (the "Substitute Share Repurchase Price") equal to the greater of (A) the Highest Closing Price and (B) the average exercise price per share paid by the Substitute Share Owner for the Substitute Shares so designated, plus, to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses. The term "Highest Closing Price" shall mean the highest closing price for shares of the Substitute Common Stock within the six (6) month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

      (b) Each Substitute Option Holder and Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that such Substitute Option Holder or Substitute Share Owner elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five (5) business days after the surrender of the Substitute Option and/or the certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor, or the portion(s) thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

      (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Substitute Option and/or the Substitute Shares in full, the Substitute Option Issuer shall immediately so notify each Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited, provided, however, that if the Substitute Option Issuer is, at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in part or in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing.

      10. The thirty (30) day period for exercise of certain rights under Sections 2, 6, 7 and 12 hereof shall be extended in each such case: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise, provided that notice of intent to exercise such rights shall be given to the Issuer within the requisite thirty (30) day period and the Grantee and the Holders shall use their best efforts to promptly obtain all requisite approvals and cause the expiration of all requisite waiting periods.

      11.  The Issuer hereby represents and warrants to the Grantee as follows:

      (a) The Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Issuer and no other corporate proceedings on the part of the Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Issuer. This Agreement is the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with its respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

      (b) The Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

      12. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other Person, whether by operation of law or otherwise, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, the Grantee may, subject to the right of first refusal set forth in Section 13, assign, transfer or sell in whole or in part its rights and obligations hereunder within thirty (30) days following such Subsequent Triggering Event (or such later period as provided in Section 10); provided, however, that in the event the Grantee sells, assigns or transfers all or a portion of the Option to other Holders as permitted by this Agreement, the Grantee may exercise its rights hereunder on behalf of itself and such Holders.

      13. If at any time after the occurrence of a Subsequent Triggering Event and, with respect to shares of Common Stock or other securities acquired by the Grantee pursuant to an exercise of the Option, prior to the expiration of twenty-four (24) months after the expiration of the Option pursuant to Section 2(b), the Grantee shall desire to sell, assign, transfer or otherwise dispose of the Option, in whole or in part, or all or any of the shares of Common Stock or other securities acquired by the Grantee pursuant to the Option, the Grantee shall give the Issuer written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, accompanied by a copy of a binding offer to purchase the Option or such shares or other securities signed by such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by the Grantee to the Issuer, which may be accepted within ten (10) business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which the Grantee is proposing to transfer the Option or such shares or other securities to such transferee. The purchase of the Option or such shares or other securities by the Issuer shall be settled within five (5) business days of the date of the acceptance of the offer and the purchase price shall be paid to the Grantee in immediately available funds, provided that, if prior notification to or approval, consent or waiver of the Federal Reserve Board or any other regulatory authority is required in connection with such purchase, the Issuer shall promptly file the required notice or application for approval, consent or waiver and shall expeditiously process the same (and the Grantee shall cooperate with the Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (a) the required notification period has expired or been terminated or (b) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of the failure or refusal of the Issuer to purchase the Option or the shares or other securities, as the case may be, covered by an Offeror's Notice or if the Federal Reserve Board or any other regulatory authority disapproves the Issuer's proposed purchase of the Option or such shares or other securities, the Grantee may, within sixty (60) days following the date of the Offeror's Notice (subject to any necessary extension for regulatory notification, approval, or waiting periods), sell all, but not less than all, of the portion of the Option (which may be one hundred percent (100%)) or such shares or other securities, as the case may be, proposed to be transferred to the proposed transferee identified in the Offeror's Notice at no less than the price specified and on terms no more favorable to the proposed transferee than those set forth in the Offeror's Notice. The requirements of this Section 13 shall not apply to (i) any disposition of the Option or any shares of Common Stock or other securities by a Person to whom the Grantee has assigned its rights under the Option with the prior written consent of the Issuer, (ii) any sale by means of a public offering in which steps are taken to reasonably ensure that no purchaser will acquire securities representing more than two percent (2%) of the outstanding shares of Common Stock of the Issuer or (iii) any transfer to a direct or indirect wholly-owned subsidiary of the Grantee which agrees in writing to be bound by the terms hereof.

      14. Each of the Grantee and the Issuer will use all reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, for approval to acquire the shares issuable hereunder.

      15. (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed $15,000,000 million and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to the Issuer for cancellation Option Shares previously purchased by the Grantee, (iii) pay cash to the Issuer, or (iv) any combination thereof, so that the Grantee's actually realized Total Profit shall not exceed $15,000,000 million after taking into account the foregoing actions.

      (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $15,000,000 million; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

      (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of (i)(x) the net cash amounts receive by the Grantee pursuant to the sale of shares of Common Stock purchased pursuant to the exercise of the Option (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price of such shares, plus (ii) any amounts received by the Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party.

      (d) As used herein, the term "Notional Total Profit" with respect to any number of shares as to which the Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of such proposed exercise assuming that this were exercised on such date for such number of shares and assuming that such shares, together with all other shares of Common Stock purchased pursuant to the Option and held by the Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

      16. Notwithstanding anything to the contrary herein, in the event that the Holder or the Owner or any Related Person thereof (as hereinafter defined) is a Person making an offer or proposal to engage in an Acquisition Transaction (other than the transaction contemplated by the Acquisition Agreement), then
(a) in the case of a Holder or any Related Person thereof, the Option held by it shall immediately terminate and be of no further force or effect, and (b) in the case of an Owner or any Related Person thereof, the Option Shares held by it shall be immediately repurchasable by the Issuer at the Option Price. For purposes of this Agreement, a "Related Person" of a Holder or Owner means any Affiliate (as defined in Rule 12b-2 of the rules and regulations under the Exchange Act) of the Holder or the Owner and any Person that is required to file a Schedule 13D with the Holder or the Owner with respect to shares of Common Stock or options to acquire the Common Stock.

      17. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

      18. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or the Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Sections 1(b) or 5 hereof), it is the express intention of the Issuer to allow the Holder to acquire or to require the Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

      19. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in Person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Acquisition Agreement.

      20. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      21. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      22. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

      23. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

      24. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Acquisition Agreement.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed [as a sealed instrument] on its behalf by its officers thereunder duly authorized, all as of the day and year first above written.


                                        EVERGREEN BANCORP, INC.


                                        By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                        BANKNORTH GROUP, INC.


                                        By:
                                           ------------------------------------
                                           Name:
                                           Title:


EXHIBIT D


                                        July 31, 1998


William H. Chadwick
President and Chief Executive Officer
Banknorth Group, Inc.
300 Financial Plaza
Burlington, VT 05401


Dear Mr. Chadwick:

      The undersigned (the "Stockholder") owns and has sole voting power with respect to the number of shares of the common stock, par value $3.33 1/3 per share (the "Shares"), of Evergreen Bancorp, Inc., a Delaware corporation (the "Seller"), indicated opposite the Stockholder's name on
Schedule 1 attached hereto.

      Simultaneously with the execution of this letter agreement, Banknorth Group, Inc.. (the "Buyer") and the Seller are entering into an Affiliation Agreement and Plan of Reorganization (as amended and in effect from time to time, the "Acquisition Agreement") providing, among other things, for the acquisition of the Seller by the Buyer (the "Acquisition").

      In consideration of, and as a condition to, the Buyer's entering into the Acquisition Agreement, the Stockholder and the Buyer agree as follows:

      1. The Stockholder, while this letter agreement is in effect, shall vote or cause to be voted all of the Shares, as well as any other shares of common stock of Seller of which the Stockholder acquires beneficial ownership and sole voting power, whether pursuant to the exercise of stock options or otherwise, as long as such shares are owned by the Stockholder as of the record date for the special meeting of the Seller's stockholders to be called and held following the date hereof, for the approval of the Acquisition Agreement and the Acquisition and shall vote or cause to be voted all such shares, at such special meeting or any other meeting of the Seller's stockholders following the date hereof, against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of the Seller or any of its subsidiaries with any person or entity other than the Buyer, or any subsidiary of the Buyer.

      2. The agreements contained herein are intended to relate to restrictions on voting and to continue only for such time as may reasonably be necessary to obtain all necessary approvals, including shareholder approval and all necessary governmental approvals, of the Acquisition and all other transactions contemplated by the Acquisition Agreement.

      3. Notwithstanding anything herein to the contrary, the agreements contained herein shall remain in full force and effect until the earlier of
(a) the consummation of the Acquisition or (b) the termination of the Acquisition Agreement in accordance with Article VIII thereof.

      4. The Stockholder has signed this letter agreement intending to be bound thereby. The Stockholder expressly agrees that this letter agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Stockholder. All of the covenants and agreements contained in this letter agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

      5. This letter agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

      6. This letter agreement is deemed to be signed as a sealed instrument and is to be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

      If the foregoing accurately reflects your understanding of the subject matter intended to be contained herein, please confirm our agreement by signing this letter where indicated below.


                                         Very truly yours,


                                         ------------------------------------

                                         ------------------------------------


AGREED TO AND ACCEPTED AS
OF THE DATE FIRST ABOVE WRITTEN

BANKNORTH GROUP, INC.

By:
    -------------------------------------
    William H. Chadwick
    President and Chief Executive Officer



                                 Schedule 1
                                 ----------



                                               Number of Shares
         Name of Stockholder             Owned with Sole Voting Power
         -------------------             ----------------------------


EXHIBIT E

               List of Index Companies with Weighted Averages


                                                    Market Cap
Institution                          State         (in millions)       Weighting
-------------------------------------------------------------------------------

FirstMerit Corporation                OH              $ 1,834            11.70%
Keystone Financial, Inc.              PA              $ 1,729            11.03%
Westamerica Bancorporation            CA              $ 1,350             8.62%
Webster Financial Corp.               CT              $ 1,217             7.76%
One Valley Bancorp, Inc.              WV              $ 1,142             7.28%
HUBCO, Inc.                           NJ              $   962             6.13%
Washington Trust Bancorp Inc.         RI              $   899             5.74%
Suffolk Bancorp                       NY              $   868             5.54%
Susquehanna Bancshares Inc.           PA              $   812             5.18%
UST Corp.                             MA              $   785             5.00%
TrustCo Bank Corp. of NY              NY              $   679             4.33%
Chittenden Corp.                      VT              $   505             3.22%
Vermont Financial Services            VT              $   351             2.24%
USBANCORP Inc.                        PA              $   350             2.23%
Commonwealth Bancorp Inc.             NY              $   328             2.09%
First Source Bancorp Inc.             NJ              $   317             2.02%
Dime Community Bancshares Inc.        NY              $   297             1.89%
NBT Bancorp, Inc.                     NY              $   289             1.84%
BSB Bancorp, Inc.                     NY              $   276             1.76%
Washington Trust Bancorp              RI              $   255             1.63%
Community Bank System, Inc.           NY              $   244             1.56%
Arrow Financial Corp.                 NY              $   187             1.20%
-------------------------------------------------------------------------------
TOTAL                                                 $15,675           100.00%
-------------------------------------------------------------------------------


EXHIBIT 2


                         AGREEMENT AND PLAN OF MERGER


      AGREEMENT AND PLAN OF MERGER, dated as of July 31, 1998 (this "Plan of Merger") by and among BANKNORTH GROUP, INC., a Delaware corporation (the "Buyer"), and EVERGREEN BANCORP, INC., a Delaware corporation (the "Seller").

      This Plan of Merger is being entered into pursuant to an Affiliation Agreement and Plan of Reorganization, dated as of July 31,, 1998 (as amended and in effect from time to time, the "Agreement"), between the Buyer and the Seller.

      All capitalized terms used herein without definition are used with the meanings ascribed thereto in the Agreement.

      In consideration of the premises, and the mutual covenants and agreements herein contained, the parties hereto agree as follows:


                                   ARTICLE I

                                  THE MERGER
                                  ----------

      1.01 Surviving Corporation. In accordance with the provisions of this Plan of Merger and the Delaware General Corporation Law ("DCL"), at the Effective Time (as hereinafter defined), the Seller shall be merged with and into the Buyer (the "Merger"), and the separate corporate existence of the Seller shall cease. The Buyer shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware.

      1.02 Purposes of Surviving Corporation. As of the Effective Time, the purposes of the Surviving Corporation shall be as stated in the Certificate of Incorporation of the Buyer immediately prior to the Effective Time.

      1.03 Authorized Capital Stock of Surviving Corporation. As of the Effective Time, the Surviving Corporation shall be authorized to issue that number of shares of $1.00 par value voting common stock which the Buyer is authorized to issue immediately prior to the Effective Time.

      1.04 Description of Classes of Stock. As of the Effective Time, each class or series of capital stock of the Surviving Corporation shall have the same preferences, voting powers, qualifications, special or relative rights or privileges as such class or series of capital stock of the Buyer possessed immediately prior to the Effective Time.

      1.05  Effect of the Merger.

            (a) Upon the Effective Time, the separate existence of the Seller shall cease and the Seller shall be merged into the Surviving Corporation, and the Surviving Corporation shall thenceforth possess all the rights, privileges, powers and franchises as well of a public as of a private nature, and shall be subject to all the restrictions, disabilities and duties of each of the Buyer and the Seller; and all and singular, the rights, privileges, power and franchises of each of the Buyer and the Seller, and all property, real, personal and mixed, and all debts due to either the Buyer or the Seller on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Buyer and the Seller shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Buyer or the Seller, and the title to any real estate vested by deed or otherwise in either of the Buyer or the Seller shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of either of the Buyer or the Seller shall be preserved unimpaired, and all debts, liabilities and duties of each of the Buyer and the Seller respectively shall thenceforth attach to the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

            (b) Upon the Effective Time, any action or proceeding, whether civil, criminal or administrative, pending by or against the Buyer of the Seller shall be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in such action or proceeding.

      1.06 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Seller acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or to otherwise carry out this Plan of Merger, the officers and directors of the Surviving Corporation shall and will be authorized to execute and deliver, in the name and on behalf of the Seller or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Seller or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or to otherwise carry out this Plan of Merger.

      1.07 Certificate of Incorporation.. At the Effective Time, the Certificate of Incorporation of the Buyer, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation and the By-Laws of the Buyer, as in effect at the Effective Time, shall be the By-Laws of the Surviving Corporation and shall thereafter continue to be its Certificate of Incorporation and By-Laws until amended as provided therein or by law.

      1.08 Directors and Officers. At the Effective Time, the Board of Directors of the Surviving Corporation shall consist of those persons comprising the Board of Directors of the Buyer prior to the Effective Time and those individuals named in Section 5.09 of the Agreement, each to hold office in accordance with Section 5.09 of the Agreement and the Certificate of Incorporation and By-Laws of the Surviving Corporation. The officers of the Buyer immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

      1.09 Effective Time; Conditions. If all of the conditions precedent set forth in Article VI of the Agreement have been satisfied or waived, and this Plan of Merger is not terminated under Section 3.01 hereof, Certificate of Merger with respect to the Merger shall be prepared by the Buyer and the Seller and filed and recorded pursuant to Section 251 of the DCL (the "Certificate of Merger"). The Merger shall become effective at, and the Effective Time shall be, the date and time specified in the Certificate of Merger which shall be not later than the next business day after the filing of the Certificate of Merger (such date and time is herein referred to as the "Effective Time").


                                  ARTICLE II

                             CONVERSION OF SHARES
                             --------------------

      2.01  Effect on Outstanding Shares.

            (a) Seller Common Stock. (i) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of common stock of the Seller, par value $3.33 1/3 per share ("Seller Common Stock"), issued and outstanding immediately prior to the Effective Time (other than any such shares held directly or indirectly by the Buyer, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and any such shares held as treasury stock by the Seller) together with that number of Seller rights issued pursuant to the Seller Rights Agreement associated therewith, shall become and be converted into 0.90 shares of the common stock of the Buyer, par value $1.00 per share ("Buyer Common Stock"), together with that number of Buyer rights issued pursuant to the Buyer Rights Agreement associated therewith; provided, however, that in the event that the Buyer has exercised its option to deliver additional shares of its Common Stock pursuant to the last paragraph of Section 8.01(f) of the Agreement, Seller's Common Stock shall be converted into such number of shares of the Common Stock of the Buyer, par value $1.00 per share, as provided in said Section of the Agreement. The number of shares of Buyer Common Stock into which each share of Seller Common Stock shall be converted is hereinafter called the "Conversion Number."

            (ii) As of the Effective Time, each share of Seller Common Stock held either directly or indirectly by the Buyer (other than in a fiduciary capacity) or as treasury stock of the Seller shall be cancelled, retired and cease to exist, and no payment shall be made with respect thereto. Each certificate which immediately prior to the Effective Time represented outstanding shares of Seller Common Stock shall on and after the Effective Time be deemed for all purposes to represent the number of shares of Buyer Common Stock into which the shares of Seller Common Stock represented by such certificate shall have been converted pursuant to this Section 2.01.

      2.02 Anti-Dilution. In the event that, subsequent to the date of this Plan of Merger but prior to the Effective Time, the outstanding shares of Buyer Common Stock or Seller Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in the Buyer's or the Seller's capitalization, other than pursuant to the Agreement, as the case may be (a "Recapitalization"), then an appropriate and proportionate adjustment shall be made to the Conversion Number so that each holder of Seller Common Stock shall receive under Section 2.01 hereof the number of shares of Buyer Common Stock (except for fractional shares) that such holder would have held immediately following the Recapitalization if the Merger had occurred immediately prior to the Recapitalization or the record date therefor, as applicable. For purposes of this Section 2.02, in no event shall the issuance of shares or securities by the Buyer in connection with the Buyer acquiring directly or indirectly the stock or assets of any corporation, bank or other entity be deemed to be a "Recapitalization. "

      2.03  Procedures.

            (a) Certificates which represent shares of Seller Common Stock that are outstanding immediately prior to the Effective Time (a "Certificate") and are converted into shares of Buyer Common Stock pursuant to this Article II shall, after the Effective Time, be deemed to represent shares of Buyer Common Stock into which such shares have been converted and shall be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for new certificates representing the shares of Buyer Common Stock into which such shares have been converted.

            (b) As promptly as practicable after the Effective Time, the Exchange Agent shall send to each holder of record of shares of Seller Common Stock outstanding at the Effective Time transmittal materials (which shall be reviewed with the Seller's counsel prior to the Effective
      Time) for use in exchanging the Certificates for such shares for certificates for shares of Buyer Common Stock into which such shares of Seller Common Stock have been converted pursuant to this Article II. Upon surrender of a Certificate, together with a duly executed letter of transmittal and any other required documents, the holder of such Certificate shall be entitled to receive, in exchange therefor, a certificate for the number of Shares of Buyer Common Stock to which such holder is entitled pursuant to Section 2.01(b) hereof, and such Certificate shall forthwith be cancelled. No dividend or other distribution payable after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate, at which time such holder shall receive all dividends and distributions, without interest thereon, previously payable but withheld from such holder pursuant hereto. After the Effective Time, there shall be no transfers on the stock transfer books of the Seller of shares of Seller Common Stock which were issued and outstanding at the Effective Time and converted pursuant to the provisions of this Article II. If, after the Effective Time, Certificates are presented for transfer to the Seller, they shall be cancelled and exchanged for the shares of Buyer Common Stock deliverable in respect thereof as determined in accordance with the provisions and procedures set forth in this Article II.

            (c) In lieu of the issuance of fractional shares of Buyer Common Stock pursuant to Sections 2.01 of this Plan of Merger, cash adjustments, without interest, will be paid to the holders of Seller Common Stock in respect of any fractional share that would otherwise be issuable and the amount of such cash adjustment shall be equal to an amount in cash determined by multiplying such holder's fractional interest by the "Average Price" of a share of Buyer Common Stock (rounded up to the nearest cent). The "Average Price" of a share of Buyer Common Stock shall be the average of the last sale prices thereof as reported on the National Association of Securities Dealers Automated Quotation system over the ten (10) consecutive trading day period immediately preceding the date on which the Effective Time occurs. For purposes of determining whether, and in what amounts, a particular holder of Seller Common Stock would be entitled to receive cash adjustments under this Section 2.03(c), shares of record held by such holder and represented by two or more Certificates shall be aggregated.

            (d) After the Effective Time, holders of Certificates of Seller Common Stock shall cease to be, and shall have no rights as, stockholders of the Seller, other than to receive shares of Buyer Common Stock into which such shares have been converted and, if applicable, fractional share payments pursuant to the provisions hereof.

            (e) Notwithstanding the foregoing, neither the Buyer nor the Seller nor any other person shall be liable to any former holder of shares of Seller Common Stock for any shares or any dividends or distributions with respect thereto properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

            (f) In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed, and the receipt by the Buyer of appropriate and customary indemnification, the Buyer will issue in exchange for such lost, stolen or destroyed Certificate shares of Buyer Common Stock and the fractional share payment, if any, deliverable in respect thereof as determined in accordance with this Article II.

            (g) If any certificate representing shares of Buyer Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered; it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer (including, but not limited to, that the signature of the transferor shall be properly guaranteed by a commercial bank, trust company, member firm of the NASD or other eligible guarantor institution), and that the person requesting such exchange shall pay to the Exchange Agent (as such term is defined in Section 4.01 hereof) in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      2.04 Conversion of Options. Each stock option (other than the Seller Option) issued by the Seller to a third party, whether or not currently exercisable, which entitles such third party to purchase Seller Common Stock, and which is outstanding and unexercised immediately prior to the Effective Time, shall be converted into an option to purchase shares of Buyer Common Stock, and the Buyer shall assume each such option in accordance with the terms of the Seller stock option plan under which it was granted and the stock option or other agreement by which it is evidenced, with the following terms:

            (a) The number of shares of Buyer Common Stock shall be equal to the product of the number of shares of Seller Common Stock previously subject thereto and the Conversion Number, rounded down to the nearest whole share; and

            (b) The exercise price per share of Buyer Common Stock shall be equal to the exercise price per share of Seller Common Stock previously subject thereto divided by the Conversion Number, rounded up to the nearest cent; and

            (c) The duration and other terms of such Stock Option shall be unchanged except that all references to the Seller shall be deemed to be references to the Buyer; and

            (d) The Buyer shall assume the option as contemplated by Section 424(a) of the Code; and

            (e) With respect to any stock option on Seller's Common Stock which is an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the Buyer shall take such actions (other than delaying the date the options on Buyer Common Stock become exercisable beyond the date on which such options would otherwise become exercisable pursuant to the relevant Seller Stock Plan) as may be necessary or appropriate to cause such option, upon being converted to an option on Buyer Common Stock, to remain such an incentive stock option.


                                  ARTICLE III

                           AMENDMENT AND TERMINATION
                           -------------------------

      3.01 Termination. Notwithstanding the approval and adoption of this Plan of Merger by the stockholders of the Seller, the Buyer and the Merger Subsidiary, this Plan of Merger shall terminate forthwith in the event that the Agreement shall be terminated as therein provided. In the event of the termination of this Plan of Merger as provided above, this Plan of Merger shall forthwith become null and void and there shall be no liability on the part of any of the parties hereto except as otherwise provided in the Agreement.

      3.02 Amendment. This Plan of Merger shall not be amended except by an instrument in writing signed on behalf of each of the parties hereto pursuant to an amendment to the Agreement approved in the manner therein provided. If any such amendment to the Agreement is so approved, any amendment to this Plan of Merger required by such amendment to the Agreement shall be effected by the parties hereto by action taken by their respective Boards of Directors.


                                  ARTICLE IV

                                 MISCELLANEOUS
                                 -------------

      4.01 Exchange Agent. Prior to the Effective Time, the Buyer shall appoint an agent for the purpose of exchanging certificates representing shares of Buyer Common Stock for Certificates representing shares of Seller Common Stock (the "Exchange Agent"), and the Buyer shall issue and deliver to the Exchange Agent certificates representing shares of Buyer Common Stock and shall pay to the Exchange Agent such amounts of cash as shall be required to be delivered to holders of shares of Seller Common Stock in lieu of fractional shares of Buyer Common Stock, pursuant to Article II of this Plan of Merger.

      4.02 Counterparts. This Plan of Merger may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties.

      4.03 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

      IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be duly executed and delivered as a sealed instrument as of the date first above written.


                                       BANKNORTH GROUP, INC.


                                       By: /s/ WILLIAM H. CHADWICK
                                           ------------------------------------
                                           President


                                       By: /s/ NEAL E. ROBINSON
                                           ------------------------------------
                                           Treasurer


                                       EVERGREEN BANCORP, INC.


                                       By: /s/ GEORGE W. DOUGAN
                                           ------------------------------------
                                           President


                                       By: /s/ GEORGE FREDETTE
                                           ------------------------------------
                                           Treasurer


EXHIBIT 3


                            STOCK OPTION AGREEMENT


      STOCK OPTION AGREEMENT, dated as of July 31, 1998, between EVERGREEN BANCORP, INC., a Delaware corporation (the "Issuer") and BANKNORTH GROUP, INC., a Delaware corporation (the "Grantee").

      WHEREAS, the Grantee and the Issuer are entering into an Affiliation Agreement and Plan of Reorganization of even date herewith (as amended and in effect from time to time, the "Acquisition Agreement"), which agreement is being executed by the parties thereto simultaneously with this Agreement; and

      WHEREAS, as a condition to the Grantee's entry into the Acquisition Agreement and in consideration for such entry, the Issuer has agreed to grant the Grantee the Option (as hereinafter defined);

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Acquisition Agreement, the parties hereto agree as follows:

      1. (a) The Issuer hereby grants to the Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 1,888,923 fully paid and nonassessable shares (the "Option Shares") of common stock, par value $3.33 1/3 per share, of the Issuer ("Common Stock") at a price of $27.75 per share (the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth provided that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock (without giving effect to any shares of Common Stock issued pursuant to the Option) less the number of shares previously issued pursuant to exercise of the Option.

      (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to exercise of the Option pursuant to this Agreement or as contemplated by Section 5(a) of this Agreement), including, without limitation, pursuant to stock option or other employee plans or as a result of the exercise of conversion rights, the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section l(b) or elsewhere in this Agreement shall be deemed to authorize the Issuer or the Grantee to breach any provision of the Acquisition Agreement.

      2. (a) The Holder (as such term is defined in paragraph (c) below) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as defined in paragraph (e) below) and a Subsequent Triggering Event (as defined in paragraph (f) below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined in paragraph (b) below), provided that the Holder shall have sent the written notice of such exercise (as provided in paragraph (h) of this Section 2) within thirty (30) days following such Subsequent Triggering Event and prior to the Exercise Termination Event.

      (b)  The term "Exercise Termination Event" shall mean the earliest of
(i) the Effective Time of the Merger, (ii) any termination of the Acquisition Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, and (iii) in the event of any termination of the Acquisition Agreement in accordance with the provisions thereof after the occurrence of an Initial Triggering Event, the passage of twelve (12) months after such termination. Notwithstanding the termination of the Option, the Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in whole or in part prior to the termination of the Option.

      (c)  The term "Holder" shall mean the holder or holders of the Option.

      (d) The term "Schedule 13G Investor" shall mean any person holding voting securities of the Issuer eligible to report the beneficial ownership of such securities on Schedule 13G pursuant to the provisions of Rule 13d-1 under the Exchange Act.

      (e) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

            (i) The Issuer or any subsidiary of the Issuer, without having received the Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any Person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than the Grantee or any subsidiary of the Grantee, or, without the consent of the Grantee the Board of Directors of the Issuer shall have approved an Acquisition Transaction or recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than as contemplated by the Acquisition Agreement. For purposes of this Agreement, the term "Acquisition Transaction" shall mean (A) a merger or consolidation, or any similar transaction, with the Issuer or any Significant Subsidiary of the Issuer, or any subsidiary of the Issuer which, after such transaction, would be a Significant Subsidiary of the Issuer, (B) a purchase, lease or other acquisition of all or substantially all of the assets of the Issuer or any Significant Subsidiary of the Issuer or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing ten percent (10%) or more of the voting power of the Issuer or any Significant Subsidiary of the Issuer;

            (ii) The stockholders of the Issuer shall not have approved the Acquisition Agreement at the meeting of such stockholders held for the purpose of voting on the Acquisition Agreement, such meeting shall not have been held or shall have been canceled prior to the termination of the Acquisition Agreement, or the Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to the Grantee the recommendation of the Issuer's Board of Directors with respect to the Acquisition Agreement, in each case after (A), any Person, other than the Grantee or any subsidiary of the Grantee or the Issuer in a fiduciary capacity, and other than a Schedule 13G Investor, shall have acquired beneficial ownership (as hereinafter defined) or the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock if such Person owned beneficially less than ten percent (10%) of the outstanding shares of Common Stock on the date of this Agreement, or any Person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of Common Stock if such Person owned beneficially ten percent (10%) or more of the outstanding shares of Common Stock on the date of this Agreement (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and in the rules and regulations thereunder); (B), any Person, other than the Grantee or any subsidiary of the Grantee, shall have made a bona-fide proposal to the Issuer or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; or (C), any Person other than the Grantee or any Subsidiary of the Grantee, other than in connection with a transaction to which the Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

            (iii) After any Person other than the Grantee or any subsidiary of the Grantee has made a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction, the Issuer shall have breached any covenant or obligation contained in the Acquisition Agreement and such breach (A) would entitle the Grantee to terminate the Acquisition Agreement and (B) shall not have been remedied prior to the Notice Date (as defined in paragraph (h) below); or

            (iv) Any person (other than Grantee or any Subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively).

      (f) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

            (i) The acquisition by any Person (other than a Schedule 13G Investor) of beneficial ownership of twenty-five percent (25%) or more of the then outstanding Common Stock; or

            (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) of paragraph (e) of this Section 2, except that the percentage referenced in clause (C) thereof shall be twenty-five percent (25%) in lieu of ten percent (10%).

      (g) The Issuer shall notify the Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by the Issuer shall not be a condition to the right of the Holder to exercise the Option.

      (h) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to the Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three (3) business days nor later than sixty
(60) business days from the Notice Date for the closing of such purchase (the "Closing"); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. The term "business day" for purposes of this Agreement means any day, excluding Saturdays, Sundays and any other day that is a legal holiday in the State of New York or a day on which banking institutions in the State of New York are authorized by law or executive order to close.

      (i) At the Closing, the Holder shall pay to the Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by the Issuer, provided that failure or refusal of the Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

      (j) At such Closing, simultaneously with the delivery of immediately available funds as provided in paragraph (i) above, the Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to the Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

      (k) Certificates for the Common Stock delivered at a Closing hereunder may (in the sole discretion of the Issuer) be endorsed with a restrictive legend that shall read substantially as follows:

           "THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTION PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF JULY 31, 1998 A COPY OF WHICH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificates without such legend if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such legend. In addition, such certificates shall bear any other legend as may be required by law.

      (l) Upon the giving by the Holder to the Issuer of the written notice of exercise of the Option provided for under paragraph (h) above, the tender of the applicable purchase price in immediately available funds and the tender of a copy of this Agreement to the Issuer, such Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Issuer shall pay any and all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

      3. The Issuer agrees (a) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without requiring the Issuer's stockholders to approve an increase in the number of authorized shares of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock, (b) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, (c) promptly to take all action as may from time to time be required (including without limitation (A) complying with all premerger notification, reporting and waiting period requirements and (B) cooperating fully with any Holders in preparing any applications or notices required under the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978, as amended, or any state banking law), in order to permit such Holders to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto, and (d) promptly to take all action provided herein to protect the rights of any Holders against dilution.

      4. This Agreement (and the Option granted hereby) is exchangeable, without expense, at the option of each Holder, upon presentation and surrender of this Agreement at the principal office of the Issuer, for other Agreements providing for Options of different denominations entitling the Holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute for all purposes and under all circumstances a contractual obligation on the part of the Issuer, whether or not this Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

      5. In addition to the adjustment in the number of Option Shares pursuant to Section 1 of this Agreement, the number of Option Shares shall be subject to adjustment from time to time as provided in this Section 5.

            (a) (i) In the event of any change in the shares of Common Stock by reason of stock dividend, split up, merger, recapitalization, subdivision, conversion, combination, exchange of shares or similar transaction, the type and number of Option Shares, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that the Grantee shall receive upon exercise of the Option the number and class of shares or other securities or property that the Grantee would have held immediately after such event if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

            (ii) The Issuer may make such increases in the number of Option Shares, in addition to those required under subparagraph (a)(i) above, as shall be determined by its Board of Directors to be advisable in order to avoid taxation, so far as practicable, of any dividend of stock or stock rights or any event treated as such for federal income tax purposes to the recipients.

            (b) Whenever the number of Option Shares (or other securities) purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of Option Shares prior to the adjustment and the denominator of which is equal to the number of Option Shares (or other securities) purchasable after the adjustment.

      6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within thirty (30) days of such Subsequent Triggering Event (whether on the Grantor's own behalf or on the behalf of any subsequent Holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current, with respect to the Option and the Option Shares, a "shelf" registration statement under Rule 415 of the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares under any applicable state securities laws. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect sales or other dispositions of Option Shares. Grantee shall have the right to demand two such registrations. Any registration statement prepared and filed under this Section 6, and any sales covered thereby, shall be at Issuer's expense, except for underwriting discounts or commissions, broker's fees and expenses and the fees and disbursements of Grantee's counsel related thereto. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Option or Option Shares would interfere with the successful marketing of the shares represented by the Option the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that if such reduction occurs, the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer.

      7. (a) Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, (i) at the request of any Holder, delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the greater of
(1) $7,500,000 and (2) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised, plus, to the extent not previously reimbursed, the Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of the Grantee's rights under, the Acquisition Agreement, including without limitation legal, accounting and investment banking fees (the "Grantee's Out-of-Pocket Expenses"), and (ii) at the request of any owner of Option Shares from time to time (the "Owner"), delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase such number of the Option Shares from such Owner as the Owner shall designate at a price per share ("Option Share Repurchase Price") equal to the greater of
(A) the market/offer price and (B) the average exercise price per share paid by the Owner for the Option Shares so designated, plus, to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses. The term "market/offer price" shall mean the highest of (w) the price per share of the Common Stock at which a tender offer or exchange offer therefor has been made,
(x) the price per share of the Common Stock to be paid by any Person, other than the Grantee or a subsidiary of the Grantee, pursuant to an agreement with the Issuer, (y) the highest closing price for shares of Common Stock within the six (6) month period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (z) in the event of a sale of all or substantially all of the Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of the Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer.

      (b) Each Holder and Owner, as the case may be, may exercise its right to require the Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to the Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that such Holder or Owner elects to require the Issuer to repurchase this Option and/or Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within ten (10) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, the Issuer shall deliver or cause to be delivered to each Holder the Option Repurchase Price and/or to each Owner the Option Share Repurchase Price therefor or the portion thereof that the Issuer is not then prohibited under applicable law and regulation from so delivering.

      (c) To the extent that the Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Option and/or the Option Shares in full, the Issuer shall immediately so notify each Holder and/or each Owner and thereafter deliver or cause to be delivered, from time to time, to such Holder and/or Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within ten (10) business days after the date on which the Issuer is no longer so prohibited; provided, however, that if the Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to any Holder and/or Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in part or in full (and the Issuer hereby undertakes to use its best efforts to receive any required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), such Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon the Issuer shall promptly (i) deliver to such Holder and/or Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that the Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to such Holder, a new Stock Option Agreement evidencing the right of such Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to such Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

      8. (a) In the event that prior to an Exercise Termination Event, the Issuer shall enter into an agreement (i) to consolidate with or merge into any Person, other than the Grantee or one of the Grantee's subsidiaries, and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than the Grantee or one of its subsidiaries, to merge into the Issuer and the Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or the then outstanding shares of Common Stock shall, after such merger, represent less than fifty percent (50%) of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than the Grantee or one of the Grantee's subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (A) the Acquiring Corporation (as defined in paragraph (b) below) or (B) any Person that controls the Acquiring Corporation.

      (b) The following terms have the meanings indicated:

            (i) The term "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with the Issuer (if other than the Issuer), (B) the Issuer in a merger in which the Issuer is the continuing or surviving Person, and (C) the transferee of all or substantially all of the Issuer's assets.

            (ii) The term "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

            (iii) The term "Assigned Value" shall mean the "market/offer price," as defined in paragraph (a) of Section 7 hereof.

            (iv) The term "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one (1) year period immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale, provided that if the Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Person merging into the Issuer or by any company which controls such Person, as the Holder may elect.

      (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall, to the extent legally permissible, be as similar as possible to, and in no event less advantageous to the Holder than, the terms of the Option. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

      (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock as is equal to (i) the product of (A) the Assigned Value and (B) the number of shares of Common Stock for which the Option is then exercisable, divided by (ii) the Average Price. The exercise price of the Substitute Option per share of the Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of Option Shares and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

      (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option (without giving effect to any shares of Substitute Common Stock issued pursuant to the Substitute Option) less the number of shares previously issued pursuant to the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this paragraph
(e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to the Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this paragraph (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this paragraph (e). The difference in value shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be.

      (f) The Issuer shall not enter into any transaction described in paragraph (a) of this Section 8 unless the Acquiring Corporation and any Person that controls the Acquiring Corporation shall have assumed in writing all the obligations of the Issuer hereunder.

      9. (a) At the written request of the holder of the Substitute Option (the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of the Substitute Common Stock for which the Substitute Option may then be exercised, plus to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses, and at the request of each owner (the "Substitute Share Owner") of shares of the Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price per share (the "Substitute Share Repurchase Price") equal to the greater of (A) the Highest Closing Price and (B) the average exercise price per share paid by the Substitute Share Owner for the Substitute Shares so designated, plus, to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses. The term "Highest Closing Price" shall mean the highest closing price for shares of the Substitute Common Stock within the six (6) month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

      (b) Each Substitute Option Holder and Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that such Substitute Option Holder or Substitute Share Owner elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five (5) business days after the surrender of the Substitute Option and/or the certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor, or the portion(s) thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

      (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Substitute Option and/or the Substitute Shares in full, the Substitute Option Issuer shall immediately so notify each Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited, provided, however, that if the Substitute Option Issuer is, at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in part or in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing.

      10. The thirty (30) day period for exercise of certain rights under Sections 2, 6, 7 and 12 hereof shall be extended in each such case: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise, provided that notice of intent to exercise such rights shall be given to the Issuer within the requisite thirty (30) day period and the Grantee and the Holders shall use their best efforts to promptly obtain all requisite approvals and cause the expiration of all requisite waiting periods.

      11.  The Issuer hereby represents and warrants to the Grantee as follows:

      (a) The Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Issuer and no other corporate proceedings on the part of the Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Issuer. This Agreement is the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with its respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

      (b) The Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

      12. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other Person, whether by operation of law or otherwise, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, the Grantee may, subject to the right of first refusal set forth in Section 13, assign, transfer or sell in whole or in part its rights and obligations hereunder within thirty (30) days following such Subsequent Triggering Event (or such later period as provided in Section 10); provided, however, that in the event the Grantee sells, assigns or transfers all or a portion of the Option to other Holders as permitted by this Agreement, the Grantee may exercise its rights hereunder on behalf of itself and such Holders.

      13. If at any time after the occurrence of a Subsequent Triggering Event and, with respect to shares of Common Stock or other securities acquired by the Grantee pursuant to an exercise of the Option, prior to the expiration of twenty-four (24) months after the expiration of the Option pursuant to Section 2(b), the Grantee shall desire to sell, assign, transfer or otherwise dispose of the Option, in whole or in part, or all or any of the shares of Common Stock or other securities acquired by the Grantee pursuant to the Option, the Grantee shall give the Issuer written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, accompanied by a copy of a binding offer to purchase the Option or such shares or other securities signed by such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by the Grantee to the Issuer, which may be accepted within ten (10) business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which the Grantee is proposing to transfer the Option or such shares or other securities to such transferee. The purchase of the Option or such shares or other securities by the Issuer shall be settled within five (5) business days of the date of the acceptance of the offer and the purchase price shall be paid to the Grantee in immediately available funds, provided that, if prior notification to or approval, consent or waiver of the Federal Reserve Board or any other regulatory authority is required in connection with such purchase, the Issuer shall promptly file the required notice or application for approval, consent or waiver and shall expeditiously process the same (and the Grantee shall cooperate with the Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (a) the required notification period has expired or been terminated or (b) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of the failure or refusal of the Issuer to purchase the Option or the shares or other securities, as the case may be, covered by an Offeror's Notice or if the Federal Reserve Board or any other regulatory authority disapproves the Issuer's proposed purchase of the Option or such shares or other securities, the Grantee may, within sixty (60) days following the date of the Offeror's Notice (subject to any necessary extension for regulatory notification, approval, or waiting periods), sell all, but not less than all, of the portion of the Option (which may be one hundred percent (100%)) or such shares or other securities, as the case may be, proposed to be transferred to the proposed transferee identified in the Offeror's Notice at no less than the price specified and on terms no more favorable to the proposed transferee than those set forth in the Offeror's Notice. The requirements of this Section 13 shall not apply to (i) any disposition of the Option or any shares of Common Stock or other securities by a Person to whom the Grantee has assigned its rights under the Option with the prior written consent of the Issuer, (ii) any sale by means of a public offering in which steps are taken to reasonably ensure that no purchaser will acquire securities representing more than two percent (2%) of the outstanding shares of Common Stock of the Issuer or (iii) any transfer to a direct or indirect wholly-owned subsidiary of the Grantee which agrees in writing to be bound by the terms hereof.

      14. Each of the Grantee and the Issuer will use all reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, for approval to acquire the shares issuable hereunder.

      15. (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed $15,000,000 million and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to the Issuer for cancellation Option Shares previously purchased by the Grantee, (iii) pay cash to the Issuer, or (iv) any combination thereof, so that the Grantee's actually realized Total Profit shall not exceed $15,000,000 million after taking into account the foregoing actions.

      (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $15,000,000 million; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

      (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of (i)(x) the net cash amounts receive by the Grantee pursuant to the sale of shares of Common Stock purchased pursuant to the exercise of the Option (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price of such shares, plus (ii) any amounts received by the Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party.

      (d) As used herein, the term "Notional Total Profit" with respect to any number of shares as to which the Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of such proposed exercise assuming that this were exercised on such date for such number of shares and assuming that such shares, together with all other shares of Common Stock purchased pursuant to the Option and held by the Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

      16. Notwithstanding anything to the contrary herein, in the event that the Holder or the Owner or any Related Person thereof (as hereinafter defined) is a Person making an offer or proposal to engage in an Acquisition Transaction (other than the transaction contemplated by the Acquisition Agreement), then
(a) in the case of a Holder or any Related Person thereof, the Option held by it shall immediately terminate and be of no further force or effect, and (b) in the case of an Owner or any Related Person thereof, the Option Shares held by it shall be immediately repurchasable by the Issuer at the Option Price. For purposes of this Agreement, a "Related Person" of a Holder or Owner means any Affiliate (as defined in Rule 12b-2 of the rules and regulations under the Exchange Act) of the Holder or the Owner and any Person that is required to file a Schedule 13D with the Holder or the Owner with respect to shares of Common Stock or options to acquire the Common Stock.

      17. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

      18. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or the Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Sections 1(b) or 5 hereof), it is the express intention of the Issuer to allow the Holder to acquire or to require the Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

      19. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in Person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Acquisition Agreement.

      20. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      21. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      22. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

      23. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

      24. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Acquisition Agreement.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed [as a sealed instrument] on its behalf by its officers thereunder duly authorized, all as of the day and year first above written.


                              EVERGREEN BANCORP, INC.


                              By: /s/ GEORGE W. DOUGAN
                                  ---------------------------------------------
                                  Name:  George W. Dougan
                                  Title: Chairman and Chief Executive Officer


                              BANKNORTH GROUP, INC.


                              By: /s/ WILLIAM H. CHADWICK
                                  ---------------------------------------------
                                  Name:  William H. Chadwick
                                  Title: President and Chief Executive Officer


EXHIBIT 4


                                        July 31, 1998


William H. Chadwick
President and Chief Executive Officer
Banknorth Group, Inc.
300 Financial Plaza
Burlington, VT 05401


Dear Mr. Chadwick:

      The undersigned (the "Stockholder") owns and has sole voting power with respect to the number of shares of the common stock, par value $3.33 1/3 per share (the "Shares"), of Evergreen Bancorp, Inc., a Delaware corporation (the "Seller"), indicated opposite the Stockholder's name on
Schedule 1 attached hereto.

      Simultaneously with the execution of this letter agreement, Banknorth Group, Inc.. (the "Buyer") and the Seller are entering into an Affiliation Agreement and Plan of Reorganization (as amended and in effect from time to time, the "Acquisition Agreement") providing, among other things, for the acquisition of the Seller by the Buyer (the "Acquisition").

      In consideration of, and as a condition to, the Buyer's entering into the Acquisition Agreement, the Stockholder and the Buyer agree as follows:

      1. The Stockholder, while this letter agreement is in effect, shall vote or cause to be voted all of the Shares, as well as any other shares of common stock of Seller of which the Stockholder acquires beneficial ownership and sole voting power, whether pursuant to the exercise of stock options or otherwise, as long as such shares are owned by the Stockholder as of the record date for the special meeting of the Seller's stockholders to be called and held following the date hereof, for the approval of the Acquisition Agreement and the Acquisition and shall vote or cause to be voted all such shares, at such special meeting or any other meeting of the Seller's stockholders following the date hereof, against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of the Seller or any of its subsidiaries with any person or entity other than the Buyer, or any subsidiary of the Buyer.

      2. The agreements contained herein are intended to relate to restrictions on voting and to continue only for such time as may reasonably be necessary to obtain all necessary approvals, including shareholder approval and all necessary governmental approvals, of the Acquisition and all other transactions contemplated by the Acquisition Agreement.

      3. Notwithstanding anything herein to the contrary, the agreements contained herein shall remain in full force and effect until the earlier of
(a) the consummation of the Acquisition or (b) the termination of the Acquisition Agreement in accordance with Article VIII thereof.

      4. The Stockholder has signed this letter agreement intending to be bound thereby. The Stockholder expressly agrees that this letter agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Stockholder. All of the covenants and agreements contained in this letter agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

      5. This letter agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

      6. This letter agreement is deemed to be signed as a sealed instrument and is to be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

      If the foregoing accurately reflects your understanding of the subject matter intended to be contained herein, please confirm our agreement by signing this letter where indicated below.


                                         Very truly yours,


                                         ------------------------------------

                                         ------------------------------------


AGREED TO AND ACCEPTED AS
OF THE DATE FIRST ABOVE WRITTEN

BANKNORTH GROUP, INC.

By:
    -------------------------------------
    William H. Chadwick
    President and Chief Executive Officer



                                 Schedule 1
                                 ----------



                                               Number of Shares
         Name of Stockholder             Owned with Sole Voting Power
         -------------------             ----------------------------